

2023 | ANNUAL REPORT



2024 | PROXY STATEMENT



FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing plans, strategies and initiatives; future financial performance; the proposed Transactions (as defined elsewhere in this Annual Report) and their expected benefits; the proposed acquisition of MotoGP and its expected benefits; F1's sustainability initatives; new service offerings; renewal of licenses and authorizations; revenue growth and subscriber trends at Sirius XM Holdings Inc. (**Sirius XM Holdings**); our ownership interest in Sirius XM Holdings; the recoverability of goodwill and other long-lived assets; the performance of our equity affiliates; projected sources and uses of cash; the payment of dividends by Sirius XM Holdings; the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings; and other matters arising in the ordinary course of business. In particular, statements in our "Letter to Shareholders" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- the historical financial information of the Liberty SiriusXM Group, the Liberty Formula One Group and the Liberty Live Group may not necessarily reflect their results had they been separate companies;

- our ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;

- our and our subsidiaries' indebtedness could adversely affect operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry;

- the success of businesses attributed to each of our tracking stock groups and their popularity with audiences;

- our and Sirius XM Holdings' ability to realize the benefits of acquisitions or other strategic investments;

- the impact of weak and uncertain economic conditions on consumer demand for products, services and events offered by our businesses attributed to each of our tracking stock groups;

- our overlapping directors and management with Qurate Retail, Inc., Liberty Broadband Corporation, Liberty TripAdvisor Holdings, Inc. and Atlanta Braves Holdings, Inc.;

- the outcome of pending or future litigation;

- the operational risks of our subsidiaries and business affiliates with operations outside of the United States;

- our ability to use net operating loss, disallowed business interest and tax credit carryforwards to reduce future tax payments;

- the degradation, failure or misuse of our information systems;

- the ability of our subsidiaries and business affiliates to comply with government regulations, including, without limitation, Federal Communications Commission requirements, consumer protection laws and competition laws, and adverse outcomes from regulatory proceedings;

- the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate;

- changes in the nature of key strategic relationships with partners, vendors and joint venturers;

- the impact of a future pandemic and other public health related risks and events, such as COVID-19, on our customers, vendors and businesses generally;

- competition faced by Sirius XM Holdings;

- the ability of Sirius XM Holdings to attract and retain subscribers and listeners;

- the ability of Sirius XM Holdings to market its services and sell advertising;

- the ability of Sirius XM Holdings to maintain revenue growth from its advertising products;

- the ability of Sirius XM Holdings to protect the security of personal information about its customers;

- the interruption or failure of Sirius XM Holdings' information technology and communication systems;

FORWARD-LOOKING STATEMENTS

- the impact of the market for music rights on Sirius XM Holdings and the rates Sirius XM Holdings must pay for rights to use musical works;

- the ability of Sirius XM Holdings to successfully monetize and generate revenue from podcasts and other non-music content;

- reliance on intellectual property and the ability to protect intellectual property;

- reliance on third parties;

- the ability to attract and retain qualified personnel;

- the impact of our equity method investment in Live Nation Entertainment, Inc. on our net earnings and the net earnings of the Liberty Live Group;

- termination of or changes in any of the agreements, commitments or policies Formula 1 relies on to operate and the limitations such agreements, commitments and policies impose on Formula 1;

- challenges by tax authorities in the jurisdictions where Formula 1 operates;

- changes in tax laws that affect Formula 1 and the Formula One Group;

- the ability of Formula 1 to expand into new markets;

- changes in laws and regulations and/or their interpretations related to advertising, media rights and the environment;

- the relationship between the United Kingdom and the European Union following Brexit;

- the establishment of rival motorsports events or other circumstances that impact the competitive position of Formula 1;

- the impact of cancelations or postponements of events or accidents or terrorist attacks during events;

- changes in consumer viewing habits and the emergence of new content distribution platforms;

- fluctuations in currencies against the U.S. dollar;

- the risks associated with our company as a whole and our use of tracking stock groups, even if a holder does not own shares of common stock of all of our groups;

- market confusion that results from misunderstandings about our capital structure;

- market prices of our tracking stocks may be volatile;

- we may not pay dividends equally to our tracking stocks or at all;

- our directors' or officers' equity ownership may create the appearance of conflicts of interest;

- geopolitical incidents, accidents, terrorist acts, international conflicts, natural disasters, including the effects of climate change, or other events that cause one or more events to be cancelled or postponed, are not covered by insurance, or cause reputational damage to our subsidiaries and business affiliates;

- challenges related to assessing the future prospects of tracking stock groups based on past performance;

- our ability to recognize anticipated benefits from the Split-Off and the Reclassification, each as defined below;

- the satisfaction of conditions to the completion of the proposed acquisition of MotoGP;

- our ability to recognize the anticipated benefits from the proposed Transactions;

- the possibility that we may be unable to obtain stockholder approval required for the Transactions;

- the possibility that our business may suffer as a result of uncertainty surrounding the Transactions; and

- the possibility that the Transactions may have unexpected costs.

FORWARD-LOOKING STATEMENTS

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning public companies in which we have controlling and non-controlling interests that file reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning those companies has been derived from the reports and other information filed by them with the SEC. If you would like further information about these companies, the reports and other information they file with the SEC can be accessed on the Internet website maintained by the SEC at *www.sec.gov.* Those reports and other information are not incorporated by reference in this Annual Report.

LETTER TO SHAREHOLDERS

April 2024

Dear Fellow Shareholders,

Liberty Media is no stranger to structural change over its more than thirty-year history, and 2023 was no exception. Over the past twelve months, we made significant changes to simplify and highlight the value of our assets. We completed the split-off of Atlanta Braves Holdings and recapitalized our three tracking stocks into the newly populated (i) Formula One Group, (ii) Liberty Live Group, and (iii) Liberty SiriusXM Group, which we have since announced will merge with SiriusXM in the next few months. It has been an active and productive year.

Our portfolio is focused on high quality, experiential entertainment assets that benefit from resilient consumer demand. We have referred to this as the Premium IP ecosystem—the irreplicable nature of these businesses leads to attractive financial profiles, durability and growth tailwinds.

Core to our thesis on Premium IP is recognizing customers as fans—of the sport, the brand, the product. With fandom comes loyalty which produces long-lasting customer relationships. This is most obvious in sports, where multi-generational fandom often withstands years of volatility in "product performance" (aka losing streaks). But just as powerful are the fans built around music genres, artists, drivers, the technological innovation of an F1 car, and more.

Premium IP assets are hard to come by. The assets themselves are scarce—there is only one Formula 1 league, 30 MLB teams, etc. Furthermore, a scarce supply of monetizable inventory met with growing fan demand drives an attractive economic equation. There are limited race spots on the F1 calendar, limited seats to some of the most coveted shows and events and limited capacity in a grandstand or ballpark. Additional growth comes in part from extending the reach of the brand to create new customer touch points, ultimately expanding the overall fan base. The larger customer base in time become fans → driving increased demand against limited supply → benefiting economic returns → enabling further expansion opportunities → driving an even larger customer base. It's a compelling flywheel.

We continue to explore opportunities that fit this profile to expand and strengthen our portfolio at Liberty Media and generate returns for our shareholders. Our recently announced planned acquisition of MotoGP aligns perfectly with this objective.

FORMULA ONE GROUP

The global scale, popularity and financial health of Formula 1 have never been stronger. Since 2017, F1's revenue has grown at a CAGR of 10%. It has more than doubled sponsorship and hospitality revenue streams, both of which we identified as significantly under-monetized at the time of our acquisition.

In 2023, F1 welcomed 1.5 billion cumulative TV viewers, approximately 70 million in average race weekend viewership, 70.5 million followers across social media platforms and over 100 million unique users to the F1.com and F1 app platforms. Across all sports, fans are increasingly engaging across a multitude of platforms. F1 is actively working with Nielsen in 2024 to incorporate their fast-growing digital audience into a more comparable unit of measurement for 'engagement' given the evolving nature of sports and media consumption.

F1 is capitalizing on its success to sustain momentum and continued expansion. In part, this includes leveraging competitive market dynamics in driving revenue growth. For example, in race promotion, the limited number of weekends in a 24-race calendar raises the bar on quality of experience required to maintain a slot. Accordingly, nearly all of F1's recently announced race renewals include elements of promoter-funded capital improvements into track infrastructure and fan experience. There is continued demand from new geographies wanting to join the limited calendar, including the recently announced Madrid race starting in 2026. Our self-promotion of the Las Vegas Grand Prix significantly increased our knowledge of the promoter experience and allows us to be better partners with shared best practices going forward.

Much is written about F1's meteoric rise in the US market. We are proud of the team's accomplishments and confident the momentum is still building. In 2018, average race weekend viewership on ESPN was 1.6 million, nearly doubling to 3.1 million for the 2023 season. F1 estimates that capturing digital audiences in the US would add 50% to traditional linear measurements given the prevalence of digital video consumption among US sports fans. Social media followers in the US grew an impressive 28% in 2023. In 2019, Formula 1's only US race was at COTA in Austin with 268 thousand in attendance. In 2023, over 800 thousand fans packed the stands across the three unique US race weekends in Austin, Miami and Las Vegas.

Even with this incredible progress, we are confident that our US growth is still in its early stages. There is significant upside in F1's US media rights given the attractive demographic of the fan base and relatively modest monetization today. US-based sponsorship interest continues to build, buoyed by the success of new inventory like the Las Vegas Grand Prix and the F1 Academy women's racing series.

Another key area of growth is expanding F1's fandom and investing to build more direct touch points. The fan database has grown meaningfully through the success of F1 TV, the Las Vegas Grand Prix, F1's website and app data, and more recently through Liberty's acquisition of Quint which closed in early 2024. F1 can leverage increased fan data to create more tailored offerings for all commercial partners and accelerate the growth of these revenue streams.

F1 advanced key sustainability efforts in 2023, which are increasingly important to our organization, commercial partners and F1 teams. We successfully launched the F1 Academy female-only racing series under the leadership of Susie Wolff. F1 also progressed the development of a 100% sustainable hybrid fuel that is expected to be introduced in 2026. The fuel will be compatible with road cars without modification, which provides broad global benefit to the automotive industry well beyond the impact on our sport. F1 has long been on the forefront of technological innovation for consumer vehicles—carbon fiber material, hybridization and regenerative braking, to name a few. Leading work in advanced sustainable fuels is the latest example in a long history of bold initiatives F1 has undertaken.

While investing for growth, F1 has continued to de-lever its balance sheet through organic adjusted OIBDA growth and opportunistic debt reduction. Leverage at year-end 2023 was 1.9x, dramatically reduced from over 7.0x at the time Liberty closed the acquisition of F1. Our liquidity and leverage capacity provide flexibility to pursue a variety of growth opportunities, including organic investment, M&A and stock buybacks. Most recently, we were thrilled to announce our planned acquisition of MotoGP and believe this will be an accretive use of capital for our shareholders. This was a rare opportunity to purchase a global, league-level asset with an attractive financial profile. Over its 75-year history, MotoGP has grown to command a loyal, passionate fan base following elite riders as they compete around the globe and push the boundaries of human limits. We intend to bring this sport to a wider audience, while maintaining the core heritage of the sport upon which such a strong foundation is built. We expect to close the transaction by year-end 2024 and look forward to sharing more updates on the business.

LIBERTY LIVE GROUP

The Liberty Live Group tracking stock has traded at an average 40% discount since its creation in August 2023. We continue to believe it will take time for the market to fairly value this equity, and investor sentiment will likely evolve as the composition of the tracking stock evolves as well. The tracker is capitalized as of year-end 2023 with $418 million of cash and liquid investments and a $400 million undrawn margin loan with a modest 12% net debt to asset ratio. Over time, we will evaluate adding accretive assets, including ones complementary to the live event space. Until then, the primary asset at Liberty Live Group is its stake in Live Nation, which just closed out an astounding 2023 across all metrics—145 million fans at shows, 620 million tickets sold and over $1 billion of sponsorship revenue generated. Their growth in owned venues is leading to enhanced fan experiences and the ability to increase ancillary revenues. Live Nation is not seeing any slowdown in share of wallet going towards live events, with 2024-to-date already pacing ahead of 2023 across all metrics. Pair the growing fan demand with an increasingly global supply of artists and the opportunities are as strong as ever.

LIBERTY SIRIUSXM GROUP

As of the writing of this letter, we are a few months away from the projected completion of the merger of Liberty SiriusXM and SiriusXM. Looking back, our initial investment in SiriusXM in 2009 was predicated on many attributes of the business that are still core to our investment priorities today: a large and sticky customer base, a high margin, recurring revenue subscription model, a disrupted market set to rebound (specifically the US car industry) and a high-quality management team. Initially, we agreed to invest up to $530 million in senior debt in exchange for preferred stock convertible into 40% of the common equity. Ultimately, our total cash outlay in the initial purchase was under $400 million. This capital was fully recouped within six months, and our investment in SiriusXM stands at an impressive $12.3 billion of market value as of April 1, 2024. We are fortunate for management's stewardship during our investment tenure, the opportunity to deepen our knowledge in audio and live entertainment, and for the strong returns generated by our SiriusXM investment for Liberty and our shareholders. We look forward to our ongoing involvement in the company as shareholders.

LOOKING AHEAD

We are often asked what the future holds for Liberty Media. Perhaps increasingly today given the various structural simplifications we recently effected.

We continue to believe the tracking stock structure provides benefits to Liberty and our shareholders by maximizing both investor choice and management flexibility. As long-term owners, we will continue to pursue structural options that drive value for our shareholders. When there has been a clear business reason to eliminate the tracker structure, we have done so—and twice in the past year. In July 2023, we created an asset-backed security in Atlanta Braves Holdings because we believed increased liquidity and enhanced future flexibility would benefit the public market valuation—the BATR equity is up 27% since the date of the split-off announcement. As already discussed, in December 2023 we announced the planned merger of the Liberty SiriusXM tracking stock group with SiriusXM, which will eliminate the discount to net asset value and allow the market to invest in a simpler SIRI equity with a single class of shares.

We will always pursue actions that we believe are in the best interest of our shareholders, and we are thankful for the partnership we have built over decades together.

We hope to see you at this year's Investor Day which will take place on November 14th in New York City. This year we will be moving to a new location at Jazz at Lincoln Center at 10 Columbus Circle. We look forward to seeing you there.

We appreciate your ongoing support.





Gregory B. Maffei
President & Chief Executive Officer

John C. Malone
Chairman of the Board

Note: All market data as of April 1, 2024 unless otherwise noted.

STOCK PERFORMANCE

On April 15, 2016, Liberty Media former Series A, Series B and Series C common stock was recapitalized into common stock of three tracking stock groups: the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK), the Formula One Group (Nasdaq: FWONA, FWONK) (formerly known as the Liberty Media Group (Nasdaq: LMCA, LMCK)) and the Braves Group (Nasdaq: BATRA, BATRK).

On July 18, 2023, Liberty Media completed the split-off of Atlanta Braves Holdings, Inc. into a separate publicly traded company. The Braves Group stock chart below reflects its trading performance from December 31, 2018 up until the split-off.

On August 3, 2023, Liberty Media completed the reclassification of its former Liberty SiriusXM common stock and Liberty Formula One common stock into three new tracking stocks: new Liberty SiriusXM common stock, new Liberty Formula One common stock and Liberty Live common stock.

The Liberty SiriusXM Group and the Formula One Group stock charts below reflect the performance of each tracking stock from December 31, 2018 through December 31, 2023. The Liberty Live Group stock chart below reflects its performance from the first day of trading on August 4, 2023 through December 31, 2023.

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A, Series B and Series C Liberty SiriusXM common stock (Nasdaq: LSXMA, LSXMB, LSXMK), including the impact of the 2020 Liberty SiriusXM Group rights offering and the distribution of Liberty Live Group shares to Liberty SiriusXM stockholders as part of the 2023 Liberty Media reclassification, from December 31, 2018 through December 31, 2023 to the S&P 500 Index and the S&P 500 Media Index.



	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
SERIES A LIBERTY SIRIUSXM	$100.00	$131.36	$121.97	$144.66	$110.31	$106.16
SERIES B LIBERTY SIRIUSXM	$100.00	$133.20	$123.14	$146.66	$110.35	$103.94
SERIES C LIBERTY SIRIUSXM	$100.00	$130.18	$122.24	$143.95	$109.28	$106.32
S&P 500 INDEX	$100.00	$128.88	$149.83	$190.13	$153.16	$190.27
S&P 500 MEDIA INDEX	$100.00	$133.63	$175.28	$222.03	$124.20	$205.63

Note: Trading data for the Series B shares is limited as they are thinly traded.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Formula One common stock (Nasdaq: FWONA, FWONK), including the impact of the distribution of Atlanta Braves Holdings, Inc. Series C common stock to Liberty Formula One stockholders and the distribution of Liberty Live Group common stock to Liberty Formula One stockholders as part of the 2023 Liberty Media reclassification, from December 31, 2018 through December 31, 2023 to the S&P 500 Index and the S&P 500 Media Index.



	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
SERIES A LIBERTY FORMULA ONE	$100.00	$147.31	$127.83	$199.66	$179.78	$204.21
SERIES C LIBERTY FORMULA ONE	$100.00	$149.72	$138.76	$205.99	$194.72	$214.58
S&P 500 INDEX	$100.00	$128.88	$149.83	$190.13	$153.16	$190.27
S&P 500 MEDIA INDEX	$100.00	$133.63	$175.28	$222.03	$124.20	$205.63

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Braves common stock (Nasdaq: BATRA, BATRK) from December 31, 2018 through July 18, 2023, the date of the split-off of Atlanta Braves Holdings, Inc., to the S&P 500 Index and the S&P 500 Media Index.



	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	7/18/23
SERIES A LIBERTY BRAVES	$100.00	$118.89	$ 99.72	$115.28	$130.99	$173.90
SERIES C LIBERTY BRAVES	$100.00	$118.68	$ 99.96	$112.90	$129.49	$168.70
S&P 500 INDEX	$100.00	$128.88	$149.83	$190.13	$153.16	$181.70
S&P 500 MEDIA INDEX	$100.00	$133.63	$175.28	$222.03	$124.20	$187.11

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Live common stock (Nasdaq: LLYVA, LLYVK) from the first day of trading on August 4, 2023 through December 31, 2023 to the S&P 500 Index, the S&P 500 Media Index and the Hemscott Group Index[(1)]. Liberty Live Group's interest in Live Nation is its largest asset and therefore the indices included for comparison are consistent with Live Nation's methodology.



Liberty Live Common Stock vs. S&P 500, S&P 500 Media and Hemscott Group Indices
8/4/23 to 12/31/23
$110
$100
$90
$80
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Series A Liberty Live
Series C Liberty Live
S&P 500 Index
S&P 500 Media Index
Hemscott Group Index

	8/4/23	9/30/23	10/31/23	11/30/23	12/31/23
SERIES A LIBERTY LIVE	$100.00	$89.34	$87.43	$ 92.22	$102.29
SERIES C LIBERTY LIVE	$100.00	$85.19	$84.58	$ 90.90	$ 99.23
S&P 500 INDEX	$100.00	$95.76	$93.65	$102.00	$106.52
S&P 500 MEDIA INDEX	$100.00	$98.73	$95.95	$103.47	$108.88
HEMSCOTT GROUP INDEX[(1)]	$100.00	$96.35	$95.66	$105.52	$105.10

1) The Hemscott Group Index comprises AMC Entertainment Holdings, Inc., Fox Corporation, Imax Corporation, Live Nation Entertainment, Inc., Madison Square Garden Entertainment Corporation, Marcus Corporation, Paramount Global, The Walt Disney Company and TKO Group Holdings.

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2024)

Liberty Media Corporation owns interests in a broad range of media, communications and entertainment businesses.

The following tables set forth some of Liberty Media Corporation's assets that may be held directly or indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the tables are approximate and, where applicable, assume conversion to common stock by Liberty Media Corporation and, to the extent known by Liberty Media Corporation, other holders. In some cases, Liberty Media Corporation's interest may be subject to buy/sell procedures, repurchase rights or dilution.

LIBERTY LIVE GROUP			
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT[1] (in millions)	ATTRIBUTED OWNERSHIP[2]
Associated Partners, L.P.	Investment and operating partnership that targets long-term, risk-balanced and tax-efficient returns.	N/A	33%
Drone Racing League, Inc.	DRL is the premier drone racing league. A sports and media company, DRL combines world-class pilots, iconic locations, and proprietary technology to create engaging drone racing content with mass appeal.	N/A	3%
Green energy investments	Investments in clean energy technologies.	N/A	Various[3]
Griffin Gaming Fund	Gaming focused venture capital fund.	N/A	3%
INRIX, Inc.	Provider of traffic data and analytics to auto OEM's, governments, businesses and consumers.	N/A	4%
Kroenke Arena Company, LLC	Owner of Ball Arena, a sports and entertainment facility in Denver, Colorado. Liberty Media Corporation's interest in Kroenke Arena Company, LLC includes an ~7% profits interest based on the value of the Denver Nuggets and Colorado Avalanche professional sports teams. The profits interest becomes payable upon a sale of such teams, or upon Liberty Media Corporation's exercise of a put right on its interest.	N/A	7%
Liberty Technology Venture Capital, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
Live Nation Entertainment, Inc. (NYSE: LYV)	Largest live entertainment company in the world, consisting of three segments: concerts, sponsorship and advertising and ticketing.	69.6	30%
Overtime Sports, Inc.	A sports media company geared toward next generation sports fans and athletes. Overtime distributes original content and runs Overtime Elite, a professional basketball league for 16-19 year olds.	N/A	5%
Tastemade, Inc.	Tastemade brings the world's leading tastemakers in food together to create high-quality shows in the food and lifestyle category for digital platforms.	N/A	6%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2024 unless otherwise noted.

3) Includes assets with non-controlling ownership.

INVESTMENT SUMMARY

FORMULA ONE GROUP			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT[1] (in millions)**	**ATTRIBUTED OWNERSHIP[2]**
Formula 1	Formula 1, which began in 1950, is an iconic global motorsports business.	N/A	100%
F1 Arcade[3]	Experiential entertainment concept licensed by F1 featuring full-motion racing simulators.	N/A	21%
LV Diamond Property I, Inc.	Owner of approximately 40 acres in the Las Vegas, Nevada area on which the paddock building for the Formula 1 Las Vegas Grand Prix sits.	N/A	100%
Meyer Shank Racing	An American racing team, currently competing in the NTT IndyCar Series and WeatherTech SportsCar Championship.	N/A	30%
QuintEvents, LLC	Provider of ticket and hospitality packages to sports and entertainment events.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2024 unless otherwise noted.

3) Includes ownership stake held at Formula 1.

LIBERTY SIRIUSXM GROUP			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT[1] (in millions)**	**ATTRIBUTED OWNERSHIP[2]**
Sirius XM Holdings Inc. (NASDAQ: SIRI)	A satellite radio company delivering commercial-free music plus sports, entertainment, comedy, talk, news, traffic and weather.	3,205.8	83%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2024 unless otherwise noted.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Liberty Media Corporation ("Liberty," the "Company," "we," "us," and "our") has three series of each of its three tracking stocks. Series A, Series B and Series C Liberty SiriusXM common stock trade under the symbols LSXMA/B/K, respectively; Series A, Series B and Series C Liberty Formula One common stock trade or are quoted under the symbols FWONA/B/K, respectively; and Series A, Series B and Series C Liberty Live common stock trade or are quoted under the symbols LLYVA/B/K, respectively. Each series (Series A, Series B and Series C) of the Liberty SiriusXM common stock trades on the Nasdaq Global Select Market. Series A and Series C Liberty Formula One common stock and Series A and Series C Liberty Live common stock trade on the Nasdaq Global Select Market, and Series B Liberty Formula One common stock and Series B Liberty Live common stock are quoted on the OTC Markets. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following tables set forth the range of high and low sales prices of our Series B Liberty SiriusXM common stock, Series B Liberty Formula One common stock and Series B Liberty Live common stock for the years ended December 31, 2023 and 2022. Although our Series B Liberty SiriusXM common stock is traded on the Nasdaq Global Select Market, an established public trading market does not exist for the stock, as it is not actively traded. Additionally, there is no established public trading market for our Series B Liberty Formula One common stock and our Series B Liberty Live common stock, which are quoted on OTC Markets. The over-the-counter market quotations for our Series B Liberty Formula One common stock and our Series B Liberty Live common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

| | Liberty SiriusXM Group Series B (LSXMB) | |
	High	Low
2022		
First quarter	$ 53.04	44.92
Second quarter	$ 47.14	40.00
Third quarter	$ 46.75	36.50
Fourth quarter	$ 47.43	39.03
2023		
First quarter	$ 42.00	25.35
Second quarter	$ 31.51	26.18
Third quarter	$ 34.80	22.19
Fourth quarter	$ 28.90	24.08

	Formula One Group Series B (FWONB)	
	High	Low
2022		
First quarter	$ 54.75	54.75
Second quarter	$ 70.26	56.65
Third quarter	$ 63.00	53.59
Fourth quarter	$ 48.75	47.78
2023		
First quarter	$ 68.02	54.31
Second quarter	$ 68.00	63.00
Third quarter	$ 66.00	55.00
Fourth quarter	$ 56.02	56.02

	Liberty Live Group Series B (LLYVB)	
	High	Low
2023		
Third quarter (from the initial quoting of LLYVB on August 4, 2023)	$ 34.35	28.38
Fourth quarter	$ 33.50	31.18

On August 3, 2023, Liberty completed the Reclassification (as defined below). Each outstanding share of Liberty SiriusXM Common Stock was reclassified into one share of the corresponding series of new Liberty SiriusXM Common Stock and 0.2500 of a share of the corresponding series of Liberty Live Common Stock, and each outstanding share of Liberty Formula One Common Stock was reclassified into one share of the corresponding series of new Liberty Formula One Common Stock and 0.0428 of a share of the corresponding series of Liberty Live Common Stock. Stock prices presented in the tables above prior to August 3, 2023 were not adjusted to reflect the Reclassification.

Holders

The number of record holders as of January 31, 2024 were as follows:

	Series A	Series B	Series C
Liberty SiriusXM common stock	893	45	942
Liberty Formula One common stock . .	624	42	787
Liberty Live common stock	605	40	798

The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

In November 2019, our board of directors authorized the repurchase of $1 billion of the Company's common stock. In May 2022, our board of directors authorized the repurchase of an additional $1 billion of the Company's common stock.

There were no repurchases of Series A Liberty SiriusXM common stock, Liberty Formula One common stock or Liberty Live common stock and no repurchases of Series C Liberty SiriusXM common stock, Liberty Formula One common stock or Liberty Live common stock during the three months ended December 31, 2023. As of December 31, 2023, approximately $1.1 billion was available for future share repurchases under our share repurchase program.

During the three months ended December 31, 2023, no shares of Series A or Series C Liberty Formula One common stock, 190 shares of Series A and 378 shares of Series C Liberty SiriusXM common stock, and 48 shares of Series A and 96 shares of Series C Liberty Live common stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock and restricted stock units.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. See note 3 in the accompanying consolidated financial statements for an overview of accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

Overview

We own controlling and non-controlling interests in a broad range of media and entertainment companies. Our most significant operating subsidiary, which is a reportable segment, is Sirius XM Holdings Inc. ("Sirius XM Holdings"). Sirius XM Holdings operates two complementary audio entertainment businesses, Sirius XM and Pandora and Off-platform. Sirius XM features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the United States ("U.S.") on a subscription fee basis. Sirius XM's packages include live, curated and certain exclusive and on demand programming. Sirius XM is distributed through its two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Sirius XM also provides connected vehicle services and a suite of in-vehicle data services. The Pandora and Off-platform business operates a music, comedy and podcast streaming platform. Pandora is available as an ad-supported radio service, a radio subscription service, called Pandora Plus, and an on-demand subscription service, called Pandora Premium.

Formula 1 is a wholly-owned consolidated subsidiary and is also a reportable segment. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits with a varying number of events ("Events") taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the World Championship as well as various aspects of its management and administration.

We hold an ownership interest in Live Nation Entertainment, Inc. ("Live Nation"), which is accounted for as an equity method investment as of December 31, 2023. Live Nation is considered the world's leading live entertainment company. As of December 31, 2023, Live Nation met the Company's reportable segment threshold for equity method affiliates.

Our "Corporate and Other" category includes corporate expenses and minority positions in other public companies. Braves Holdings, LLC ("Braves Holdings"), a consolidated subsidiary, was included in "Corporate and Other" prior to the Split-Off (defined below).

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On July 18, 2023, the Company completed the split-off (the "Split-Off") of its wholly owned subsidiary, Atlanta Braves Holdings, Inc. ("ABH"). The Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of ABH common stock. ABH is comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (the "Braves Group") immediately prior to the Split-Off, except for the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Liberty Formula One Group (the "Formula One Group"), which were settled and extinguished in connection with the Split-Off.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks—Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification"). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

Each of the Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. The Split-Off and the Reclassification are reflected in the Company's consolidated financial statements on a prospective basis.

While the Liberty SiriusXM Group, the Formula One Group and the Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Sirius XM Holdings, in which Liberty holds an interest that is attributed to a Liberty tracking stock group, the Liberty SiriusXM Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As of December 31, 2023, the Liberty SiriusXM Group is primarily comprised of Liberty's interest in Sirius XM Holdings, corporate cash, Liberty's 3.75% Convertible Senior Notes due 2028, Liberty's 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As of December 31, 2023, the Liberty SiriusXM Group has cash and cash equivalents of approximately $306 million, which includes $216 million of subsidiary cash.

As of December 31, 2023, the Formula One Group is primarily comprised of Liberty's interest in Formula 1, cash and Liberty's 2.25% Convertible Senior Notes due 2027. As of December 31, 2023, the Formula One Group has cash and cash equivalents of approximately $1,408 million, which includes $1,002 million of subsidiary cash.

As of December 31, 2023, the Liberty Live Group is primarily comprised of Liberty's interest in Live Nation, cash, certain public and private assets previously attributed to the Formula One Group, Liberty's 2.375% Exchangeable Senior Debentures due 2053, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As of December 31, 2023, the Liberty Live Group has cash and cash equivalents of approximately $305 million.

Prior to the Split-Off, the Braves Group was primarily comprised of Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC" or the "Braves"), certain assets and liabilities associated with the Braves' stadium (the "Stadium") and a mixed-use development around the Stadium that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development") and corporate cash.

As of December 31, 2021, 6,792,903 notional shares representing an 11.0% intergroup interest in the Braves Group were held by the Formula One Group, 2,292,037 notional shares representing a 3.7% intergroup interest in the Braves Group were held by the Liberty SiriusXM Group and 5,271,475 notional shares representing a 2.2% intergroup interest in the Formula One Group were held by the Liberty SiriusXM Group.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 million and $14 million, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty's 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes"), as described in note 9. During March 2023, the Formula One Group paid approximately $202 million to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes, as described in note 9. On July 12, 2023, the Formula One Group paid approximately $71 million to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.

In connection with the Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group were settled and extinguished through the attribution, to the respective tracking stock group, of ABH Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest. On July 19, 2023, the shares of ABH Series C common stock attributed to the Formula One Group to settle and extinguish the intergroup interest in connection with the Split-Off were distributed on a pro rata basis to holders of Liberty Formula One common stock. During November 2023, Liberty exchanged the shares of ABH Series C common stock attributed to the Liberty SiriusXM Group with a third party to satisfy certain debt obligations attributed to the Liberty SiriusXM Group.

On December 11, 2023, Liberty entered into definitive agreements, subject to the terms thereof, to redeem each outstanding share of its Liberty SiriusXM common stock in exchange for a number of shares of common stock of a newly formed entity (the "Liberty Sirius XM Holdings Split-Off"), Liberty Sirius XM Holdings Inc. ("Liberty Sirius XM Holdings") equal to the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023, by and among Liberty, Liberty Sirius XM Holdings and Sirius XM Holdings (the "Reorganization Agreement")). The Exchange Ratio will be calculated prior to the effective time of the redemption and is estimated to be approximately 8.4 shares of Liberty Sirius XM Holdings common stock. Liberty Sirius XM Holdings will be comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. The Liberty Sirius XM Holdings Split-Off is intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares) and the completion of the Liberty Sirius XM Holdings Split-Off will be subject to various conditions, including the receipt of opinions of tax counsel. On December 11, 2023, Liberty also entered into an Agreement and Plan of Merger, pursuant to which a wholly owned subsidiary of Liberty Sirius XM Holdings ("Merger Sub") will merge with and into Sirius XM Holdings, with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of Liberty Sirius XM Holdings (the "Merger" and, together with the Liberty Sirius XM Holdings Split-Off, the "Transactions"), subject to the satisfaction of certain conditions. The Merger is dependent and conditioned on the approval and completion of the Liberty Sirius XM Holdings Split-Off, and the Merger will not be completed unless the Liberty Sirius XM Holdings Split-Off is completed. If the Liberty Sirius XM Holdings Split-Off is completed, the Merger will also be completed. Subject to the satisfaction of the conditions, the Company expects to complete the Transactions early in the third quarter of 2024.

Strategies and Challenges of Business Units

Sirius XM Holdings.   Sirius XM Holdings is focused on several initiatives to increase its revenue. Sirius XM Holdings regularly evaluates its business plans and strategy. Currently, its strategies include:

- the acquisition of unique or compelling programming;

- the development and introduction of new features or services;

- significant new or enhanced distribution arrangements;

- investments in infrastructure, such as satellites, equipment or radio spectrum; and

- acquisitions and investments, including acquisitions and investments that are not directly related to its existing business.

Sirius XM Holdings faces certain key challenges in its attempt to meet these goals, including:

- its ability to convince owners and lessees of new and used vehicles that include satellite radios to purchase subscriptions to its service;

- potential loss of subscribers due to economic conditions and competition from other entertainment providers;

- competition for both listeners and advertisers, including providers of radio and other audio services;

- the operational performance of its satellites;

- the effectiveness of integration of acquired businesses and assets into its operations;

- the performance of its manufacturers, programming providers, vendors, and retailers; and

- unfavorable changes in legislation.

Formula 1.   Formula 1's goal is to further broaden and increase the global scale and appeal of the FIA (as defined below) Formula One World Championship (the "World Championship") in order to improve the overall value of Formula 1 as a sport and its financial performance. Key factors of this strategy include:

- Maximizing the value of Formula 1's commercial rights;

  o Leveraging high demand and positive competitive tension for Event renewals to increase the quality and value of every race slot

  o Maximizing media rights across markets, including alternate media platforms; continuing to grow Formula 1's direct-to-consumer F1 TV product, alongside its growing suite of digital media assets

  o Developing sponsorship revenue by optimizing Formula 1's existing inventory to maximize impact, exclusivity and value for Formula 1's partners, while creating new, tailored assets to satisfy growing demand from a broad-spectrum of global brands

  o Enhancing Formula 1's hospitality and experience business across its existing Formula 1 Paddock Club (the "Paddock Club") and new high-end offerings

- Augmenting Formula 1's diverse and valuable fanbase by expanding the ways in which it interacts with fans, which will drive deeper fan engagement and improved fan data;

- Driving growth in key strategic markets with under-monetized fan potential;

- Improving the on-track competitive balance of the World Championship and the long-term financial stability of the participating Teams; and

- Improving the environmental and social impact of Formula 1 and its related activities by delivering Net Zero by 2030, leaving a legacy of positive change wherever it races, and building a more diverse and inclusive sport. Formula 1 is also pioneering a 100% advanced sustainable fuel to be introduced in 2026 that will be a "drop-in fuel" and can be used in road cars without modification worldwide.

Results of Operations—Consolidated

General.   Provided in the tables below is information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our consolidated reportable segments. The "corporate and other" category consists of those assets or businesses which do not qualify as a separate reportable segment. For a more detailed discussion and analysis of the financial results of our principal reportable segment, see "Results of Operations—Businesses" below.

A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2022.

Consolidated Operating Results

	Years ended December 31,	
	2023	**2022**
	amounts in millions	
Revenue		
Liberty SiriusXM Group		
Sirius XM Holdings	$ 8,953	9,003
Total Liberty SiriusXM Group	8,953	9,003
Formula One Group		
Formula 1	3,222	2,573
Corporate and other	15	—
Intergroup elimination	(15)	—
Total Formula One Group	3,222	2,573
Braves Group		
Corporate and other	350	588
Total Braves Group	350	588
Consolidated Liberty	$ 12,525	12,164
Operating Income (Loss)		
Liberty SiriusXM Group		
Sirius XM Holdings	$ 1,876	1,958
Corporate and other	(68)	(39)
Total Liberty SiriusXM Group	1,808	1,919
Formula One Group		
Formula 1	392	239
Corporate and other	(95)	(66)
Total Formula One Group	297	173
Liberty Live Group		
Corporate and other	(11)	NA
Total Liberty Live Group....................................	(11)	NA
Braves Group		
Corporate and other	(31)	(28)
Total Braves Group	(31)	(28)
Consolidated Liberty	$ 2,063	2,064
Adjusted OIBDA		
Liberty SiriusXM Group		
Sirius XM Holdings	$ 2,774	2,833
Corporate and other	(42)	(26)
Total Liberty SiriusXM Group	2,732	2,807
Formula One Group		
Formula 1	725	593
Corporate and other	(39)	(42)
Total Formula One Group	686	551
Liberty Live Group		
Corporate and other	(9)	NA
Total Liberty Live Group....................................	(9)	NA
Braves Group		
Corporate and other	14	61
Total Braves Group	14	61
Consolidated Liberty	$ 3,423	3,419

Revenue. Our consolidated revenue increased $361 million for the year ended December 31, 2023, as compared to the prior year, driven by an increase of $649 million at Formula 1, partially offset by a $238 million decrease at Braves Holdings, primarily due to Braves Holdings results only being included through the Split-Off date, and a $50 million decrease at Sirius XM Holdings. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings and Formula 1.

Operating income. Our consolidated operating income decreased $1 million for the year ended December 31, 2023, as compared to the prior year, driven by an $82 million decrease in Sirius XM Holdings operating results and a decrease in corporate and other operating results primarily driven by the write-down of a building to its estimated fair value and costs associated with various corporate transactions, partially offset by a $153 million increase in Formula 1's operating results. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings, and Formula 1.

Stock-based compensation. Stock-based compensation includes compensation related to (1) options and stock appreciation rights for shares of our common stock that are granted to certain of our officers and employees, (2) phantom stock appreciation rights granted to officers and employees of certain of our subsidiaries pursuant to private equity plans and (3) amortization of restricted stock grants.

We recorded $232 million and $237 million of stock compensation expense for the years ended December 31, 2023 and 2022, respectively. The decrease in 2023 as compared to 2022 is primarily due to a decrease of $13 million at Sirius XM Holdings, partially offset by an increase in corporate and other stock compensation expense.

As of December 31, 2023, the total unrecognized compensation cost related to unvested Sirius XM Holdings stock options and restricted stock units was $423 million. The Sirius XM Holdings unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.6 years.

As of December 31, 2023, the total unrecognized compensation cost related to unvested Liberty equity awards was approximately $29 million. Such amount will be recognized in our consolidated statements of operations over a weighted average period of approximately 1.7 years.

See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings and Formula 1.

Adjusted OIBDA. To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP (as defined below) financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Operating income (loss)	$ 2,063	2,064
Stock-based compensation	232	237
Depreciation and amortization	1,030	1,044
Impairment, restructuring and acquisition costs, net of recoveries	67	74
Litigation settlements, net of recoveries	31	—
Adjusted OIBDA	$ 3,423	3,419

Consolidated Adjusted OIBDA increased $4 million for the year ended December 31, 2023, as compared to the prior year, primarily due to an increase of $132 million in Formula 1 Adjusted OIBDA, partially offset by a $59 million decrease in Sirius XM Holdings Adjusted OIBDA and a $44 million decrease in Braves Holdings Adjusted OIBDA, primarily due to Braves Holdings results only being included in the current period through the Split-Off date. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings and Formula 1.

Other Income and Expense

Components of Other Income (Expense) are presented in the table below.

	Years ended December 31,	
	2023	**2022**
	amounts in millions	
Interest expense		
Liberty SiriusXM Group	$ (538)	(511)
Formula One Group	(214)	(149)
Liberty Live Group	(10)	NA
Braves Group	(20)	(29)
Consolidated Liberty	$ (782)	(689)
Share of earnings (losses) of affiliates		
Liberty SiriusXM Group	$ 108	67
Formula One Group	(4)	—
Liberty Live Group	22	NA
Braves Group	12	32
Consolidated Liberty	$ 138	99
Realized and unrealized gains (losses) on financial instruments, net		
Liberty SiriusXM Group	$ (215)	471
Formula One Group	42	115
Liberty Live Group	(153)	NA
Braves Group	3	13
Consolidated Liberty	$ (323)	599
Gains (losses) on dilution of investment in affiliate		
Liberty SiriusXM Group	$ (6)	10
Formula One Group	—	—
Liberty Live Group	2	NA
Braves Group	—	—
Consolidated Liberty	$ (4)	10
Other, net		
Liberty SiriusXM Group	$ 43	32
Formula One Group	75	58
Liberty Live Group	(30)	NA
Braves Group	5	20
Consolidated Liberty	$ 93	110
	$ (878)	129

Interest expense. Consolidated interest expense increased $93 million for the year ended December 31, 2023, as compared to the prior year. Interest expense for the Formula One Group increased primarily due to an increase in interest rates on Formula 1's Senior Loan Facility and interest expense for the Liberty SiriusXM Group increased primarily due to increases in interest rates on the margin loan secured by shares of Sirius XM Holdings common stock and the Sirius XM Holdings Senior Secured Revolving Credit Facility and Incremental Term Loan. As previously disclosed, certain debt was reattributed from the Liberty SiriusXM Group to the Liberty Live Group effective August 3, 2023. The interest related to such debt is reflected in interest expense for the Liberty SiriusXM Group prior to the Reclassification and in interest expense for the Liberty Live Group following the Reclassification.

Share of earnings (losses) of affiliates.   The following table presents our share of earnings (losses) of affiliates:

	Years ended December 31,	
	2023	**2022**
	amounts in millions	
Liberty SiriusXM Group		
Live Nation	$ 127	72
Sirius XM Canada	2	—
Other	(21)	(5)
Total Liberty SiriusXM Group	108	67
Formula One Group		
Other	(4)	—
Total Formula One Group	(4)	—
Liberty Live Group		
Live Nation	21	NA
Other	1	NA
Total Liberty Live Group	22	NA
Braves Group		
Other	12	32
Total Braves Group	12	32
Consolidated Liberty	$ 138	99

Liberty's interest in Live Nation and certain other equity affiliates were reattributed from the Liberty SiriusXM Group and the Formula One Group to the Liberty Live Group effective August 3, 2023. Liberty's share of earnings (losses) related to these affiliates were reflected in the results of the Liberty SiriusXM Group and the Formula One Group prior to the Reclassification and are reflected in the results of the Liberty Live Group following the Reclassification.

Realized and unrealized gains (losses) on financial instruments.   Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2023	**2022**
	amounts in millions	
Debt and equity securities	$ 12	(7)
Debt measured at fair value	(259)	717
Change in fair value of bond hedges	(114)	(236)
Other	38	125
	$ (323)	599

The changes in unrealized gains (losses) on debt and equity securities (as defined in note 3 of our accompanying consolidated financial statements) are due to market factors primarily driven by changes in the fair value of the stock underlying these financial instruments.

Changes in unrealized gains (losses) on debt measured at fair value are due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable.

Contemporaneously with the issuance of the Convertible Notes, Liberty entered into bond hedges which were expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes. These derivatives were marked to fair value on a recurring basis. The primary driver of the change in the fair value of bond hedges was the change in the fair value of the underlying stock. The bond hedges expired on October 15, 2023.

Other unrealized gains (losses) are primarily driven by changes in the fair value of Formula 1's interest rate swaps and the realized gains (losses) on Formula 1's interest rate swaps.

Gains (losses) on dilution of investment in affiliate. Liberty's interest in Live Nation was reattributed from the Liberty SiriusXM Group to the Liberty Live Group effective August 3, 2023. Gains (losses) on dilution of Liberty's investment in Live Nation were reflected in the results of the Liberty SiriusXM Group prior to the Reclassification and are reflected in the results of the Liberty Live Group following the Reclassification.

Other, net. Other, net income decreased during 2023, as compared to the prior year, primarily driven by losses on early extinguishment of debt, gains on the sale of three Professional Development League clubs at Braves Holdings recognized during the year ended December 31, 2022 and tax related expense pursuant to a tax sharing agreement with Qurate Retail, Inc., partially offset by an increase in interest and dividend income.

Income taxes. The Company had income tax expense of $223 million and $164 million for the years ended December 31, 2023 and 2022, respectively. Our effective tax rate for the years ended December 31, 2023 and 2022 was 19% and 7%, respectively. Our effective tax rate both years was impacted for the following reasons:

- During 2023, our effective tax rate was lower than the 21% U.S. federal tax rate due to tax credits and incentives generated by our alternative energy investments, partially offset by the effect of state income taxes and certain losses that are not deductible for tax purposes.

- During 2022, our effective tax rate was lower than the 21% U.S. federal tax rate due to a decrease in our valuation allowance, partially offset by the effect of state income taxes.

Net earnings. We had net earnings of $962 million and $2,029 million for the years ended December 31, 2023 and 2022, respectively. The change in net earnings was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2023, substantially all of our cash and cash equivalents were invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from net asset sales, monetization of our public investment portfolio (including derivatives), debt borrowings and equity issuances, available borrowing capacity under margin loans, and dividend and interest receipts.

Liberty currently does not have a corporate debt rating.

As of December 31, 2023, Liberty's cash and cash equivalents were as follows (amounts in millions):

Liberty SiriusXM Group		
Sirius XM Holdings	$	216
Corporate and other		90
Total Liberty SiriusXM Group	$	306
Formula One Group		
Formula 1	$	1,002
Corporate and other		406
Total Formula One Group	$	1,408
Liberty Live Group		
Corporate and other	$	305
Total Liberty Live Group	$	305

The Company has a controlling interest in Sirius XM Holdings which has significant cash flows provided by operating activities, although due to Sirius XM Holdings being a separate public company and the significant noncontrolling interest, we do not have ready access to its cash. Cash held by Formula 1 is accessible by Liberty, except when a restricted payment ("RP") test imposed by the first lien term loans and the revolving credit facility at Formula 1 is not met. Pursuant to the RP test, Liberty does not have access to Formula 1's cash when Formula 1's leverage ratio (defined as net debt divided by covenant earnings before interest, tax, depreciation and amortization for the trailing twelve months) exceeds a certain threshold. During the year ended December 31, 2023, Formula 1 distributed $300 million to Liberty and the RP test was met, pro forma for such distribution. If distributions are made in the future, the RP test, pro forma for such distributions, would have to be met. As of December 31, 2023, Liberty had $1,075 million available under Liberty's margin loan secured by shares of Sirius XM Holdings and $400 million available under Liberty's margin loan secured by shares of Live Nation. Liberty believes that it currently has appropriate legal structures in place to repatriate foreign cash as tax efficiently as possible and meet the business needs of the Company.

As stated in note 9 to the accompanying consolidated financial statements, the Company, Sirius XM Holdings and Formula 1 are in compliance with all debt covenants as of December 31, 2023.

The cash provided (used) by our operations was as follows:

	Years ended December 31,		
	2023	2022	2021
Cash Flow Information	amounts in millions		
Liberty SiriusXM Group cash provided (used) by operating activities........	$ 1,826	1,959	1,894
Formula One Group cash provided (used) by operating activities	619	534	481
Liberty Live Group cash provided (used) by operating activities	(13)	NA	NA
Braves Group cash provided (used) by operating activities................	32	53	62
Net cash provided (used) by operating activities	$ 2,464	2,546	2,437
Liberty SiriusXM Group cash provided (used) by investing activities........	$ (696)	(493)	(64)
Formula One Group cash provided (used) by investing activities...........	(510)	394	(600)
Liberty Live Group cash provided (used) by investing activities	1	NA	NA
Braves Group cash provided (used) by investing activities................	(35)	53	(25)
Net cash provided (used) by investing activities	$ (1,240)	(46)	(689)
Liberty SiriusXM Group cash provided (used) by financing activities........	$ (1,185)	(1,702)	(2,232)
Formula One Group cash provided (used) by financing activities	(435)	(1,269)	512
Liberty Live Group cash provided (used) by financing activities	317	NA	NA
Braves Group cash provided (used) by financing activities................	(170)	(177)	22
Net cash provided (used) by financing activities	$ (1,473)	(3,148)	(1,698)

Liberty's primary uses of corporate cash during the year ended December 31, 2023 (excluding cash used by Sirius XM Holdings, Formula 1 and Braves Holdings) were $659 million of net debt repayments, $314 million of capital expenditures and $140 million of investments in equity securities. These uses were primarily funded by cash on hand and dividends from Sirius XM Holdings.

Sirius XM Holdings' primary uses of cash during the year ended December 31, 2023 were dividends paid to stockholders, repurchase and retirement of outstanding Sirius XM Holdings common stock, additions to property and equipment and acquisitions. The Sirius XM Holdings uses of cash were funded by borrowings of debt and cash provided by operating activities. During the year ended December 31, 2023, Sirius XM Holdings declared quarterly dividends and paid in cash an aggregate amount of $383 million, of which Liberty received $318 million.

Prior to the Split-Off, Braves Holdings' primary uses of cash were debt service and capital expenditures, funded primarily by cash on hand and cash from operations.

During the year ended December 31, 2023, Formula 1's primary use of cash was $112 million of capital expenditures largely related to the Las Vegas Grand Prix, funded primarily by cash on hand and cash from operations.

The projected uses of Liberty's cash (excluding Sirius XM Holdings' and Formula 1's uses of cash) are primarily capital expenditures, the investment in new or existing businesses, including the acquisition of QuintEvents, LLC in January 2024, debt service, including further repayment of the margin loan secured by shares of Sirius XM Holdings, and the potential buyback of common stock under the approved share buyback program. Liberty expects to fund its projected uses of cash with cash on hand, borrowing capacity under margin loans and outstanding or new debt instruments, or dividends or distributions from operating subsidiaries. Liberty expects to receive quarterly cash dividends from Sirius XM Holdings, which are non-taxable because Liberty and Sirius XM Holdings are members of the same consolidated federal income tax group. Net payments of income tax liabilities may be required to settle items under discussion with tax authorities.

Sirius XM Holdings' uses of cash are expected to be capital expenditures, including the construction of replacement satellites, working capital requirements, interest payments, repurchases of outstanding Sirius XM Holdings common stock, interest payments, taxes and scheduled maturities of outstanding debt. In addition, Sirius XM Holdings' board of directors expects to declare regular quarterly dividends. On January 24, 2024, Sirius XM Holdings' board of directors declared a quarterly dividend on its common stock in the amount of $0.0266 per share of common stock, payable on February 23, 2024 to stockholders of record at the close of business on February 9, 2024. Liberty expects Sirius XM Holdings to fund its projected uses of cash with cash on hand, cash provided by operations and borrowings under its existing credit facility.

Formula 1's uses of cash are expected to be capital expenditures, debt service payments and operating expenses. Liberty expects Formula 1 to fund its projected uses of cash with cash on hand and cash provided by operations.

We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash.

Off-Balance Sheet Arrangements and Material Cash Requirements

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, excluding uncertain tax positions as it is indeterminable when payments will be made, is summarized below.

		Payments due by period			
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
		amounts in millions			
Material Cash Requirements					
Long-term debt (1)	$ 15,258	542	1,799	5,154	7,763
Interest payments (2)	4,388	666	1,255	980	1,487
Programming and royalty fees (3)	2,169	854	989	262	64
Operating and finance lease obligations	463	73	147	111	132
Short-term leases (4)	138	65	71	2	—
Other obligations (5)	864	446	354	52	12
Total consolidated	$ 23,280	2,646	4,615	6,561	9,458

(1) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheet. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2023, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2023 rates and (iii) assume that our existing debt is repaid at maturity.

(3) Sirius XM Holdings has entered into various programming and content agreements under which Sirius XM Holdings' obligations include fixed payments, advertising commitments and revenue sharing arrangements. In certain arrangements, the future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the table above. In addition, Sirius XM Holdings has entered into certain music royalty arrangements that include fixed payments and certain of its podcast agreements also contain minimum guarantees.

(4) The Company does not recognize lease liabilities for short-term leases, which are those leases with a term of twelve months or less or leases with non-consecutive periods of use that total twelve months or less at the lease commencement date. Certain short-term leases that include non-consecutive periods of use extend over multiple years.

(5) Includes amounts related to Sirius XM Holdings' satellite and transmission, sales and marketing, satellite incentive payments, and other contractual commitments. Sirius XM Holdings satellite and transmission commitments are attributable to agreements for the design, construction and launch of four additional satellites; SXM-9, SXM-10, SXM-11 and SXM-12. Sirius XM Holdings has also entered into agreements to operate and maintain satellite telemetry, tracking and control facilities and certain components of its terrestrial repeater networks. Sirius XM Holdings sales and marketing commitments primarily relate to payments to sponsors, retailers, automakers, radio manufacturers and other third parties pursuant to marketing, sponsorship and distribution agreements to promote Sirius XM Holdings' brands. Maxar Technologies (formerly Space Systems/Loral), the manufacturers of certain of Sirius XM Holdings' in-orbit satellites, may be entitled to future in-orbit performance payments upon XM-5, SIRIUS FM-5, SIRIUS FM-6 and SXM-8 meeting their fifteen-year design life, which Sirius XM Holdings expects to occur. Additionally, Sirius XM Holdings has entered into various agreements with third parties for general operating purposes.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Non-Financial Instrument Valuations. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such write-down is included in impairment, restructuring and acquisition costs, net of recoveries in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

As of December 31, 2023, the intangible assets not subject to amortization for each of our consolidated reportable segments were as follows (amounts in millions):

	Goodwill	FCC Licenses	Other	Total
Sirius XM Holdings	$ 15,209	8,600	1,242	25,051
Formula 1	3,956	—	—	3,956
Consolidated	$ 19,165	8,600	1,242	29,007

We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

Useful Life of Broadcast/Transmission System. Sirius XM Holdings' satellite system includes the costs of satellite construction, launch vehicles, launch insurance, capitalized interest, spare satellites, terrestrial repeater network and satellite uplink facilities. Sirius XM Holdings monitors its satellites for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable.

Sirius XM Holdings operates two in-orbit Sirius satellites, FM-5 and FM-6, which launched in 2009 and 2013, respectively, and estimates they will operate effectively through the end of their depreciable lives in 2024 and 2028, respectively.

Sirius XM Holdings currently operates three in-orbit XM satellites, XM-3, XM-5 and SXM-8. The XM-3 satellite was launched in 2005, is used as an in-orbit spare and reached the end of its depreciable life in 2020. The XM-5 satellite was launched in 2010 and is expected to reach the end of its depreciable life in 2025. The SXM-8 satellite was launched in 2021 and is expected to reach the end of its depreciable life in 2036. The SXM-8 satellite replaced the XM-3 satellite. Sirius XM Holdings has entered into agreements for the design, construction and launch of four additional satellites, SXM-9, SXM-10, SXM-11 and SXM-12.

Sirius XM Holdings' satellites have been designed to last fifteen-years. Sirius XM Holdings' in-orbit satellites may experience component failures which could adversely affect their useful lives. Sirius XM Holdings monitors the operating condition of its in-orbit satellites and if events or circumstances indicate that the depreciable lives of its in-orbit satellites have changed, the depreciable life will be modified accordingly. If Sirius XM Holdings were to revise its estimates, depreciation expense would change.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—Businesses

Liberty SiriusXM Group

Sirius XM Holdings Sirius XM Holdings operates two complementary audio entertainment business, Sirius XM and Pandora and Off-platform.

Sirius XM features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the U.S. on a subscription fee basis. Sirius XM's packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through its two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Radios are primarily distributed through automakers, retailers and Sirius XM's website. The Sirius XM service is also available through an in-car user interface called "360L," that combines Sirius XM's satellite and streaming services into a single, cohesive in-vehicle entertainment experience.

Sirius XM's primary source of revenue is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM also derives revenue from advertising on select non-music channels, which is sold under the SiriusXM Media brand, direct sales of Sirius XM's satellite radios and accessories, and other ancillary services. As of December 31, 2023, Sirius XM had approximately 33.9 million subscribers.

In addition to Sirius XM's audio entertainment businesses, it provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM also offers a suite of data services that includes graphical weather and fuel prices, a traffic information service and real-time weather services in vehicles, boats and airplanes.

Sirius XM also holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. ("Sirius XM Canada"). Sirius XM Canada's subscribers are not included in Sirius XM's subscriber count or subscriber-based operating metrics.

The Pandora and Off-platform business operates a music, comedy and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists and podcasts as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of December 31, 2023, Pandora had approximately 46.0 million monthly active users and 6.0 million subscribers.

The majority of Pandora's revenue is generated from advertising on its ad-supported radio service which is sold under the SiriusXM Media brand. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers.

Pandora also sells advertising on other audio platforms and in widely distributed podcasts, which it considers to be off-platform services. Pandora has an arrangement with SoundCloud Holdings, LLC ("SoundCloud") to be its exclusive ad sales representative in the U.S. and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. Sirius XM Holdings also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz, Inc. ("AdsWizz"), Pandora provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.

Results of Operations

We acquired a controlling interest in Sirius XM Holdings on January 18, 2013 and applied purchase accounting and consolidated the results of Sirius XM Holdings from that date. The results presented below include the impacts of acquisition accounting adjustments in all periods presented.

On November 1, 2021, Liberty entered into an exchange agreement with certain counterparties to acquire an aggregate of 43,658,800 shares of Sirius XM Holdings common stock in exchange for the issuance by Liberty to the counterparties of an aggregate of 5,347,320 shares of Series A Liberty SiriusXM common stock. Following the closing of the exchange on November 3, 2021, Liberty and Sirius XM Holdings became members of the same consolidated federal income tax group. The tax sharing agreement with Sirius XM Holdings, dated February 1, 2021, governs the allocation of consolidated and combined tax liabilities and sets forth agreements with respect to other tax matters.

Also on November 1, 2021, Sirius XM Holdings entered into (i) an agreement with Liberty whereby Liberty agreed not to effect any merger with Sirius XM Holdings pursuant to Section 253 of the General Corporation Law of the State of Delaware (or any successor to such statute) without obtaining the prior approval of a special committee of the Sirius XM Holdings board of directors, all of whom are independent of Liberty (the "Special Committee") (or any successor special committee of Sirius XM Holdings' independent and disinterested directors) and (ii) an agreement regarding certain tax matters relating to the exchange. Each of these agreements was negotiated by the Special Committee with Liberty.

As of December 31, 2023, there is an approximate 17% noncontrolling interest in Sirius XM Holdings, and the net earnings of Sirius XM Holdings attributable to such noncontrolling interest is eliminated through the noncontrolling interest line item in the consolidated statement of operations. Sirius XM is a separate publicly traded company and additional information about Sirius XM can be obtained through its website and its public filings, which are not incorporated by reference herein.

Sirius XM Holdings' operating results were as follows:

	Years ended December 31,	
	2023	**2022**
	amounts in millions	
Sirius XM:		
Subscriber revenue	$ 6,342	6,370
Advertising revenue	169	196
Equipment revenue	193	189
Other revenue	136	150
Total Sirius XM revenue	6,840	6,905
Pandora and Off-platform:		
Subscriber revenue	524	522
Advertising revenue	1,589	1,576
Total Pandora and Off-platform revenue	2,113	2,098
Total revenue	8,953	9,003
Operating expenses (excluding stock-based compensation included below):		
Sirius XM cost of services	(2,689)	(2,641)
Pandora and Off-platform cost of services	(1,475)	(1,443)
Subscriber acquisition costs	(359)	(352)
Selling, general and administrative expenses (excluding litigation settlement)......	(1,380)	(1,488)
Other operating expenses	(276)	(246)
Adjusted OIBDA	2,774	2,833
Stock-based compensation	(184)	(197)
Depreciation and amortization	(624)	(610)
Impairment, restructuring and acquisition costs, net of recoveries	(66)	(68)
Litigation settlements, net of recoveries	(24)	—
Operating income	$ 1,876	1,958

Sirius XM Subscriber revenue includes self-pay and paid promotional subscriptions, U.S. Music Royalty Fees and other ancillary fees. Subscriber revenue decreased less than 1% for the year ended December 31, 2023, as compared to the prior year, primarily driven by a reduction in paid promotional revenue resulting from lower overall rates from automakers offering paid promotional subscriptions and lower revenue generated from Sirius XM's connected vehicle services, partially offset by an increase in self-pay revenue.

Sirius XM Advertising revenue includes the sale of advertising on Sirius XM's non-music channels. Advertising revenue decreased 14% for the year ended December 31, 2023, as compared to the prior year, due to a decline in the number of spots sold and aired, primarily on news and entertainment channels.

Sirius XM Equipment revenue includes revenue and royalties from the sale of satellite radios, components and accessories. Equipment revenue increased 2% for the year ended December 31, 2023, as compared to the prior year, primarily due to higher chipset production driven by an increase in Original Equipment Manufacturer ("OEM") demand, partially offset by lower royalty rates.

Sirius XM Other revenue includes service and advisory revenue from Sirius XM Canada, connected vehicle services and ancillary revenue. Other revenue decreased 9% for the year ended December 31, 2023, as compared to the prior year, driven by lower royalty revenue generated by Sirius XM Canada and Sirius XM's connected vehicle services.

Pandora and Off-platform subscriber revenue includes fees charged for Pandora Plus and Pandora Premium subscriptions. Pandora and Off-platform subscriber revenue increased less than 1% during the year ended December 31, 2023, as compared to the prior year, driven by a rate increase on Pandora Plus, partially offset by a decline in the subscriber base.

Pandora and Off-platform advertising revenue is generated primarily from audio, display and video advertising from on-platform and off-platform advertising. Pandora and Off-platform advertising revenue increased 1% during the year ended December 31, 2023, as compared to the prior year, driven by higher podcasting revenue, partially offset by lower sell-through on the Pandora ad-supported service.

Sirius XM Cost of services includes revenue share and royalties, programming and content costs, customer service and billing expenses and other ancillary costs associated with providing the satellite radio service.

- *Revenue Share and Royalties* includes royalties for transmitting content, including streaming royalties, as well as automaker, content provider and advertising revenue share. Revenue share and royalties increased 3% during 2023, as compared to the prior year, driven by higher web streaming royalty rates as well as the expiration of certain licenses covering pre-1972 sound recordings.

- *Programming and Content* includes costs to acquire, create, promote and produce content. Programming and content costs increased 1% during 2023, as compared to the prior year, driven by higher content licensing costs.

- *Customer Service and Billing* includes costs associated with the operation and management of Sirius XM's internal and third party customer service centers and Sirius XM's subscriber management systems as well as billing and collection costs, bad debt expense and transaction fees. Customer service and billing expense decreased 5% during 2023, as compared to the prior year, driven by lower call center and personnel-related costs, partially offset by higher transaction costs.

- *Other* includes costs associated with the operation and maintenance of Sirius XM's terrestrial repeater networks; satellites; satellite telemetry, tracking and control systems; satellite uplink facilities; studios; and delivery of Sirius XM's Internet and 360L streaming and connected vehicle services as well as costs from the sale of satellite radios, components and accessories and provisions for inventory allowance attributable to products purchased for resale in Sirius XM's direct to consumer distribution channels. Other costs of subscriber services increased 8% during the year ended December 31, 2023, as compared to the prior year, driven by higher costs associated with Sirius XM's 360L platform and streaming and higher inventory write-downs.

Pandora and Off-platform Cost of services includes revenue share and royalties, programming and content costs, customer service and billing expenses and other ancillary costs.

- *Revenue share and royalties* include licensing fees paid for streaming music or other content related to podcasts as well as revenue share paid to third party ad servers. Pandora makes payments to third party ad servers for the period the advertising impressions are delivered or click-through actions occur, and accordingly, Pandora records this as a cost of service in the related period. Revenue share and royalties increased 3% during the year ended December 31, 2023, as compared to the prior year, primarily due to higher podcast revenue share driven by growth in podcast advertising revenue as well as higher royalty expense due to increases in certain web streaming royalty rates.

- *Programming and content* includes costs to produce, license and promote podcast content and live listener events. Programming and content increased 18% during the year ended December 31, 2023, as compared to the prior year, primarily attributable to higher podcast license fees and live event costs, partially offset by lower personnel-related costs.

- *Customer service and billing* includes transaction fees on subscription purchases through mobile app stores and bad debt expense. Customer service and billing increased 1% during the year ended December 31, 2023, as compared to the prior year, primarily driven by higher bad debt expense, partially offset by lower transaction fees.

- *Other* includes costs associated with content streaming, maintaining Pandora's streaming radio and on-demand subscription services and creating and serving advertisements through third party ad servers. Other costs decreased 38% during the year ended December 31, 2023, as compared to the prior year, primarily driven by lower colocation and personnel-related costs as well as lower streaming costs resulting from a decline in listener hours.

Subscriber acquisition costs are costs associated with Sirius XM's satellite radio service and include hardware subsidies paid to radio manufacturers, distributors and automakers, subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; product warranty obligations; and freight. The majority of subscriber acquisition costs are incurred and expensed in advance of acquiring a subscriber. For the year ended December 31, 2023, subscriber acquisition costs increased 2%, as compared to the prior year, primarily driven by higher hardware subsidies driven by installations, which grew due to increased production by automakers, partially offset by lower commission and hardware subsidy rates.

Selling, general and administrative (excluding legal settlement) expense includes costs of marketing, advertising, media and production, including promotional events and sponsorships; cooperative and artist marketing; personnel related costs; facilities costs, finance, legal, human resources and information technology costs. Selling, general and administrative expense decreased 7% for the year ended December 31, 2023, as compared to the prior year, primarily due to a decrease in streaming and marketing expenditures to support Sirus XM Holdings' brands as well as lower personnel-related costs, partially offset by costs related to Liberty Sirius XM Holdings Split-Off incurred during the year ended December 31, 2023.

Other operating expense includes engineering, design and development costs consisting primarily of compensation and related costs to develop chipsets and new products and services. For the year ended December 31, 2023, other operating expense increased 12%, as compared to the prior year, driven by higher cloud hosting costs and higher personnel-related costs.

Stock-based compensation decreased 7% during the year ended December 31, 2023, as compared to the prior year, primarily due to a reduction in Sirius XM Holdings' workforce during 2023.

Depreciation and amortization increased 2% during the year ended December 31, 2023, as compared to the prior year, driven by the accelerated end of life of certain software as well as additional assets placed in service.

Impairment, restructuring and acquisition costs, net of recoveries include impairment charges associated with the carrying amount of an asset exceeding the asset's fair value, restructuring expenses associated with the abandonment of certain leased office spaces and acquisition costs. During the year ended December 31, 2023, Sirius XM Holdings recorded a $34 million charge primarily related to severance and other related costs, impairments primarily related to terminated software projects of $15 million, vacated office space impairments of $12 million, accrued expenses of $3 million for which Sirius XM Holdings will not recognize any future benefits and a cost-method investment impairment of $2 million. During the year ended December 31, 2022, Sirius XM Holdings recorded $43 million of restructuring costs related to the termination of certain software projects, $16 million related to the impairment of vacated office spaces, $5 million related to the impairment of property and equipment located at the impaired office spaces, $6 million related to personnel severance and $2 million of acquisition costs, partially offset by a $4 million gain on the sale of real estate.

Litigation settlements, net of recoveries for the year ended December 31, 2023 relates to settlement of certain legal matters and has been excluded from Adjusted OIBDA as it was not part of Sirius XM Holdings' normal operations and does not relate to the on-going performance of the business.

Formula One Group

Formula 1. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits throughout the world. Formula 1 derives its primary revenue from the commercial exploitation and development of the World Championship through a combination of race promotion, media rights and sponsorship arrangements. A significant majority of the race promotion, media rights and sponsorship contracts specify payments in advance and annual increases in the fees payable over the course of the contracts.

The 2023 World Championship calendar was originally scheduled to have 23 Events. However, following the cancellation of the Emilia-Romagna Grand Prix at Imola (the "Imola Event") due to severe flooding in the region, 22

Events took place, including the inaugural Las Vegas Grand Prix, which was the only event to be directly promoted by Formula 1. The 2022 World Championship calendar was also originally scheduled to have 23 Events. However, following the cancellation of the Russian Grand Prix, 22 Events took place.

Formula 1's operating results were as follows:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Primary Formula 1 revenue	$ 2,560	2,107
Other Formula 1 revenue	662	466
Total Formula 1 revenue	3,222	2,573
Operating expenses (excluding stock-based compensation included below):		
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	(2,256)	(1,750)
Selling, general and administrative expenses	(241)	(230)
Adjusted OIBDA	725	593
Stock-based compensation	(3)	(3)
Depreciation and amortization	(330)	(351)
Operating income (loss)	$ 392	239
Number of Events	22	22

Primary Formula 1 revenue is derived from the commercial exploitation and development of the World Championship through a combination of race promotion fees (earned from granting the rights to host, stage and promote each Event on the World Championship calendar, fees from certain race promoters to license additional commercial rights from Formula 1 to secure Formula 2 and Formula 3 races at their Events, technical service fees from promoters to support the origination of program footage and, beginning in 2023, ticketing revenue from Formula 1's direct promotion of the Las Vegas Grand Prix), media rights fees (earned from licensing the right to broadcast Events and Formula 2 and Formula 3 races on television and other platforms, F1 TV subscriptions and other related services, the origination of program footage, footage from Formula 1's archives and the licensing of radio broadcast and other ancillary media rights) and sponsorship fees (earned from the sale of World Championship and Event-related advertising and sponsorship rights and the servicing of such rights, rights to advertise on Formula 1's digital platforms and at non-Championship related events).

Primary Formula 1 revenue increased $453 million during the year ended December 31, 2023, as compared to the prior year.

Race promotion revenue increased during the year ended December 31, 2023, as compared to the prior year, due to ticketing revenue from the inaugural Las Vegas Grand Prix, higher fees generated from the mix of Events held, with two additional races held outside of Europe (including the Las Vegas Grand Prix) compared to 2022 and other contractual increases in fees. Sponsorship revenue increased during the year ended December 31, 2023, as compared to the prior year, due to sponsorship revenue from the Las Vegas Grand Prix, revenue from other new sponsors and additional revenue from existing sponsors. Media rights revenue increased during the year ended December 31, 2023, as compared to the prior year, due to the effect of contractual increases in season-based fees and the continued growth in F1 TV subscription revenue.

Other Formula 1 revenue is generated from miscellaneous and ancillary sources primarily related to facilitating the shipment of cars and equipment to and from events outside of Europe, the sale of tickets to the Paddock Club at most Events, the sale of hospitality and experiences at the Las Vegas Grand Prix, the operation of the Formula 2, Formula 3 and the new F1 Academy series, other licensing opportunities, various television production activities and other ancillary operations.

Other Formula 1 revenue increased $196 million during the year ended December 31, 2023, as compared to the prior year, primarily due to new revenue generated from the delivery of hospitality and experiences at the Las Vegas Grand Prix, additional Paddock Club and other hospitality revenue at other Events, revenue from the new F1 Academy series and growth in licensing, travel and support series income. These increases were partially offset by lower freight income, driven by the impact of significantly lower air freight charter costs, despite two more Events taking place outside of Europe compared to the prior year.

Cost of Formula 1 revenue consists primarily of team payments. Other costs of Formula 1 revenue are largely variable in nature and relate to both primary and other Formula 1 revenue. The largest components of other costs of Formula 1 revenue are costs related to promoting, organizing and delivering the Las Vegas Grand Prix, hospitality costs, which are principally related to catering and other aspects of the production and delivery of hospitality offerings at the Las Vegas Grand Prix and the Paddock Club at other Events, and costs incurred in the provision and sale of freight, travel and logistical services. Other costs of Formula 1 revenue also include sponsorship and digital product sales' commissions, circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Events, including the right to sell advertising, hospitality and support race opportunities, annual Federation Internationale de l'Automobile ("FIA") regulatory fees, Formula 2 and Formula 3 cars, parts and maintenance services, costs related to the new F1 Academy series, television production and post-production services, advertising production services and digital and social media activities.

	Years ended December 31,	
	2023	**2022**
	amounts in millions	
Team payments	$ (1,215)	(1,157)
Other costs of Formula 1 revenue	(1,041)	(593)
Cost of Formula 1 revenue	$ (2,256)	(1,750)

Cost of Formula 1 revenue increased $506 million during the year ended December 31, 2023, as compared to the prior year.

Team payments increased $58 million during the year ended December 31, 2023, as compared to the prior year, driven by the increase in Formula 1 revenue and the associated impact on the calculation of variable Prize Fund elements, which are calculated with reference to Formula 1's revenue and costs.

Other costs of Formula 1 revenue increased $448 million during the year ended December 31, 2023, as compared to the prior year, primarily due to the costs of promoting, organizing and delivering the Las Vegas Grand Prix, higher hospitality-related costs driven by the costs of servicing guests attending the Las Vegas Grand Prix, the servicing of higher Paddock Club attendance at other Events and cost inflation.

Selling, general and administrative expenses include personnel costs, legal, professional and other advisory fees, bad debt expense, rental expense, information technology costs, insurance premiums, maintenance and utility costs and other general office administration costs. Selling, general and administrative expenses increased $11 million during the year ended December 31, 2023, as compared to the prior year, driven by higher personnel, information technology and marketing costs, partially offset by lower legal and professional fees and lower foreign exchange losses.

Stock-based compensation expense was flat during the year ended December 31, 2023 as compared to the prior year.

Depreciation and amortization includes depreciation of fixed assets and amortization of intangible assets. Depreciation and amortization decreased $21 million during the year ended December 31, 2023, as compared to the prior year, primarily due to decreases in amortization expense related to certain intangible assets acquired in the acquisition of Formula 1 by Liberty.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2023, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
		dollar amounts in millions		
Liberty SiriusXM Group	$ 1,195	7.1%	$ 9,911	4.2%
Formula One Group	$ 757	7.4%	$ 2,183	4.3%
Live Group	$ NA	NA	$ 1,212	2.3%

The Company is exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models.

At December 31, 2023, the fair value of our marketable equity securities was $113 million. Had the market price of such securities been 10% lower at December 31, 2023, the aggregate value of such securities would have been $11 million lower. Additionally, our stock in Live Nation (an equity method affiliate), a publicly traded security, is not reflected at fair value in our balance sheet. This security is also subject to market risk that is not directly reflected in our financial statements.

Financial Statements and Supplementary Data.

The consolidated financial statements of Liberty Media Corporation are included herein, beginning on Page F-31.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the "Executives") and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-27 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-28 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding the effectiveness of our internal control over financial reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information.

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2023.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2023, using the criteria in *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and has issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-28 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Media Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 28, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over certain subscriber and advertising revenue streams

As discussed in note 3 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company generated $12,525 million of revenue, of which $6,342 million was Sirius XM subscriber revenue and $1,589 million was Pandora advertising revenue, for the year ended December 31, 2023. The Company's accounting for these subscriber and advertising revenue streams involved multiple information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence related to Sirius XM subscriber revenue and Pandora advertising revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required auditor judgment due to the number of IT applications used by the Company that involved IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over Sirius XM subscriber and Pandora advertising revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Sirius XM subscriber and Pandora advertising revenue recognition processes. We involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT application controls and general IT controls used by the Company in its revenue recognition processes and testing the interface of relevant revenue data between different IT systems used in the revenue recognition processes. For Sirius XM subscriber revenue, we assessed the recorded revenue by comparing the total cash received during the year, adjusted for reconciling items, to the revenue recorded in the general ledger. For a sample of Pandora advertising revenue, we traced the recorded amounts to underlying source documents and system reports. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Denver, Colorado
February 28, 2024

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2023 and 2022

	2023	2022
	amounts in millions	
Assets		
Current assets:		
Cash and cash equivalents	$ 2,019	2,246
Trade and other receivables, net	832	837
Other current assets	526	768
Total current assets	3,377	3,851
Investments in affiliates, accounted for using the equity method (note 7)	1,089	952
Property and equipment, at cost	4,078	4,481
Accumulated depreciation	(1,995)	(2,226)
	2,083	2,255
Intangible assets not subject to amortization (note 8)		
Goodwill	19,165	19,341
FCC licenses	8,600	8,600
Other	1,242	1,366
	29,007	29,307
Intangible assets subject to amortization, net (note 8)	3,872	4,288
Other assets	1,740	1,811
Total assets	$ 41,168	42,464
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,010	1,856
Current portion of debt, including $643 million and $1,394 million measured at fair value, respectively (note 9)	1,180	1,679
Deferred revenue	1,442	1,773
Other current liabilities	111	102
Total current liabilities	4,743	5,410
Long-term debt, including $2,416 million and $1,937 million measured at fair value, respectively (note 9)	14,180	14,953
Deferred income tax liabilities (note 11)	2,086	2,101
Other liabilities	714	874
Total liabilities	$ 21,723	23,338

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2023 and 2022

	2023	2022
	amounts in millions	
Stockholders' equity (notes 12,14 and 16):		
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	$ —	—
Series A Liberty SiriusXM common stock, $.01 par value. Authorized 2,000,000,000 shares at December 31, 2023; issued and outstanding 98,134,522 shares at December 31, 2023 and 98,093,908 shares at December 31, 2022 (note 2)	1	1
Series A Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2023; issued and outstanding 23,981,960 shares at December 31, 2023 and 23,974,052 shares at December 31, 2022 (note 2)	—	—
Series A Liberty Live common stock, $.01 par value. Authorized 521,400,000 shares at December 31, 2023; issued and outstanding 25,558,577 shares at December 31, 2023 (note 2) . . .	—	NA
Series A Liberty Braves common stock, $.01 par value. Authorized 200,000,000 shares at December 31, 2022; issued and outstanding 10,314,744 shares at December 31, 2022 (note 2) . . .	NA	—
Series B Liberty SiriusXM common stock, $.01 par value. Authorized 75,000,000 shares at December 31, 2023; issued and outstanding 9,761,336 shares at December 31, 2023 and 9,802,232 shares at December 31, 2022 (note 2)	—	—
Series B Liberty Formula One common stock, $.01 par value. Authorized 18,750,000 shares at December 31, 2023; issued and outstanding 2,437,583 shares at December 31, 2023 and 2,445,666 shares at December 31, 2022 (note 2)	—	—
Series B Liberty Live common stock, $.01 par value. Authorized 19,552,500 shares at December 31, 2023; issued and outstanding 2,546,146 shares at December 31, 2023 (note 2)	—	NA
Series B Liberty Braves common stock, $.01 par value. Authorized 7,500,000 shares at December 31, 2022; issued and outstanding 981,262 shares at December 31, 2022 (note 2)	NA	—
Series C Liberty SiriusXM common stock, $.01 par value. Authorized 2,000,000,000 shares at December 31, 2023; issued and outstanding 218,692,718 shares at December 31, 2023 and 218,618,614 shares at December 31, 2022 (note 2)	2	2
Series C Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2023; issued and outstanding 208,196,119 shares at December 31, 2023 and 207,445,741 shares at December 31, 2022 (note 2)	2	2
Series C Liberty Live common stock, $.01 par value. Authorized 521,400,000 shares at December 31, 2023; issued and outstanding 63,589,030 shares at December 31, 2023 (note 2) . . .	1	NA
Series C Liberty Braves common stock, $.01 par value. Authorized 200,000,000 shares at December 31, 2022; issued and outstanding 41,749,434 shares at December 31, 2022 (note 2) . . .	NA	—
Additional paid-in capital	1,317	1,408
Accumulated other comprehensive earnings (loss), net of taxes	12	(39)
Retained earnings	15,061	14,589
Total stockholders' equity	16,396	15,963
Noncontrolling interests in equity of subsidiaries	3,049	3,163
Total equity	19,445	19,126
Commitments and contingencies (note 17)		
Total liabilities and equity	$ 41,168	42,464

See accompanying notes to consolidated financial statements.

F-32

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	amounts in millions		
Revenue:			
Sirius XM Holdings revenue	$ 8,953	9,003	8,696
Formula 1 revenue	3,222	2,573	2,136
Other revenue	350	588	568
Total revenue	12,525	12,164	11,400
Operating costs and expenses, including stock-based compensation (note 3):			
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):			
Revenue share and royalties	2,895	2,802	2,672
Programming and content	618	604	559
Customer service and billing	476	497	501
Other	220	227	236
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	2,240	1,750	1,489
Subscriber acquisition costs	359	352	325
Other operating expenses	596	719	642
Selling, general and administrative	1,930	2,031	1,907
Depreciation and amortization	1,030	1,044	1,072
Impairment, restructuring and acquisition costs, net of recoveries (notes 5 and 8)	67	74	20
Litigation settlements, net of recoveries	31	—	—
	10,462	10,100	9,423
Operating income (loss)	2,063	2,064	1,977
Other income (expense):			
Interest expense	(782)	(689)	(642)
Share of earnings (losses) of affiliates, net (note 7)	138	99	(200)
Realized and unrealized gains (losses) on financial instruments, net (note 6)	(323)	599	(451)
Gains (losses) on dilution of investment in affiliate (note 7)	(4)	10	152
Other, net	93	110	(47)
	(878)	129	(1,188)
Earnings (loss) before income taxes	1,185	2,193	789
Income tax (expense) benefit (note 11)	(223)	(164)	(45)
Net earnings (loss)	962	2,029	744
Less net earnings (loss) attributable to the noncontrolling interests	201	227	292
Less net earnings (loss) attributable to redeemable noncontrolling interest (note 12)	—	(13)	54
Net earnings (loss) attributable to Liberty stockholders	$ 761	1,815	398
Net earnings (loss) attributable to Liberty stockholders (note 2):			
Liberty SiriusXM common stock	$ 829	1,292	599
Liberty Formula One common stock	185	558	(190)
Liberty Live common stock	(142)	NA	NA
Liberty Braves common stock	(111)	(35)	(11)
	$ 761	1,815	398

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations (Continued)

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Basic net earnings (loss) attributable to Liberty stockholders per common share (notes 2 and 3)			
Series A, B and C Liberty SiriusXM common stock	$ 2.54	3.94	1.79
Series A, B and C Liberty Formula One common stock	$ 0.79	2.39	(0.82)
Series A, B and C Liberty Live common stock	$ (1.54)	NA	NA
Series A, B and C Liberty Braves common stock	$ (2.09)	(0.66)	(0.21)
Diluted net earnings (loss) attributable to Liberty stockholders per common share (notes 2 and 3)			
Series A, B and C Liberty SiriusXM common stock	$ 2.42	3.66	1.78
Series A, B and C Liberty Formula One common stock	$ 0.62	2.15	(0.82)
Series A, B and C Liberty Live common stock	$ (1.54)	NA	NA
Series A, B and C Liberty Braves common stock	$ (2.09)	(0.66)	(0.21)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Comprehensive Earnings (Loss)

Years ended December 31, 2023, 2022 and 2021

		2023	2022	2021
		amounts in millions		
Net earnings (loss)	$	962	2,029	744
Other comprehensive earnings (loss), net of taxes:				
Foreign currency translation adjustments		20	(70)	(4)
Unrealized holding gains (losses) arising during the period		—	18	(1)
Credit risk on fair value debt instruments gains (losses)		20	22	(83)
Share of other comprehensive earnings (loss) of equity affiliates		27	16	7
Recognition of previously unrealized (gains) losses on debt		(15)	(25)	(2)
Other comprehensive earnings (loss)		52	(39)	(83)
Comprehensive earnings (loss)		1,014	1,990	661
Less comprehensive earnings (loss) attributable to the noncontrolling interests		202	222	292
Less comprehensive earnings (loss) attributable to redeemable noncontrolling interests (note 12)		—	(13)	54
Comprehensive earnings (loss) attributable to Liberty stockholders	$	812	1,781	315
Comprehensive earnings (loss) attributable to Liberty stockholders:				
Liberty SiriusXM common stock	$	823	1,292	528
Liberty Formula One common stock		184	504	(201)
Liberty Live common stock		(84)	NA	NA
Liberty Braves common stock		(111)	(15)	(12)
	$	812	1,781	315

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Cash Flows

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	amounts in millions (see note 4)		
Cash flows from operating activities:			
Net earnings (loss)	$ 962	2,029	744
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,030	1,044	1,072
Stock-based compensation	232	237	256
Non-cash impairment and restructuring costs	26	70	24
Share of (earnings) loss of affiliates, net	(138)	(99)	200
Realized and unrealized (gains) losses on financial instruments, net	323	(599)	451
Noncash interest expense	20	26	16
Losses (gains) on dilution of investment in affiliate	4	(10)	(152)
Loss (gain) on early extinguishment of debt	4	(35)	80
Deferred income tax expense (benefit)	14	13	(41)
Other charges (credits), net	4	10	2
Changes in operating assets and liabilities			
Current and other assets	(38)	(17)	(104)
Payables and other liabilities	21	(123)	(111)
Net cash provided (used) by operating activities	2,464	2,546	2,437
Cash flows from investing activities:			
Subsidiary initial public offering proceeds returned from (invested in) trust account	—	579	(575)
Cash proceeds from dispositions of investments	111	167	383
Cash (paid) received for acquisitions, net of cash acquired	—	(136)	(14)
Investments in equity method affiliates and debt and equity securities	(226)	(58)	(252)
Return of investment in equity method affiliates	—	38	40
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	1	2	12
Capital expended for property and equipment, including internal-use software and website development	(1,111)	(735)	(440)
Proceeds from insurance recoveries	—	—	225
Other investing activities, net	(15)	97	(68)
Net cash provided (used) by investing activities	(1,240)	(46)	(689)
Cash flows from financing activities:			
Borrowings of debt	3,846	6,189	6,411
Repayments of debt	(4,790)	(7,426)	(6,287)
Liberty stock repurchases	—	(395)	(555)
Subsidiary shares repurchased by subsidiary	(274)	(647)	(1,523)
Repayment of initial public offering proceeds to subsidiary shareholders	—	(579)	—
Proceeds from initial public offering of subsidiary	—	—	575
Cash dividends paid by subsidiary	(65)	(249)	(58)
Taxes paid in lieu of shares issued for stock-based compensation	(74)	(123)	(154)
Atlanta Braves Holdings, Inc. Split-Off	(188)	—	—
Other financing activities, net	72	82	(107)
Net cash provided (used) by financing activities	(1,473)	(3,148)	(1,698)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1	—	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(248)	(648)	47
Cash, cash equivalents and restricted cash at beginning of period	2,276	2,924	2,877
Cash, cash equivalents and restricted cash at end of period	$ 2,028	2,276	2,924

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Consolidated Statement Of Equity
Years ended December 31, 2023, 2022 and 2021

	Stockholders' equity																Noncontrolling interest in equity of subsidiaries	Total equity
	Preferred Stock	Liberty Sirius XM			Liberty Formula One			Liberty Live			Liberty Braves			Additional paid-in capital	Accumulated other comprehensive earnings	Retained earnings		
		Series A	Series B	Series C	Series A	Series B	Series C	Series A	Series B	Series C	Series A	Series B	Series C					
	amounts in millions																	
Balance at January 1, 2021	$ —	$ 1	$ —	$ 2	$ —	$ —	$ 2	NA	NA	NA	$ —	$ —	$ —	$ 2,688	$ 78	$ 12,320	$ 4,510	$ 19,601
Net earnings (loss) (excludes net earnings (loss) attributable to redeemable noncontrolling interest) (note 12)	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	—	—	398	295	693
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	—	(83)	—	—	(83)
Stock-based compensation	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	222	—	—	47	269
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(154)	—	—	—	(154)
Liberty stock repurchases	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(555)	—	—	—	(555)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(404)	—	—	(1,108)	(1,512)
Shares issued by subsidiary	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(96)	—	—	106	10
Dividends paid by subsidiary	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	(58)	(58)
Exchange of Series A Liberty SiriusXM common stock for shares of subsidiary (note 1)	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	203	—	—	(203)	—
Other, net	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	50	—	—	1	51
Balance at December 31, 2021	—	1	—	2	—	—	2	NA	NA	NA	—	—	—	1,954	(5)	12,718	3,590	18,262
Net earnings (loss) (excludes net earnings (loss) attributable to redeemable noncontrolling interest) (note 12)	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	—	—	1,815	210	2,025
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	—	(34)	—	(5)	(39)
Stock-based compensation	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	214	—	—	39	253
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(123)	—	—	—	(123)
Liberty stock repurchases	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(395)	—	—	—	(395)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(172)	—	—	(467)	(639)
Shares issued by subsidiary	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(73)	—	—	77	4
Dividends paid by subsidiary	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	(249)	(249)
Other, net	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	3	—	56	(32)	27
Balance at December 31, 2022	—	1	—	2	—	—	2	NA	NA	NA	—	—	—	1,408	(39)	14,589	3,163	19,126
Net earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	761	201	962
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	51	—	1	52
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	216	—	—	34	250
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)	—	—	—	(74)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	46	—	—	(320)	(274)
Shares issued by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(61)	—	—	65	4
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(65)	(65)
Atlanta Braves Holdings, Inc. Split-Off	—	—	—	—	—	—	—	—	—	—	—	—	—	(180)	—	—	(11)	(191)
Formula One Distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(289)	—	(289)
Reclassification	—	—	—	—	—	—	—	—	—	1	—	—	—	(1)	—	—	—	—
Other, net	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	—	—	(19)	(56)
Balance at December 31, 2023	$ —	$ 1	$ —	$ 2	$ —	$ —	$ 2	$ —	$ —	$ 1	NA	NA	NA	$ 1,317	$ 12	$ 15,061	$ 3,049	$ 19,445

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation

The accompanying consolidated financial statements of Liberty Media Corporation ("Liberty," "we," "our," "us" or the "Company" unless the context otherwise requires) represent a consolidation of certain media and entertainment related assets and businesses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Liberty, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries primarily in North America and the United Kingdom ("U.K."). Our most significant subsidiaries include Sirius XM Holdings Inc. ("Sirius XM Holdings") and Delta Topco Limited (the parent company of Formula 1). Our most significant investment accounted for under the equity method is Live Nation Entertainment, Inc. ("Live Nation").

Braves Holdings, LLC ("Braves Holdings") was a subsidiary of the Company until the Split-Off (defined below) on July 18, 2023. Braves Holdings is not presented as a discontinued operation in the Company's consolidated financial statements as the Split-Off did not represent a strategic shift that had a major effect on the Company's operations and financial results.

On November 3, 2021, pursuant to an exchange agreement with certain counterparties, Liberty acquired an aggregate of 43,658,800 shares of Sirius XM Holdings common stock in exchange for the issuance by Liberty to the counterparties of an aggregate of 5,347,320 shares of Series A Liberty SiriusXM common stock. As of December 31, 2023, we owned approximately 83% of the outstanding equity interest in Sirius XM Holdings.

Liberty has entered into certain agreements with Qurate Retail, Inc. ("Qurate Retail"), Liberty TripAdvisor Holdings, Inc. ("TripCo"), Liberty Broadband Corporation ("Liberty Broadband") and Atlanta Braves Holdings, Inc. ("ABH"), all of which are separate publicly traded companies, in order to govern relationships between the companies. None of these entities has any stock ownership, beneficial or otherwise, in any of the others as of December 31, 2023. These agreements include Reorganization Agreements (in the case of Qurate Retail, Liberty Broadband and ABH only), Services Agreements, Facilities Sharing Agreements, Tax Sharing Agreements (in the case of Liberty Broadband and ABH only) and an Aircraft Time Sharing Agreement (in the case of ABH only). In addition, as a result of certain corporate transactions, Liberty and Qurate Retail may have obligations to each other for certain tax related matters.

The Reorganization Agreements provide for, among other things, provisions governing the relationships between Liberty and each of Qurate Retail, Liberty Broadband and ABH, including certain cross-indemnities. Pursuant to the Services Agreements, Liberty provides Qurate Retail, TripCo, Liberty Broadband and ABH with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. Qurate Retail, TripCo, Liberty Broadband and ABH reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and in the case of Qurate Retail, Qurate Retail's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to Qurate Retail. TripCo, Liberty Broadband and ABH reimburse Liberty for shared services and personnel based on a flat fee. Under the Facilities Sharing Agreements, Liberty shares office space and related amenities at its corporate headquarters with Qurate Retail, TripCo, Liberty Broadband and ABH. Under these various agreements, approximately $24 million, $21 million and $27 million of these allocated expenses were reimbursed to Liberty during the years ended December 31, 2023, 2022 and 2021, respectively.

In connection with Liberty's employment arrangement with Gregory B. Maffei, Liberty's President and Chief Executive Officer (the "CEO"), pursuant to the Services Agreements between Liberty and each of TripCo, Liberty Broadband, Qurate Retail and ABH (collectively, the "Service Companies"), components of Mr. Maffei's compensation are either paid directly to him by each Service Company or reimbursed to Liberty, in each case, based on allocations among

Liberty and the Service Companies set forth in the respective services agreement, which are subject to adjustment on an annual basis and upon the occurrence of certain events.

(2) Tracking Stocks

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On July 18, 2023, the Company completed the split-off (the "Split-Off") of its wholly owned subsidiary, ABH. The Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of ABH common stock. ABH is comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (the "Braves Group") immediately prior to the Split-Off, except for the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Liberty Formula One Group (the "Formula One Group"), which were settled and extinguished in connection with the Split-Off.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks — Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification"). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

Each of the Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. The Split-Off and the Reclassification are reflected in the Company's consolidated financial statements on a prospective basis.

While the Liberty SiriusXM Group, the Formula One Group and the Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Sirius XM Holdings, in which Liberty holds an interest that is attributed to a Liberty tracking stock group, the Liberty SiriusXM Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Liberty SiriusXM common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, which, as of December 31, 2023, include its interest in Sirius XM Holdings, corporate cash, Liberty's 3.75% Convertible Senior Notes due 2028, Liberty's 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As of December 31, 2023, the Liberty SiriusXM Group has cash and cash equivalents of approximately $306 million, which includes $216 million of subsidiary cash.

The Liberty Formula One common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Formula One Group, which, as of December 31, 2023, include Liberty's interest in Formula 1, cash and Liberty's 2.25% Convertible Senior Notes due 2027. As of December 31, 2023, the Formula One Group has cash and cash equivalents of approximately $1,408 million, which includes $1,002 million of subsidiary cash.

The Liberty Live common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty Live Group. As of December 31, 2023, the Liberty Live Group is primarily comprised of Liberty's interest in Live Nation, cash, certain public and private assets previously attributed to the Formula One Group, Liberty's 2.375% Exchangeable Senior Debentures due 2053, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty.

Prior to the Split-Off, the Liberty Braves common stock was intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Braves Group. The Braves Group was primarily comprised of Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC" or the "Braves"), certain assets and liabilities associated with the Braves' stadium (the "Stadium") and a mixed-use development around the Stadium that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development") and corporate cash.

As of December 31, 2021, 6,792,903 notional shares representing an 11.0% intergroup interest in the Braves Group were held by the Formula One Group, 2,292,037 notional shares representing a 3.7% intergroup interest in the Braves Group were held by the Liberty SiriusXM Group and 5,271,475 notional shares representing a 2.2% intergroup interest in the Formula One Group were held by the Liberty SiriusXM Group.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 million and $14 million, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty's 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes"), as described in note 9. During March 2023, the Formula One Group paid approximately $202 million to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes, as described in note 9. On July 12, 2023, the Formula One Group paid approximately $71 million to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.

In connection with the Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group were settled and extinguished through the attribution, to the respective tracking stock group, of ABH Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest. On July 19, 2023, the shares of ABH Series C common stock attributed to the Formula One Group to settle and extinguish the intergroup interest in connection with the Split-Off were distributed on a pro rata basis to holders of Liberty Formula One common stock (the "Formula One Distribution"). During November 2023, Liberty exchanged the shares of ABH Series C common stock attributed to the Liberty SiriusXM Group with a third party to satisfy certain debt obligations attributed to the Liberty SiriusXM Group.

On December 11, 2023, Liberty entered into definitive agreements, subject to the terms thereof, to redeem each outstanding share of its Liberty SiriusXM common stock in exchange for a number of shares of common stock of a newly formed entity (the "Liberty Sirius XM Holdings Split-Off"), Liberty Sirius XM Holdings Inc. ("Liberty Sirius XM Holdings") equal to the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023, by and among Liberty, Liberty Sirius XM Holdings and Sirius XM Holdings (the "Reorganization Agreement")). The Exchange Ratio will be calculated prior to the effective time of the redemption and is estimated to be approximately 8.4 shares of Liberty Sirius XM Holdings common stock. Liberty Sirius XM Holdings will be comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. The Liberty Sirius XM Holdings Split-Off is intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares) and the completion of the Liberty Sirius XM Holdings Split-Off will be subject to various conditions, including the receipt of opinions of tax counsel. On December 11, 2023, Liberty also entered into an Agreement and Plan of Merger, pursuant to which Merger Sub will merge with and into Sirius XM Holdings, with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of Liberty Sirius XM Holdings (the "Merger" and, together with the Liberty Sirius XM Holdings Split-Off, the "Transactions"), subject to the satisfaction of certain conditions. The Merger is dependent and conditioned on the approval and completion of the Liberty Sirius XM Holdings Split-Off, and the Merger will not be completed unless the Liberty Sirius XM Holdings Split-Off is completed. If the Liberty Sirius XM Holdings Split-Off is completed, the Merger will also be completed. Subject to the satisfaction of the conditions, the Company expects to complete the Transactions early in the third quarter of 2024.

See page F-97 of this Annual Report for unaudited attributed financial information for Liberty's tracking stock groups.

(3) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Receivables

Receivables are reflected net of an allowance for credit losses and sales returns. The table below presents changes in the allowance for the periods presented:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Balance, beginning of period	$ 14	13	17
Provision charged to expense	59	59	54
Write-offs, net of recoveries	(56)	(59)	(58)
Foreign currency translation adjustments	—	1	—
Balance, end of period	$ 17	14	13

Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values. The total value of marketable equity securities aggregated $113 million and $80 million as of December 31, 2023 and 2022, respectively.

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the other, net line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary.

The Company continually reviews its equity investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12-month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Write-downs for equity method investments are included in share of earnings (losses) of affiliates.

The Company performs a qualitative assessment for equity securities without readily determinable fair values each reporting period to determine whether the security could be impaired. If the qualitative assessment indicates that an impairment could exist, we estimate the fair value of the investments, and, to the extent the security's fair value is less than its carrying value, an impairment is recorded in the consolidated statements of operations.

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges.

The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Considerable management judgment was required in estimating the Black-Scholes variables.

Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life	December 31,	
		2023	2022
		amounts in millions	
Land	NA	$ 304	390
Buildings and improvements.	10 - 40 years	706	972
Support equipment.	3 - 20 years	744	864
Satellite system	15 years	1,799	1,944
Construction in progress	NA	525	311
Total property and equipment . . .		$ 4,078	4,481

Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives. Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $270 million, $262 million and $270 million, respectively.

Sirius XM Holdings capitalizes a portion of the interest on funds borrowed to finance the construction and launch of its satellites. Capitalized interest is recorded as part of the asset's cost and depreciated over the asset's useful life. Capitalized interest costs for the years ended December 31, 2023 and 2022 were approximately $16 million and $5 million, respectively.

Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.

The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Noncontrolling Interests

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Sales, value add, and other taxes, when collected concurrently with revenue producing activities, are excluded from revenue. Incremental costs of obtaining a contract are expensed when the amortization period of the asset is one year or less. To the extent the incremental costs of obtaining a contract relate to a period greater than one year, the Company amortizes such incremental costs in a manner that is consistent with the transfer to the customer of the goods or services to which the asset relates. If, at contract inception, we determine the time period between when we transfer a promised good or service to a customer and when the customer pays us for that good or service is one year or less, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Our customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in our consolidated statement of operations as the services are provided. Changes in the contract liability balance for Sirius XM Holdings during the year ended December 31, 2023 were not materially impacted by other factors. The opening and closing balances for our deferred revenue related to Formula 1 were approximately $348 million and $248 million, respectively.

As the majority of Sirius XM Holdings contracts are one year or less, Sirius XM Holdings utilizes the optional exemption under ASC 606 and does not disclose information about the remaining performance obligations for contracts which have original expected durations of one year or less. As of December 31, 2023, less than seven percent of the Sirius XM Holdings total deferred revenue balance related to contracts that extended beyond one year. These contracts primarily include prepaid data trials which are typically provided for three to five years as well as for self-pay customers who prepay for their audio subscriptions for up to three years in advance. These amounts will be recognized on a straight-line basis as Sirius XM Holdings' services are provided.

Significant portions of the transaction prices for Formula 1 are related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $2,333 million in 2024, $2,213 million in 2025, $5,899 million in 2026 through 2030, and $1,777 million thereafter. We have not included any amounts in the undelivered performance obligations amounts for Formula 1 for those performance obligations that relate to a contract with an original expected duration of one year or less.

Sirius XM Holdings

The following table disaggregates Sirius XM Holdings' revenue by source:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Subscriber	$ 6,866	6,892	6,614
Advertising	1,758	1,772	1,730
Equipment	193	189	201
Other	136	150	151
Total Sirius XM Holdings revenue	$ 8,953	9,003	8,696

The following is a description of the principal activities from which Sirius XM Holdings generates its revenue – including from self-pay and paid promotional subscribers, advertising, and sales of equipment.

Subscriber revenue. Subscriber revenue consists primarily of subscription fees and other ancillary subscription based revenue. Revenue is recognized on a straight line basis when the performance obligations to provide each service for the period are satisfied, which is over time as Sirius XM Holdings' subscription services are continuously transmitted and can be consumed by customers at any time. Consumers purchasing or leasing a vehicle with a factory-installed satellite radio may receive between a three and twelve month subscription to Sirius XM Holdings' service. In certain cases, the subscription fees for these consumers are prepaid by the applicable automaker. Prepaid subscription fees received from automakers or directly from consumers are recorded as deferred revenue and amortized to revenue ratably over the service period which commences upon sale. Activation fees are recognized over one month as the activation fees are non-refundable and do not provide for a material right to the customer. There is no revenue recognized for unpaid trial subscriptions. In some cases, Sirius XM Holdings pays a loyalty fee to the automakers when it receives a certain amount of payments from self-pay customers acquired from that automaker. These fees are considered incremental costs to obtain a contract and are therefore recognized as an asset and amortized to subscriber acquisition costs over an average subscriber life. Revenue share and loyalty fees paid to an automaker offering a paid trial are accounted for as a reduction of revenue as the payment does not provide a distinct good or service.

Music royalty fee primarily consists of U.S. music royalty fees ("MRF") collected from subscribers. The related costs Sirius XM Holdings incurs for the right to broadcast music and other programming are recorded as revenue share and royalties expense in the consolidated statements of operations. Fees received from subscribers for the MRF are recorded as deferred revenue and amortized to subscriber revenue ratably over the service period.

Advertising revenue. Sirius XM Holdings recognizes revenue from the sale of advertising as performance obligations are satisfied, which generally occurs as ads are delivered. For Sirius XM Holdings' satellite radio service, ads are delivered when they are aired. For streaming services, ads are delivered primarily based on impressions. Agency fees are calculated based on a stated percentage applied to gross billing revenue for Sirius XM Holdings' advertising inventory and are reported as a reduction of advertising revenue. Additionally, Sirius XM Holdings pays certain third parties a percentage of advertising revenue. Advertising revenue is recorded gross of such revenue share payments as Sirius XM Holdings controls the advertising service including the ability to establish pricing and Sirius XM Holdings is primarily responsible for providing the service. Advertising revenue share payments are recorded to revenue share and royalties during the period in which the advertising is transmitted.

Equipment revenue. Equipment revenue and royalties from the sale of satellite radios, components and accessories are recognized upon shipment, net of discounts and rebates. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are reported as a component of cost of services.

Other revenue. Other revenue primarily includes revenue recognized from royalties received from Sirius XM Canada.

Sirius XM Holdings revenue is reported net of any taxes assessed by a governmental authority that is both imposed on, and concurrent with, a specific revenue-producing transaction between a seller and a customer in the consolidated statements of operations.

Formula 1

The following table disaggregates Formula 1's revenue by source:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Primary	$ 2,560	2,107	1,850
Other..	662	466	286
Total Formula 1 revenue......................	$ 3,222	2,573	2,136

Upon entering into a new arrangement, Formula 1 occasionally incurs certain incremental costs of obtaining a contract. These incremental costs relate to commission amounts that will be paid over the life of the contract for which the recipient does not have any substantive future performance requirement to earn such commission. Accordingly, the commission costs are capitalized and amortized over the life of the contract.

The following is a description of principal activities from which Formula 1 generates its revenue.

    Primary revenue. Formula 1 holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. Formula 1 derives its primary revenue from the commercial exploitation and development of the World Championship through a combination of race promotion, broadcasting and sponsorship arrangements. Primary revenue derived from the commercial exploitation of the World Championship is (i) recognized on an event by event basis for those performance obligations associated with a specific event based on the fees within the underlying contractual arrangement and (ii) recognized over time for those performance obligations associated with a period of time that is greater than a single specific event (for example, over the entire race season or calendar year) based on the fees within the underlying contractual arrangement.

    Other revenue. Formula 1 earns other revenue from miscellaneous and ancillary sources, primarily related to facilitating the shipment of cars and equipment to and from the events outside of Europe, revenue from the sale of tickets to the Paddock Club at most events, support races at events, various television production activities and other ancillary operations. To the extent such revenue relates to services provided or rights associated with a specific event, the revenue is recognized upon occurrence of the related event and to the extent such revenue relates to services provided or rights over a longer period of time, the revenue is recognized over time.

Braves Holdings

    The following table disaggregates Braves Holdings' revenue by source:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Baseball	$ 318	535	526
Mixed-Use Development	32	53	42
Total Braves Holdings revenue	$ 350	588	568

    Braves Holdings is required to estimate the entire transaction price of its contractual arrangements and recognize revenue allocated to each of the performance obligations within the contractual arrangements as those performance obligations are satisfied. Such performance obligations are typically satisfied over time and result in differences between revenue recognized and cash received, dependent on how far into a contractual arrangement Braves Holdings is at any given reporting period.

    The following is a description of principal activities from which Braves Holdings generates its revenue.

    Baseball revenue. Revenue for Braves Holdings ticket sales, signage and suites are recognized on a per game basis during the baseball season based on a pro rata share of total revenue earned during the entire baseball season to the total number of home games during the season. Broadcasting rights are recognized on a per game basis during the baseball season based on the pro rata number of games played to date to the total number of games during the season. Concession and parking revenue are recognized on a per game basis during the baseball season. Major League Baseball ("MLB") revenue is earned throughout the year based on an estimate of revenue generated by MLB on behalf of the 30 MLB clubs. Sources of MLB revenue primarily include the Major League Central Fund and distributions from various licensing agreements.

    Mixed-Use Development revenue. Revenue from Braves Holdings' minimum rents are recognized on a straight-line basis over the terms of their respective lease agreements. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Overage rents are only recognized when each tenant's sales exceed the applicable sales threshold. Tenants reimburse Braves Holdings for a substantial portion of Braves Holdings operating expenses, including common area maintenance, real estate taxes and property insurance. Braves Holdings accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. Braves Holdings recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Sponsorship revenue is recognized on a straight-line basis over each annual period. Parking revenue is recognized daily based on actual usage.

Cost of Sirius XM Holdings Services

Revenue Share

Sirius XM Holdings shares a portion of its subscription revenue earned from self-pay subscribers with certain automakers. The terms of the revenue share agreements vary with each automaker, but are typically based upon the earned audio revenue as reported or gross billed audio revenue. Revenue share on self-pay revenue is recognized as an expense and recorded in revenue share and royalties in our consolidated statements of operations. Sirius XM Holdings also pays revenue share to certain talent on non-music stations on its satellite radio service and to podcast talent based on advertising revenue for the related channel or podcast. Revenue share on non-music channels and podcasts is recognized in Revenue share and royalties when it is earned. In some cases, Sirius XM Holdings pays minimum guarantees for revenue share to podcast owners which is recorded in other current assets in the consolidated balance sheets. The minimum guarantee is recognized in revenue share and royalties primarily on a straight line basis over the contractual term. The prepaid balance is regularly reviewed for recoverability and any amount not deemed to be recoverable is recognized as an expense in the period.

Royalties

In connection with its businesses, Sirius XM Holdings must enter into royalty arrangements with two sets of rights holders: holders of musical compositions copyrights (that is, the music and lyrics) and holders of sound recordings copyrights (that is, the actual recording of a work). The Sirius XM and Pandora businesses use both statutory and direct music licenses as part of their businesses. Sirius XM Holdings licenses varying rights – such as performance and mechanical rights – for use in its Sirius XM and Pandora businesses based on the various radio and interactive services they offer. The music rights licensing arrangements for the Sirius XM and Pandora businesses are complex.

Sirius XM Holdings pays performance royalties for its Sirius XM and Pandora businesses to holders and rights administrators of musical compositions copyrights, including performing rights organizations and other copyright owners. These performance royalties are based on agreements with performing rights organizations which represent the holders of these performance rights. The Sirius XM and Pandora businesses have arrangements with these performance rights organizations. Arrangements with Sirius XM generally include fixed payments during the term of the agreement and arrangements with Pandora for its ad-supported radio service have variable payments based on usage and ownership of a royalty pool. Pandora must also license reproduction rights, which are also referred to as mechanical rights, to offer the interactive features of the Pandora services. For Pandora subscription services, copyright holders receive payments for these rights at the rates determined in accordance with the statutory license set forth in Section 115 of the U.S. Copyright Act (the "Copyright Act"). These mechanical royalties are calculated as the greater of a percentage of Sirius XM Holdings' revenue or a percentage of its payments to record labels.

For Sirius XM Holdings' non-interactive satellite radio or streaming services, it may license sound recordings under direct licenses with the owners of sound recordings or based on the royalty rate established by the CRB. For Sirius XM, the royalty rate for sound recordings has been set by the CRB. The revenue subject to royalty includes subscription revenue from Sirius XM Holdings' U.S. satellite digital audio radio subscribers, and advertising revenue from channels other than those channels that make only incidental performances of sound recordings. The rates and terms permit Sirius

XM to reduce the payment due each month for those sound recordings that are separately licensed and sound recordings that are directly licensed from copyright owners and exclude from its revenue certain other items, such as royalties paid to Sirius XM for intellectual property, sales and use taxes, bad debt expense and generally revenue attributable to areas of Sirius XM's business that do not involve the use of copyrighted sound recordings.

Pandora has entered into direct license agreements with major and independent music labels and distributors for a significant majority of the sound recordings that stream on the Pandora ad-supported service, Pandora Plus and Pandora Premium. For sound recordings that Pandora streams and for which it has not entered into a direct license agreement with the sound recording rights holders, the sound recordings are streamed pursuant to the statutory royalty rates set by the CRB. Pandora pays royalties to owners of sound recordings on either a per-performance fee based on the number of sound recordings transmitted or a percentage of revenue associated with the applicable service. Certain of these agreements also require Pandora to pay a per subscriber minimum amount.

Programming Costs

Programming costs which are for a specified number of events are amortized on an event-by-event basis; programming costs which are for a specified season or include programming through a dedicated channel are amortized over the season or period on a straight-line basis. Sirius XM Holdings allocates a portion of certain programming costs which are related to sponsorship and marketing activities to selling, general and administrative expense on a straight-line basis over the term of the agreement.

Cost of Formula 1 Revenue

Cost of Formula 1 revenue consists of team payments, costs of promoting, organizing and delivering the Las Vegas Grand Prix, hospitality costs, which are principally related to catering and other aspects of the production and delivery of hospitality offerings at the Las Vegas Grand Prix and the Paddock Club at other Events, and costs incurred in the provision and sale of freight, travel and logistical services. Other costs of Formula 1 revenue also include sponsorship and digital product sales' commissions, circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Events, including the right to sell advertising, hospitality and support race opportunities, annual Federation Internationale de l'Automobile ("FIA") regulatory fees, Formula 2 and Formula 3 cars, parts and maintenance services, costs related to the new F1 Academy series, television production and post-production services, advertising production services and digital and social media activities. These costs are largely variable in nature and typically relate directly to revenue opportunities.

Subscriber Acquisition Costs

Subscriber acquisition costs consist of costs incurred to acquire new subscribers which include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to Sirius XM service in the sale or lease price of a new vehicle; subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; product warranty obligations; freight; and provisions for inventory allowance attributable to inventory consumed in Sirius XM Holdings' automotive and retail distribution channels. Subscriber acquisition costs do not include advertising costs, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios.

Subsidies paid to radio manufacturers and automakers are expensed upon installation, shipment, receipt of product or activation and are included in subscriber acquisition costs because Sirius XM Holdings is responsible for providing the service to the customers. Commissions paid to retailers and automakers are expensed upon either the sale or activation of radios. Chipsets that are shipped to radio manufacturers and held on consignment are recorded as inventory and expensed as subscriber acquisition costs when placed into production by radio manufacturers. Costs for chipsets are expensed as subscriber acquisition costs when the automaker confirms receipt.

Advertising Costs

Advertising expense aggregated $449 million, $537 million and $532 million for the years ended December 31, 2023, 2022 and 2021, respectively. Advertising costs are primarily attributable to costs incurred by Sirius XM Holdings. Media-related advertising costs are expensed when advertisements air, and advertising production costs are expensed as incurred. Advertising production costs include expenses related to marketing and retention activities, including expenses related to direct mail, outbound telemarketing and email communications. Sirius XM Holdings also incurs advertising production costs related to cooperative marketing and promotional events and sponsorships. These costs are reflected in the selling, general and administrative expenses line in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 14, Liberty has granted to its directors, employees and employees of its subsidiaries restricted stock ("RSAs"), restricted stock units ("RSUs") and options to purchase shares of Liberty common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award).

Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Cost of Sirius XM Holdings services:			
Programming and content.	$ 34	34	33
Customer service and billing	5	6	6
Other	6	6	6
Other operating expense	46	39	36
Selling, general and administrative	141	152	175
	$ 232	237	256

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

Earnings Attributable to Liberty Stockholders Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented, including any necessary adjustments to earnings (loss) attributable to shareholders.

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40)* ("ASU 2020-06") which removes the separation models for convertible debt with cash conversion or beneficial conversion features and also requires the application of the if-converted method for calculating diluted earnings per share as the treasury stock method is no longer permitted for convertible instruments. The Company adopted ASU 2020-06 as of January 1, 2022 using the modified retrospective approach, which does not require retrospective adjustment of prior period EPS, and recorded an immaterial cumulative effect adjustment to retained earnings upon adoption. The adoption of ASU 2020-06 decreased diluted earnings attributable to Liberty SiriusXM stockholders per common share by $0.27 per share and decreased diluted earnings attributable to Liberty Formula One stockholders per common share by $0.06 per share for the year ended December 31, 2022.

Series A, Series B and Series C Liberty SiriusXM Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2023, 2022 and 2021 are 26 million, 25 million and 19 million potentially dilutive shares of Liberty SiriusXM common stock, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2023	**2022**	**2021**
	number of shares in millions		
Basic WASO	327	328	335
Potentially dilutive shares (a)	16	17	2
Diluted WASO (b)	343	345	337

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Liberty SiriusXM Group are reported since the result would be antidilutive.

(b) For periods in which share settlement of the 2.125% Exchangeable Senior Debentures due 2048 and 2.75% Exchangeable Senior Debentures due 2049, which could have been settled in shares of Series C Liberty SiriusXM common stock, and 3.75% Convertible Senior Notes due 2028, which may be settled in shares of Series A Liberty SiriusXM common stock, is dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instruments during the period, net of tax where appropriate. As disclosed in note 9, the settlement of the 2.125% Exchangeable Senior Debentures due 2048 changed to solely cash, pursuant to a supplemental indenture entered into during February 2023. Accordingly, the impact of share settlement of the 2.125% Exchangeable Senior Debentures due 2048 was considered for purposes of calculating diluted WASO prior to the execution of the supplemental indenture.

Additionally, a hypothetical mark to market adjustment on the shares of Series A Liberty SiriusXM common stock included in the Securities Basket (as defined in note 9) underlying the warrants was included in the numerator adjustment in periods in which cash settlement of the warrants would have been more dilutive than share settlement.

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Basic earnings (loss) attributable to Liberty SiriusXM stockholders	$ 829	1,292	599
Adjustments	1	(31)	—
Diluted earnings (loss) attributable to Liberty SiriusXM stockholders	$ 830	1,261	599

Series A, Series B and Series C Liberty Formula One Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2023, 2022 and 2021 are 4 million, 6 million and 5 million potentially dilutive shares of Liberty Formula One common stock, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2023	**2022**	**2021**
	number of shares in millions		
Basic WASO	234	233	232
Potentially dilutive shares (a)	6	11	8
Diluted WASO (b)	240	244	240

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Formula One Group are reported since the result would be antidilutive.

(b) As described in note 2, the Liberty SiriusXM Group's intergroup interest in the Formula One Group was settled and extinguished on July 12, 2023. The intergroup interest was a quasi-equity interest which was not represented by outstanding shares of common stock; rather, the Liberty SiriusXM Group had an attributed value in the Formula One Group which is generally stated in terms of a number of shares of stock issuable to the Liberty SiriusXM Group with respect to its interest in the Formula One Group. Each reporting period, the notional shares representing the intergroup interest were marked to fair value. As the notional shares underlying the intergroup interest were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty Formula One common stock. However, Liberty assumed that the notional shares (if and when issued) would be comprised of Series A Liberty Formula One common stock since Series A Liberty Formula One common stock underlie the Convertible Notes. Therefore, the market price of Series A Liberty Formula One common stock was used for the quarterly mark-to-market adjustment through the unaudited attributed consolidated statements of operations. The notional shares representing the intergroup interest had no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interest were included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interest is dilutive, an adjustment was also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interest to fair value during the period.

For periods in which share settlement of the 2.25% Convertible Senior Notes due 2027, which may be settled in shares of Series C Liberty Formula One common stock, is dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instrument during the period, net of tax where appropriate. Additionally, an adjustment was also made to the numerator for a hypothetical mark to market adjustment on the shares of Series A Liberty Formula One common stock included in the Securities Basket (as defined in note 9) underlying the warrants in periods in which cash settlement would be more dilutive than share settlement.

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Basic earnings (loss) attributable to Liberty Formula One stockholders	$ 185	558	(190)
Adjustments	(37)	(34)	112
Diluted earnings (loss) attributable to Liberty Formula One stockholders	$ 148	524	(78)

Series A, Series B and Series C Liberty Live Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the period from August 3, 2023 to December 31, 2023 are 1 million potentially dilutive shares of Liberty Live common stock, because their inclusion would be antidilutive.

	August 4, 2023 to December 31, 2023
	number of shares in millions
Basic WASO	92
Potentially dilutive shares (a)	—
Diluted WASO (b)	92

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Liberty Live Group are reported since the result would be antidilutive.

(b) A hypothetical mark-to-market adjustment on the shares of Series A Liberty Live common stock included in the Securities Basket (as defined in note 9) underlying the warrants was included in the numerator adjustment in periods in which cash settlement of the warrants would have been more dilutive than share settlement.

	August 4, 2023 to December 31, 2023
	amounts in millions
Basic earnings (loss) attributable to Liberty Live stockholders	$ (142)
Adjustments	—
Diluted earnings (loss) attributable to Liberty Live stockholders	$ (142)

Series A, Series B and Series C Liberty Braves Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2023, 2022 and 2021 are 7 million, 10 million and 2 million potentially dilutive shares of Liberty Braves common stock, respectively, because their inclusion would be antidilutive.

	January 1, 2023 to July 18, 2023	Years ended December 31, 2022	2021
	number of shares in millions		
Basic WASO	53	53	52
Potentially dilutive shares (a)	1	—	10
Diluted WASO (b)	54	53	62

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Braves Group are reported since the result would be antidilutive.

(b) As described in note 2, the intergroup interests in the Braves Group held by the Formula One Group and the Liberty SiriusXM Group were settled and extinguished in connection with the Split-Off. The intergroup interests were quasi-equity interests that were not represented by outstanding shares of common stock; rather, the Formula One Group and the Liberty SiriusXM Group had attributed values in the Braves Group which are generally stated in terms of a number of shares of stock issuable to the Formula One Group and the Liberty SiriusXM Group with respect to their interests in the Braves Group. Each reporting period, the notional shares representing the intergroup interests were marked to fair value. As the notional shares underlying the intergroup interests were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock since Series A Liberty Braves common stock was underlying the Convertible Notes. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock were historically used for the quarterly mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the unaudited attributed consolidated statements of operations. During the second quarter of 2023, Liberty determined that, in connection with the Split-Off, shares of ABH Series C common stock would be used to settle and extinguish the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group. Following such determination, the market price of Series C Liberty Braves common stock was used for the mark-to-market adjustment for the intergroup interest held by the Liberty SiriusXM Group.

The notional shares representing the intergroup interests had no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interests were included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interests were dilutive, an adjustment was also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interests to fair value during the period. Additionally, prior to the Split-Off, a hypothetical mark-to-market adjustment on the shares of Series A Liberty Braves common stock included in the Securities Basket (as defined in note 9) underlying the warrants was included in the numerator adjustment in periods in which cash settlement of the warrants would be more dilutive than share settlement.

Additionally, a hypothetical mark to market adjustment on the shares of Series A Liberty Braves common stock included in the Securities Basket (as defined in note 9) underlying the warrants was included in the numerator adjustment in periods in which cash settlement of the warrants would be more dilutive than share settlement.

	January 1, 2023 to July 18, 2023	Years ended December 31, 2022	2021
	amounts in millions		
Basic earnings (loss) attributable to Liberty Braves stockholders	$ (111)	(35)	(11)
Adjustments	—	—	31
Diluted earnings (loss) attributable to Liberty Braves stockholders	$ (111)	(35)	20

Reclasses and Adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurement of non-financial instruments, (ii) accounting for income taxes and (iii) the determination of the useful life of Sirius XM Holdings' broadcast/transmission system to be its most significant estimates.

The Company holds investments that are accounted for using the equity method. The Company does not control the decision making process or business management practices of these affiliates. Accordingly, the Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on the Company's consolidated financial statements.

Recent Accounting Pronouncements

In March 2023, the FASB issued Accounting Standards Update 2023-02, *Investments - Equity Method Investments and Joint Ventures* ("ASU 2023-02"), to allow reporting entities to elect to apply the proportional amortization method on a tax-credit-program by tax-credit-program basis to account for tax equity investments that generate income tax credits. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the income statement as a component of income tax (expense) benefit. ASU 2023-02 is effective for fiscal years beginning after December 15, 2023, including interim periods within those years, and early adoption is permitted. The Company plans to adopt ASU 2023-02 on January 1, 2024 on a modified retrospective basis. The Company is in the process of evaluating the impact of ASU 2023-02 on its consolidated financial statements. The Company does not expect the adoption of ASU 2023-02 on our existing investments to materially impact our financial position or results of operations. Sirius XM Holdings intends to apply the proportional amortization method to a tax equity investment that it made subsequent to December 31, 2023. Sirius XM Holdings expects to record an asset for its initial investment and unfunded future commitments and a corresponding liability for the unfunded future commitments. The asset will be amortized in proportion to the income tax benefits received.

In November 2023, the FASB issued Accounting Standards Update 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the disclosure requirements related to ASU 2023-07.

In December 2023, the FASB issued Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires more detailed income tax disclosures. ASU 2023-09 requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the disclosure requirements related to ASU 2023-09.

(4) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Cash paid for acquisitions:			
Fair value of assets acquired	$ —	25	(1)
Intangibles not subject to amortization	(1)	98	30
Intangibles subject to amortization	—	20	—
Net liabilities assumed	—	(4)	(11)
Deferred tax liabilities	1	(3)	(1)
Fair value of equity consideration	—	—	(3)
Cash paid (received) for acquisitions, net of cash acquired	$ —	136	14
Cash paid for interest, net of amounts capitalized	$ 738	656	607
Cash paid for income taxes, net	$ 203	168	97
Non-cash investing and financing activities:			
Settlement of debt obligations with equity securities	$ 61	—	—
Stock repurchased by subsidiary not yet settled	$ —	8	11

The following table reconciles cash and cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Cash and cash equivalents	$ 2,019	2,246	2,814
Restricted cash included in other current assets	—	22	88
Restricted cash included in other assets.....................................	9	8	22
Total cash, cash equivalents and restricted cash at end of period	$ 2,028	2,276	2,924

(5) Restructurings

During the year ended December 31, 2023, Sirius XM Holdings initiated measures to pursue greater efficiency and to realign its business and focus on strategic priorities. As part of these measures, Sirius XM Holdings reduced the size of its workforce by approximately 475 roles, or 8%, and recorded a charge of $34 million during the year ended December 31, 2023, primarily related to severance and other related costs. Sirius XM Holdings also recorded impairments of $15 million during the year ended December 31, 2023, primarily related to terminated software projects. In addition, Sirius XM Holdings vacated two of its leased locations and recorded impairments of $12 million to reduce the carrying value of the related right of use assets to their estimated fair value and accrued expenses of $3 million for which it will not recognize any future economic benefits during the year ended December 31, 2023. These charges were recorded to impairment, restructuring and acquisition costs, net of recoveries in the consolidated statements of operations.

During the years ended December 31, 2022 and 2021, Sirius XM Holdings evaluated its office space needs and, as a result of such analyses, vacated certain office spaces. Sirius XM Holdings assessed the recoverability of the carrying value of the operating lease right of use assets related to these locations and recorded impairments of $16 million and $18 million during the years ended December 31, 2022 and 2021, respectively, to reduce the carrying values of the operating lease right of use assets to their respective fair values. The fair values of the assets were determined using a discounted cash flow model based on Sirius XM Holdings management's assumptions regarding the ability to sublease the locations and the remaining term of the leases. In addition, during the year ended December 31, 2022, Sirius XM Holdings wrote off $5 million of property and equipment located at the impaired office spaces and during the year ended December 31, 2021, Sirius XM Holdings accrued expenses of $6 million for which it will not recognize any future economic benefits and wrote off leasehold improvements of $1 million. These charges were recorded to impairment, restructuring and acquisition costs in the consolidated statement of operations for the years ended December 31, 2022 and 2021.

Separately, during the year ended December 31, 2022, Sirius XM Holdings performed an analysis surrounding initiatives that it is no longer pursuing and recorded an impairment of $43 million associated with terminated software projects and an impairment of $6 million related to personnel severance. In addition, Sirius XM Holdings sold real estate as part of an evaluation of its property needs and recognized a $4 million gain on the sale during the year ended December 31, 2022. These costs and gain on the real estate sale are included in impairment, restructuring and acquisition costs, net of recoveries in the consolidated statements of operations for the year ended December 31, 2022.

(6) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

Liberty's assets and liabilities measured at fair value are as follows:

	December 31, 2023			December 31, 2022		
		Quoted prices in active markets for identical assets	Significant other observable inputs		Quoted prices in active markets for identical assets	Significant other observable inputs
Description	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
			amounts in millions			
Cash equivalents	$ 1,142	1,142	—	2,026	2,026	—
Debt and equity securities. . .	$ 113	113	—	80	80	—
Financial instrument assets . .	$ 141	117	24	393	86	307
Debt	$ 3,059	—	3,059	3,331	—	3,331
Financial instrument liabilities.	$ 13	—	13	—	—	—

The majority of Liberty's Level 2 financial instruments are debt related instruments and derivative instruments. These assets and liabilities are not always traded publicly or not considered to be traded on "active markets," as defined in GAAP. The fair values for such instruments are derived from a typical model using observable market data as the significant inputs or a trading price of a similar asset or liability is utilized. The fair value of debt related instruments are based on quoted market prices but not considered to be traded on "active markets," as defined by GAAP. Accordingly, those debt and equity securities, financial instruments and debt or debt related instruments are reported in the foregoing table as Level 2 fair value. Debt and equity securities included in the table above are included in the Other assets line item in the consolidated balance sheets. As of December 31, 2023, financial instrument assets included in the table above are included in the Other assets line item in the consolidated balance sheets. As of December 31, 2022, $219 million and $174 million of financial instrument assets included in the table above are included in the Other current assets and Other assets line items, respectively, in the consolidated balance sheet. As of December 31, 2023, $8 million and $5 million of financial instrument liabilities included in the table above are included in the Other current liabilities and Other liabilities line items, respectively, in the consolidated balance sheet.

Realized and Unrealized Gains (Losses) on Financial Instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following (amounts in millions):

	Years ended December 31,		
	2023	2022	2021
Debt and equity securities.	$ 12	(7)	204
Debt measured at fair value (a).	(259)	717	(886)
Change in fair value of bond hedges (b)	(114)	(236)	193
Other.	38	125	38
	$ (323)	599	(451)

(a) The Company elected to account for its exchangeable senior debentures and convertible notes using the fair value option. Changes in the fair value of the exchangeable senior debentures and convertible notes recognized in the consolidated statements of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the exchangeable senior debentures and cash convertible notes attributable to changes in the instrument specific credit risk was a gain of $18 million, loss of $4 million and loss of $107 million for the years ended December 31, 2023, 2022 and 2021, respectively. During the year ended December 31, 2023, the Company recognized $18 million of previously unrecognized gains related to the retirement of the 1% Convertible Notes (defined below), the 2.125% Exchangeable Senior Debentures due 2048, the Convertible Notes and the 0.5% Exchangeable Senior Debentures due 2050, which was recognized through other, net in the consolidated statements of operations. The cumulative change since issuance was a gain of $64 million as of December 31, 2023, net of the recognition of previously unrecognized gains and losses.

(b) Contemporaneously with the issuance of the Convertible Notes, Liberty entered into privately negotiated cash convertible note hedges, which were expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes. The bond hedges were marked to market based on the trading price of underlying securities and other observable market data as the significant inputs (Level 2). See note 9 for additional discussion of the Convertible Notes and the bond hedges.

(7) Investments in Affiliates Accounted for Using the Equity Method

Liberty has various investments accounted for using the equity method. The following table includes the Company's carrying amount and percentage ownership and market value (Level 1) of the more significant investments in affiliates at December 31, 2023, and the carrying amount at December 31, 2022:

	December 31, 2023			December 31, 2022
	Percentage ownership	Fair Value (Level 1)	Carrying amount	Carrying amount
		dollar amounts in millions		
Liberty SiriusXM Group				
Sirius XM Canada..........................	70%	$ NA	$ 611	597
Live Nation (a)		NA	NA	158
Other			104	68
Total Liberty SiriusXM Group			715	823
Formula One Group				
Other (a)...................................	various	NA	41	34
Total Formula One Group			41	34
Liberty Live Group				
Live Nation (a)	30%	6,519	307	NA
Other (a)...................................		NA	26	NA
Total Liberty Live Group..................			333	NA
Braves Group				
Other		NA	NA	95
Total Braves Group			NA	95
Consolidated Liberty			$ 1,089	952

(a)   Liberty's interests in Live Nation and certain other equity affiliates were reattributed to the Liberty Live Group effective August 3, 2023. Liberty's share of earnings (losses) related to these affiliates were reflected in the results of the Liberty SiriusXM Group and the Formula One Group prior to the Reclassification and are reflected in the results of the Liberty Live Group following the Reclassification.

The following table presents the Company's share of earnings (losses) of affiliates:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Liberty SiriusXM Group			
Sirius XM Canada	$ 2	—	4
Live Nation (a)	127	72	(235)
Other	(21)	(5)	(22)
Total Liberty SiriusXM Group	108	67	(253)
Formula One Group			
Other (a)	(4)	—	23
Total Formula One Group	(4)	—	23
Liberty Live Group			
Live Nation (a)	21	NA	NA
Other (a)	1	NA	NA
Total Liberty Live Group	22	NA	NA
Braves Group			
Other	12	32	30
Total Braves Group	12	32	30
Consolidated Liberty	$ 138	99	(200)

(a)   Liberty's interests in Live Nation and certain other equity affiliates were reattributed to the Liberty Live Group effective August 3, 2023.

Live Nation

Live Nation is considered the world's leading live entertainment company and seeks to innovate and enhance the live entertainment experience for artists and fans before, during and after the show.

Due to the impact of COVID-19, Live Nation recorded significant losses during the year ended December 31, 2021. In September 2021, Live Nation completed an offering of approximately 5.2 million shares of its common stock, resulting in a gain on dilution of our investment in Live Nation. See note 9 for details regarding the number and fair value of Live Nation common stock pledged as collateral pursuant to the margin loan secured by shares of Live Nation ("Live Nation Margin Loan") as of December 31, 2023.

Summarized financial information for Live Nation is as follows:

Consolidated Balance Sheets

	December 31,	
	2023	**2022**
	amounts in millions	
Current assets.	$ 9,578	8,160
Property, plant and equipment, net.	2,101	1,488
Intangible assets	1,539	1,419
Goodwill	2,691	2,529
Other assets	3,165	2,865
Total assets	$ 19,074	16,461
Current liabilities.	$ 9,960	8,303
Long-term debt, net.	5,459	5,283
Other liabilities	2,174	2,111
Redeemable noncontrolling interests.	894	670
Equity.	587	94
Total liabilities and equity	$ 19,074	16,461

Consolidated Statements of Operations

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Revenue	$ 22,749	16,681	6,268
Operating expenses:			
Direct operating expenses.	17,292	12,337	4,356
Selling, general and administrative expenses	3,557	2,956	1,755
Depreciation and amortization	517	450	416
Other operating expenses	317	206	159
	21,683	15,949	6,686
Operating income (loss)	1,066	732	(418)
Interest expense	(350)	(278)	(282)
Other income (expense), net	178	51	89
Earnings (loss) before income taxes	894	505	(611)
Income tax (expense) benefit	(160)	(96)	2
Net earnings (loss).	734	409	(609)
Less net earnings (loss) attributable to noncontrolling interests. . .	171	113	42
Net earnings (loss) attributable to Live Nation stockholders	$ 563	296	(651)

Sirius XM Canada

As of December 31, 2023, Sirius XM Holdings holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings, Inc. ("Sirius XM Canada"). Sirius XM Canada is accounted for as an equity method investment as Sirius XM Holdings does not have the ability to direct the most significant activities that impact Sirius XM Canada's economic performance.

On March 15, 2022, Sirius XM Holdings and Sirius XM Canada entered into an amended and restated services and distribution agreement, pursuant to which, the fee payable by Sirius XM Canada to Sirius XM Holdings was modified from a fixed percentage of revenue to a variable fee, based on a target operating profit for Sirius XM Canada. Such variable fee is evaluated annually based on comparable companies and is payable on a monthly basis, in arrears.

Sirius XM Holdings extended a loan to Sirius XM Canada. The principal amount outstanding on the loan was $8 million as of December 31, 2023.

Sirius XM Holdings had approximately $36 million and $42 million in related party current assets as of December 31, 2023 and 2022, respectively. At December 31, 2023, Sirius XM Holdings had approximately $8 million in related party liabilities, which are recorded in other current liabilities in the consolidated balance sheet. Sirius XM Holdings recorded approximately $104 million, $111 million and $101 million in revenue for the years ended December 31, 2023, 2022 and 2021, respectively, associated with these various agreements. Sirius XM Canada paid dividends to Sirius XM Holdings of $1 million, $9 million and $2 million during the years ended December 31, 2023, 2022 and 2021, respectively.

SoundCloud

In February 2020, Sirius XM Holdings completed a $75 million investment in Series G Membership Units of SoundCloud Holdings, LLC ("SoundCloud"). The Series G Units are convertible at the option of the holders at any time into shares of ordinary membership units of SoundCloud at a ratio of one ordinary membership unit for each Series G Unit. The investment in SoundCloud is accounted for as an equity method investment as Sirius XM Holdings does not have the ability to direct the most significant activities that impact SoundCloud's economic performance.

In addition to Sirius XM Holdings' investment in SoundCloud, Pandora has an agreement with SoundCloud to be its exclusive ad sales representative in the U.S. and certain European countries. Through this arrangement, Pandora offers advertisers the ability to execute campaigns in the U.S. across the Pandora and SoundCloud platforms. Sirius XM Holdings recorded revenue share expense related to this agreement of $54 million, $55 million and $60 million during years ended December 31, 2023, 2022 and 2021, respectively. Sirius XM Holdings also had related party liabilities of $20 million and $19 million as of December 31, 2023 and 2022, respectively, related to this agreement.

(8) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	Sirius XM Holdings	Formula 1	Other	Total
		amounts in millions		
Balance at January 1, 2022	$ 15,112	3,956	180	19,248
Acquisitions (a)	97	—	—	97
Other	—	—	(4)	(4)
Balance at December 31, 2022	15,209	3,956	176	19,341
Split-Off	—	—	(176)	(176)
Balance at December 31, 2023	$ 15,209	3,956	—	19,165

(a) During January 2022 and May 2022, Sirius XM Holdings completed immaterial acquisitions for total cash consideration of approximately $136 million.

Other Intangible Assets Not Subject to Amortization

Other intangible assets not subject to amortization, not separately disclosed, are trademarks ($1,242 million) at December 31, 2023 and 2022 and franchise rights owned by Braves Holdings ($124 million) as of December 31, 2022. We identified these assets as indefinite life intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are used and the effects of obsolescence on their use. Sirius XM Holdings' Federal Communications Commission ("FCC") licenses for its Sirius satellites expire in 2025 and 2030 and the FCC licenses for its XM satellites expire in 2026 and 2029. Prior to expiration, Sirius XM Holdings is required to apply for a renewal of its FCC licenses. The renewal and extension of its licenses is reasonably certain at minimal cost, which is expensed as incurred. Each of the FCC licenses authorizes Sirius XM Holdings to use the broadcast spectrum, which is a renewable, reusable resource that does not deplete or exhaust over time.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	December 31, 2023			December 31, 2022		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	amounts in millions					
FIA Agreement	$ 3,630	(1,304)	2,326	3,630	(1,125)	2,505
Customer relationships	3,054	(2,180)	874	3,054	(1,936)	1,118
Licensing agreements	317	(243)	74	359	(272)	87
Other	2,512	(1,914)	598	2,191	(1,613)	578
Total	$ 9,513	(5,641)	3,872	9,234	(4,946)	4,288

The FIA Agreement is amortized over 35 years, customer relationships are amortized over 10-15 years and licensing agreements are amortized over 15 years. Amortization expense was $760 million, $782 million and $802 million for the years ended December 31, 2023, 2022 and 2021, respectively. Based on its amortizable intangible assets as of December 31, 2023, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions):

2024	$	627
2025	$	575
2026	$	413
2027	$	279
2028	$	202

Impairments

As of December 31, 2023, accumulated goodwill impairment losses for Liberty totaled $956 million and related entirely to the Sirius XM Holdings reportable segment.

(9) Debt

Debt is summarized as follows:

	Outstanding Principal December 31, 2023	Carrying value December 31, 2023	Carrying value December 31, 2022
		amounts in millions	
Liberty SiriusXM Group			
Corporate level notes and loans:			
1.375% Cash Convertible Senior Notes due 2023 (1)	$ —	—	968
3.75% Convertible Senior Notes due 2028 (1)	575	688	—
2.125% Exchangeable Senior Debentures due 2048 (1)	—	—	382
2.75% Exchangeable Senior Debentures due 2049 (1)	586	574	559
0.5% Exchangeable Senior Debentures due 2050 (1)	—	—	920
Sirius XM Holdings Margin Loan	695	695	875
Live Nation Margin Loan	NA	NA	—
Subsidiary notes and loans:			
Sirius XM 3.125% Senior Notes due 2026	1,000	994	992
Sirius XM 5.0% Senior Notes due 2027	1,500	1,494	1,492
Sirius XM 4.0% Senior Notes due 2028	2,000	1,985	1,982
Sirius XM 5.50% Senior Notes due 2029	1,250	1,241	1,240
Sirius XM 4.125% Senior Notes due 2030	1,500	1,488	1,487
Sirius XM 3.875% Senior Notes due 2031	1,500	1,487	1,485
Pandora 1.75% Convertible Senior Notes due 2023	—	—	193
Sirius XM Senior Secured Revolving Credit Facility	—	—	80
Sirius XM Incremental Term Loan	500	500	500
Deferred financing costs		(9)	(12)
Total Liberty SiriusXM Group	11,106	11,137	13,143
Formula One Group			
Corporate level notes and loans:			
1% Cash Convertible Notes due 2023 (1)	—	—	44
2.25% Convertible Senior Notes due 2027 (1)	475	480	458
Other	58	58	63
Subsidiary notes and loans:			
Senior Loan Facility	2,407	2,377	2,389
Deferred financing costs		(9)	(7)
Total Formula One Group	2,940	2,906	2,947
Liberty Live Group			
Corporate level notes and loans:			
0.5% Exchangeable Senior Debentures due 2050 (1)	62	69	NA
2.375% Exchangeable Senior Debentures due 2053 (1)	1,150	1,248	NA
Live Nation Margin Loan	—	—	NA
Total Liberty Live Group	1,212	1,317	NA
Braves Group (2)			
Subsidiary notes and loans:			
Notes and loans	—	—	546
Deferred financing costs		—	(4)
Total Braves Group	—	—	542
Total debt	$ 15,258	15,360	16,632
Debt classified as current		(1,180)	(1,679)
Total long-term debt		$ 14,180	14,953

---

(1) Measured at fair value

(2) Debt attributed to the Braves Group was included in Split-Off of ABH, as described in note 2.

1.375% Cash Convertible Senior Notes due 2023

On October 17, 2013, Liberty issued $1 billion aggregate principal amount of the Convertible Notes. Interest on the Convertible Notes was payable semi-annually in arrears on April 15 and October 15 of each year at a rate of 1.375% per annum. The consideration due upon conversion of the Convertible Notes was based on the product of the conversion rate specified in the indenture and the underlying basket of Liberty tracking stocks (the "Securities Basket"). Since the date of issuance, the conversion adjustment and other provisions of the indenture were amended to give effect to certain transactions, including the Split-Off, the Formula One Distribution and the Reclassification, each described in note 2. The Convertible Notes were settled solely in cash, and not through the delivery of any securities. During the years ended December 31, 2023 and 2022, Liberty paid approximately $882 million and $284 million, respectively, to repurchase approximately $790 million and $210 million aggregate principal amount of the Convertible Notes, respectively. Liberty elected to account for the Convertible Notes using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value. The Convertible Notes matured on October 15, 2023 and were classified as a current liability as of December 31, 2022 in the accompanying consolidated balance sheets.

Additionally, contemporaneously with the issuance of the Convertible Notes, Liberty entered into a bond hedge transaction (the "Bond Hedge Transaction"). The Bond Hedge Transaction was expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the components of the Securities Basket, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, was greater than the strike price of the components of the Securities Basket. During the years ended December 31, 2023 and 2022, Liberty received approximately $104 million and $72 million, respectively, for the settlement of the portion of the bond hedge related to the repurchase of Convertible Notes described above. The bond hedge expired on October 15, 2023 and was included in Other current assets as of December 31, 2022 in the accompanying consolidated balance sheets, with changes in the fair value recorded as unrealized gains (losses) on financial instruments in the accompanying consolidated statements of operations.

Concurrently with the Convertible Notes and Bond Hedge Transaction, Liberty also entered into separate privately negotiated warrant transactions under which Liberty sold warrants relating to the same underlying shares of the Convertible Notes and Bond Hedge Transaction, subject to anti-dilution adjustments. Liberty could elect to settle its delivery obligation under the warrant transactions with cash. During the years ended December 31, 2023 and 2022, Liberty paid approximately $51 million and $45 million, respectively, for the settlement of the portion of the obligation under the warrants related to the repurchase of Convertible Notes described above.

The Convertible Notes, Bond Hedge Transaction and warrants were attributed to the Liberty SiriusXM Group.

1% Cash Convertible Notes due 2023

On January 23, 2017, Liberty issued $450 million cash convertible notes at an interest rate of 1% per annum, which were convertible, under certain circumstances, into cash based on the trading prices of the underlying shares of Series C Liberty Formula One common stock and matured on January 30, 2023 (the "1% Convertible Notes"). The initial conversion rate for the notes was approximately 27.11 shares of Series C Liberty Formula One common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $36.89 per share of Series C Liberty Formula One common stock. The conversion of the 1% Convertible Notes was settled solely in cash, and not through the delivery of any securities. During the year ended December 31, 2022, Liberty paid approximately $630 million to repurchase approximately $359 million aggregate principal amount of the 1% Convertible Notes. In January 2023, Liberty paid approximately $47 million to settle the remaining 1% Convertible Notes.

2.25% Convertible Senior Notes due 2027

On August 12, 2022, Liberty issued $475 million convertible notes at an interest rate of 2.25% per annum, which, at Liberty's election, are convertible into cash, shares of Series C Liberty Formula One common stock or a combination of cash and shares of Series C Liberty Formula One common stock and mature on August 15, 2027. As of December 31, 2023, the conversion rate for the notes is approximately 12.0505 shares of Series C Liberty Formula One common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $82.98 per share of Series C Liberty Formula One common stock. The notes are attributed to the Formula One Group. Liberty has elected to account for the notes using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

3.75% Convertible Senior Notes due 2028

On March 10, 2023, Liberty issued $575 million convertible notes at an interest rate of 3.75% per annum, which, at Liberty's election, are convertible into cash, shares of Series A Liberty SiriusXM common stock or a combination of cash and shares of Series A Liberty SiriusXM common stock and mature on March 15, 2028. As of December 31, 2023, the conversion rate for the notes is approximately 35.4563 shares of Series A Liberty SiriusXM common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $28.20 per share of Series A Liberty SiriusXM common stock. The notes are attributed to the Liberty SiriusXM Group. Liberty has elected to account for the notes using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

2.125% Exchangeable Senior Debentures due 2048

On March 6, 2018, Liberty closed a private offering of approximately $400 million aggregate principal amount of its 2.125% exchangeable senior debentures due 2048 (the "2.125% Exchangeable Senior Debentures due 2048"). Upon an exchange of debentures, pursuant to a supplemental indenture entered into in February 2023, Liberty could deliver solely cash to satisfy its exchange obligations. The number of shares of Sirius XM Holdings common stock attributable to a debenture represented an initial exchange price of approximately $8.02 per share. A total of approximately 49.9 million shares of Sirius XM Holdings common stock were attributable to the debentures. Interest was payable quarterly on March 31, June 30, September 30 and December 31 of each year. The debentures could be redeemed by Liberty, in whole or in part, on or after April 7, 2023. Holders of the debentures also had the right to require Liberty to purchase their debentures on April 7, 2023. Accordingly, the 2.125% Exchangeable Senior Debentures due 2048 are classified as a current liability in the consolidated balance sheet as of December 31, 2022. During the year ended December 31, 2023, Liberty paid approximately $387 million to repurchase the remaining $387 million aggregate principal amount of the debentures. The debentures were attributed to the Liberty SiriusXM Group. Liberty elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

2.75% Exchangeable Senior Debentures due 2049

On November 26, 2019, Liberty closed a private offering of approximately $604 million aggregate principal amount of its 2.75% exchangeable senior debentures due 2049 (the "2.75% Exchangeable Senior Debentures due 2049"). Upon an exchange of debentures, Liberty, at its option, may deliver Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock, cash or a combination of Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock and/or cash. The number of shares of Sirius XM Holdings common stock attributable to a debenture represents an initial exchange price of approximately $8.62 per share. A total of approximately 70 million shares of Sirius XM Holdings common stock are attributable to the debentures. Interest is payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing March 1, 2020. The debentures may be redeemed by Liberty, in whole or in part, on or after December 1, 2024. Holders of the debentures also have the right to require Liberty to purchase their debentures on December 1, 2024. Accordingly, the 2.75% Exchangeable Senior Debentures due 2049 are classified as a current liability in the consolidated balance sheet as of December 31, 2023. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The debentures are attributed to the Liberty SiriusXM Group. Liberty has elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

0.5% Exchangeable Senior Debentures due 2050

In November 2020, Liberty closed a private offering of approximately $920 million aggregate principal amount of its 0.5% exchangeable senior debentures due 2050 (the "0.5% Exchangeable Senior Debentures due 2050"). Upon an exchange of debentures, Liberty, at its option, may deliver Live Nation common stock, cash or a combination of Live Nation common stock and/or cash. The number of shares of Live Nation common stock attributable to a debenture represents an initial exchange price of approximately $90.10 per share. Interest is payable quarterly on March 1, June 1, September 1 and December 1 of each year, commencing March 1, 2021. The debentures may be redeemed by Liberty, in whole or in part, on or after September 1, 2024. Holders of the debentures also have the right to require Liberty to purchase their debentures on September 1, 2024. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. During the year ended December 31, 2023, Liberty paid approximately $918 million to repurchase $858 million aggregate principal amount of the debentures. As of December 31, 2023, approximately 1 million shares of Live Nation common stock are attributable to the debentures. Liberty elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value. On August 3, 2023, in connection with the Reclassification, as described in note 2, the debentures were reattributed from the Liberty SiriusXM Group to the Liberty Live Group.

2.375% Exchangeable Senior Debentures due 2053

In September 2023, Liberty closed a private offering of approximately $1.15 billion aggregate principal amount of its 2.375% exchangeable senior debentures due 2053 (the "2.375% Exchangeable Senior Debentures due 2053"). Upon an exchange of debentures, Liberty, at its option, may deliver Live Nation common stock, cash or a combination of Live Nation common stock and/or cash. The number of shares of Live Nation common stock attributable to a debenture represents an initial exchange price of approximately $104.91 per share. A total of approximately 11 million shares of Live Nation common stock are attributable to the debentures. Interest is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2023. The debentures may be redeemed by Liberty, in whole or in part, on or after September 30, 2028. Holders of the debentures also have the right to require Liberty to purchase their debentures on September 30, 2028. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The debentures are attributed to the Liberty Live Group. Liberty elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

Margin Loans

Sirius XM Holdings Margin Loan

In February 2021, Liberty Siri MarginCo, LLC ("Siri MarginCo"), a wholly-owned subsidiary of Liberty, borrowed $125 million pursuant to an amendment to its margin loan agreement secured by shares of Sirius XM Holdings common stock (the "Sirius XM Holdings Margin Loan") that was comprised of an $875 million term loan and an $875 million revolving line of credit. The term loan and any drawn portion of the revolver carried an interest rate of LIBOR plus 2.00% with the undrawn portion carrying a fee of 0.50%. In March 2023, Siri MarginCo amended the Sirius XM Holdings Margin Loan, increasing the revolving line of credit to $1,075 million, extending the maturity to March 2026 and changing the interest rate to the Secured Overnight Financing Rate ("SOFR") plus 2.25%. During the year ended December 31, 2023, Siri MarginCo repaid $180 million of borrowings outstanding under the term loan. Borrowings outstanding under the Sirius XM Holdings Margin Loan bore interest at a rate of 7.60% and 6.73% per annum at December 31, 2023 and 2022, respectively. As of December 31, 2023, availability under the Sirius XM Holdings Margin Loan was $1,075 million. As of December 31, 2023, 1.0 billion shares of the Company's Sirius XM Holdings common stock with a value of $5,470 million were held in collateral accounts related to the Sirius XM Holdings Margin Loan. The margin loan contains various affirmative and negative covenants that restrict the activities of the borrower. The margin loan does not include any financial covenants.

Live Nation Margin Loan

On November 9, 2020, LMC LYV, a wholly owned subsidiary of Liberty, amended the Live Nation Margin Loan agreement, reducing the borrowing capacity to $200 million, increasing the interest rate to LIBOR plus 2.0% and decreasing the undrawn commitment fee to 0.5% per annum. On December 3, 2021, the margin loan was amended, increasing the borrowing capacity to $400 million. On May 9, 2022, the margin loan was amended, replacing the delayed draw term loan with a $400 million revolving line of credit and changing the interest rate to the Adjusted Term SOFR plus Term SOFR Adjustment (0.1%) plus 2.0%. On September 5, 2023, the Live Nation Margin Loan agreement was amended to, among other things, extend the maturity date to September 9, 2026 and change the interest rate to Term SOFR plus 2%. Interest on the margin loan is payable on the last business day of each calendar quarter. As of December 31, 2023, availability under the Live Nation Margin Loan was $400 million. As of December 31, 2023, 9.0 million shares of the Company's Live Nation common stock with a value of $840 million were pledged as collateral to the loan. The Live Nation Margin Loan contains various affirmative and negative covenants that restrict the activities of the borrower. The loan agreement does not include any financial covenants. On August 3, 2023, in connection with the Reclassification, as described in note 2, the Live Nation Margin Loan was reattributed from the Liberty SiriusXM Group to the Liberty Live Group.

Sirius XM Holdings Senior Notes

Sirius XM 3.125% Senior Notes Due 2026 and Sirius XM 3.875% Senior Notes Due 2031

In August 2021, Sirius XM Holdings issued $1.0 billion aggregate principal amount of 3.125% Senior Notes due 2026 (the "3.125% Notes") and $1.5 billion aggregate principal amount of 3.875% Senior Notes due 2031 (the "3.875% Notes"). Interest on the 3.125% Notes and 3.875% Notes is payable semi-annually on March 1 and September 1. The 3.125% Notes mature on September 1, 2026 and the 3.875% Notes mature on September 1, 2031. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 5.00% Senior Notes due 2027

In July 2017, Sirius XM Holdings issued $1.5 billion aggregate principal amount of 5.00% Senior Notes due 2027 (the "5.00% Notes"). Interest is payable semi-annually in arrears on February 1 and August 1. The 5.00% Notes will mature on August 1, 2027. The 5.00% notes are recorded net of the remaining unamortized discount. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 4.0% Senior Notes Due 2028

In June 2021, Sirius XM issued $2.0 billion aggregate principal amount of 4.0% Senior Notes due 2028 (the "4.0% Notes"). Interest is payable semi-annually in arrears on January 15 and July 15 of each year at a rate of 4.0% per annum. The 4.0% Notes will mature on July 15, 2028. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 5.50% Senior Notes due 2029

In June 2019, Sirius XM Holdings issued $1.25 billion aggregate principal amount of 5.50% Senior Notes due 2029 (the "5.50% Notes"). Interest is payable semi-annually in arrears on January 1 and July 1 of each year at an annual rate of 5.50%. The 5.50% Notes will mature on July 1, 2029 and are recorded net of the remaining unamortized discount. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 4.125% Senior Notes due 2030

In June 2020, Sirius XM Holdings issued $1.5 billion aggregate principal amount of 4.125% Senior Notes due 2030 (the "4.125% Notes"). Interest is payable semi-annually in arrears on January 1 and July 1 of each year at an annual rate of 4.125%. The 4.125% Notes will mature on July 1, 2030 and are recorded net of the remaining unamortized discount. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Pandora 1.75% Convertible Senior Notes due 2023

Sirius XM Holdings acquired $193 million principal amount of the 1.75% Convertible Senior Notes due 2023 (the "Pandora Notes due 2023") as part of the Pandora acquisition in February 2019. Prior to the adoption of ASU 2020-06, as described in note 3, Sirius XM Holdings allocated the principal amount of the Pandora Notes due 2023 between the liability and equity components. Upon adoption of ASU 2020-06 on January 1, 2022, as further described in note 3, the separation model for convertible debt with cash conversion features was removed and, as a result, Sirius XM Holdings recorded an immaterial adjustment to the carrying value of the Pandora Notes due 2023 and a corresponding cumulative effect adjustment to retained earnings. During the year ended December 31, 2023, certain investors exercised their right to require a Special Repurchase, as defined in the indenture governing such notes, and Pandora repurchased $173 million principal amount of the Pandora Notes due 2023 with cash for an aggregate purchase price equal to 100% of the principal amount of the notes repurchased plus accrued and unpaid interest to the date of repurchase. In December 2023, Sirius XM Holdings retired the remaining $20 million outstanding principal amount of the Pandora Notes due 2023 at maturity with cash for 100% of the principal amount plus accrued and unpaid interest to the date of maturity.

Sirius XM Holdings Senior Secured Revolving Credit Facility and Incremental Term Loan

Sirius XM Holdings entered into a Senior Secured Revolving Credit Facility (the "Credit Facility") with a syndicate of financial institutions with a total borrowing capacity of $1,750 million which matures in August 2026. The Credit Facility is guaranteed by certain of Sirius XM Holdings' material domestic subsidiaries and is secured by a lien on substantially all of Sirius XM Holdings' assets and the assets of its material domestic subsidiaries. Interest on borrowings is payable on a monthly basis and, effective as of July 1, 2023, accrues at a rate based on SOFR plus an applicable rate. Borrowings outstanding under the Credit Facility bore interest at a rate of 5.89% per annum as of December 31, 2022. Sirius XM Holdings is required to pay a variable fee on the average daily unused portion of the Credit Facility which was 0.25% per annum as of December 31, 2023 and is payable on a quarterly basis. The Credit Facility contains customary covenants, including a maintenance covenant. Availability under the Credit Facility was $1,750 million as of December 31, 2023.

On April 11, 2022, Sirius XM Holdings entered into an amendment to the Credit Facility to incorporate an incremental term loan borrowing of $500 million which matures on April 11, 2024. Interest on the incremental term loan borrowing is based on SOFR plus an applicable rate. Borrowings outstanding under the incremental term loan bore interest at a rate of 6.49% and 5.36% per annum as of December 31, 2023 and 2022, respectively.

On January 26, 2024, Sirius XM entered into an amendment to the Credit Facility which provides for certain changes to the Credit Agreement, including the addition of a $1.1 billion incremental term loan.

Formula 1 Loans

On November 23, 2022, Formula 1 refinanced its previous $2.9 billion first lien Term Loan B and $500 million revolving credit facility with a new $725 million first lien Term Loan A, a refinanced $1.7 billion Term Loan B and a new $500 million revolving credit facility (collectively, the "Senior Loan Facility"). The Term Loan A and revolving credit facility mature on January 15, 2028 and the Term Loan B matures on January 15, 2030. As of December 31, 2023, there were no outstanding borrowings under the $500 million revolving credit facility. The margin for the Term Loan B, originally set at 3.25%, stepped down to 3.00% effective May 5, 2023, after a certain leverage test was met as of March 31, 2023. Formula 1 repriced the Term Loan B on October 4, 2023, reducing the margin to 2.25%. The margin for the Term Loan A and revolving credit facility is between 1.50% and 2.25% depending on leverage ratios, amongst other things, and was fixed at 1.75% for the first year and reduced to 1.5% effective November 24, 2023. The reference rate for the Term Loan A, Term Loan B and dollar borrowings under the revolving credit facility is Term SOFR. The interest rate on the Senior Loan Facility was approximately 7.38% and 7.12% as of December 31, 2023 and 2022, respectively. The Senior Loan Facility remains non-recourse to Liberty Media. The Senior Loan Facility is secured by share pledges and floating charges over Formula 1's primary operating companies with certain cross guarantees. Additionally, in order to manage the interest rate risk of its $2.4 billion Senior Loan Facility, Formula 1 had $2.1 billion of interest rate swaps that expired on December 31, 2023, and has $1.7 billion of interest rate swaps, effective December 31, 2023, with a termination date in December 2029 and an optional early termination date in December 2027.

Debt Covenants

The Sirius XM Holdings Credit Facility contains certain financial covenants related to Sirius XM Holdings' leverage ratio. The Formula 1 Senior Loan Facility contains certain financial covenants, including a leverage ratio. Additionally, Sirius XM Holdings' Credit Facility, Formula 1 debt and other borrowings contain certain non-financial covenants. As of December 31, 2023, the Company, Sirius XM Holdings and Formula 1 were in compliance with all debt covenants.

Fair Value of Debt

The fair values, based on quoted market prices of the same instruments but not considered to be active markets (Level 2), of Sirius XM Holdings' publicly traded debt securities, not reported at fair value, are as follows (amounts in millions):

	December 31, 2023
Sirius XM 3.125% Senior Notes due 2026	$ 932
Sirius XM 5.0% Senior Notes due 2027	$ 1,444
Sirius XM 4.0% Senior Notes due 2028	$ 1,827
Sirius XM 5.50% Senior Notes due 2029	$ 1,202
Sirius XM 4.125% Senior Notes due 2030	$ 1,326
Sirius XM 3.875% Senior Notes due 2031	$ 1,277

Due to the variable rate nature of the Credit Facility, margin loans and other debt, the Company believes that the carrying amount approximates fair value at December 31, 2023.

Five Year Maturities

The annual principal maturities of outstanding debt obligations for each of the next five years is as follows (amounts in millions):

2024	$ 542
2025	$ 43
2026	$ 1,756
2027	$ 2,069
2028	$ 3,085

(10) Leases

The Company and its subsidiaries lease business offices, satellite transponders and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease. The Company accounts for lease and non-lease components as a single component and does not recognize right-of-use assets or lease liabilities for short-term leases, which are those leases with a term of twelve months or less or leases with non-consecutive periods of use that total twelve months or less at the lease commencement date.

Our leases have remaining lease terms of 1 year to 19 years, some of which may include the option to extend for up to 5 years, and some of which include options to terminate the leases within 1 year.

The following table presents the components of lease expense:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Finance lease cost			
Depreciation of leased assets	$ 21	32	35
Interest on lease liabilities	3	5	6
Total finance lease cost	24	37	41
Operating lease cost	71	89	89
Short-term operating lease cost	67	—	—
Sublease income	(3)	(3)	(4)
Total lease cost	$ 159	123	126

The remaining weighted-average lease terms and the weighted average discount rates were as follows:

	2023	2022	2021
Weighted-average remaining lease term (years):			
Finance leases	3.0	24.4	27.7
Operating leases	7.3	8.2	8.4
Weighted-average discount rate:			
Finance leases	2.3%	4.5%	4.7%
Operating leases	5.2%	5.3%	5.2%

The following table presents supplemental balance sheet information related to leases:

	December 31,	
	2023	2022
	amounts in millions	
Operating leases:		
Operating lease right-of-use assets (1)	$ 315	344
Current operating lease liabilities (2)	$ 53	53
Operating lease liabilities (3)	323	349
Total operating lease liabilities	$ 376	402
Finance Leases:		
Property and equipment, at cost	$ 33	491
Accumulated depreciation	(12)	(181)
Property and equipment, net.	$ 21	310
Current finance lease liabilities (2)	$ 5	7
Finance lease liabilities (3)	10	117
Total finance lease liabilities	$ 15	124

(1) Included in Other assets in the consolidated balance sheet
(2) Included in Other current liabilities in the consolidated balance sheet
(3) Included in Other liabilities in the consolidated balance sheet

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 84	86	89
Financing cash flows for finance leases	$ 7	7	5
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 30	17	11

Future minimum payments under noncancelable operating leases and finance leases with initial terms of one year or more at December 31, 2023 consisted of the following:

	Finance leases	Operating leases
	amounts in millions	
2024	$ 4	69
2025	6	72
2026	5	64
2027	—	59
2028	—	52
Thereafter.	—	132
Total lease payments	15	448
Less: implied interest	0	72
Present value of lease liabilities	$ 15	376

The Company expects to pay $65 million in 2024, $69 million in 2025, $2 million in 2026 and $2 million in 2027 related to short-term leases that extend over multiple years.

(11) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Current:			
Federal	$ (111)	(77)	(26)
State and local	(57)	(50)	(51)
Foreign	(41)	(24)	(9)
	(209)	(151)	(86)
Deferred:			
Federal	(44)	(299)	(130)
State and local	8	(44)	84
Foreign	22	330	87
	(14)	(13)	41
Income tax benefit (expense)	$ (223)	(164)	(45)

The following table presents a summary of our domestic and foreign earnings (loss) before income taxes:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Domestic	$ 804	1,852	666
Foreign	381	341	123
Total	$ 1,185	2,193	789

Expected income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2023, 2022 and 2021 as a result of the following:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Computed expected tax benefit (expense)	$ (249)	(461)	(166)
State and local income taxes, net of federal income taxes	(64)	(76)	(58)
Foreign income taxes, net of foreign tax credit	11	27	34
Income tax reserves	28	12	140
Taxable dividends, net of dividends received deductions	(1)	(7)	(11)
Federal tax credits	95	25	55
Change in valuation allowance affecting tax expense	20	303	(135)
Change in tax rate	(1)	6	146
Stock-based compensation	(16)	26	36
Non-deductible executive compensation	(15)	(21)	(17)
Non-taxable gain / non-deductible (loss)	(35)	11	(76)
Other, net	4	(9)	7
Income tax benefit (expense)	$ (223)	(164)	(45)

For the year ended December 31, 2023, the significant reconciling items, as noted in the table above, are federal tax credits and incentives generated by our alternative energy investments, partially offset by the effect of state income taxes and certain losses that are not deductible for tax purposes.

For the year ended December 31, 2022, the significant reconciling items, as noted in the table above, are a decrease in our valuation allowance, partially offset by the effect of state income taxes.

For the year ended December 31, 2021, the significant reconciling items, as noted in the table above, are federal income tax credits, the settlement of state income tax audits at Sirius XM Holdings and a change in the Company's foreign effective tax rate, partially offset by an increase in our valuation allowance, the effect of state income taxes and certain losses that are not deductible for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2023	2022
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ 1,062	1,170
Other accrued liabilities	230	256
Investments	95	139
Accrued stock compensation	67	81
Deferred revenue	42	34
Discount on debt	6	—
Other future deductible amounts	5	16
Deferred tax assets	1,507	1,696
Valuation allowance	(96)	(116)
Net deferred tax assets	1,411	1,580
Deferred tax liabilities:		
Intangible assets	2,572	2,696
Fixed assets	312	371
Discount on debt	—	29
Deferred tax liabilities	2,884	3,096
Net deferred tax liabilities	$ 1,473	1,516

During the year ended December 31, 2023, there was a $20 million decrease in the Company's valuation allowance.

At December 31, 2023, the Company had a deferred tax asset of $1,062 million for federal, state and foreign net operating losses ("NOLs"), interest expense carryforwards and tax credit carryforwards. Of this amount, the Company has $15 million of federal NOLs, $181 million of state NOLs, $74 million of federal interest expense carryforwards, $18 million of federal tax credit carryforwards, $104 million of state tax credit carryforwards, $294 million of foreign NOLs and $316 million of foreign interest expense carryforwards that may be carried forward indefinitely. The remaining $60 million of carryforwards expire at certain future dates. These losses, interest carryforwards and tax credit carryforwards are expected to be utilized prior to expiration, except for $96 million, which, based on current projections, will not be utilized in the future and are subject to a valuation allowance.

A reconciliation of unrecognized tax benefits is as follows:

	December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Balance at beginning of year	$ 198	179	432
Decrease for tax positions of prior years	(60)	(17)	(2)
Increase (decrease) in tax positions for current year	29	31	(10)
Increase in tax positions from prior years	4	5	9
Settlements with tax authorities	—	—	(250)
Balance at end of year	$ 171	198	179

As of December 31, 2023, the Company had unrecognized tax benefits and uncertain tax positions of $171 million. If such tax benefits were to be recognized for financial statement purposes, approximately $171 million would be reflected in the Company's tax expense and affect its effective tax rate. We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2023 will significantly increase or decrease during the twelve-month period ending December 31, 2024; however, various events could cause our current expectations to change in the future. The Company's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment.

As of December 31, 2023, the Company's tax years prior to 2020 are closed for federal income tax purposes, and the IRS has completed its examination of the Company's 2020 tax year. However, 2020 remains open until the statute of limitations lapses on October 15, 2024. The Company's 2021 tax year is not under audit, but remains open until the statute of limitations lapses on October 15, 2025. The Company's 2022 and 2023 tax years are currently under examination as part of the IRS Compliance Assurance program. Various states are currently examining the Company's prior years' state income tax returns. We do not expect the ultimate disposition of these audits to have a material adverse effect on our financial position or results of operations.

As of December 31, 2023, the Company had approximately $8 million in accrued interest and penalties recorded related to uncertain tax positions.

On February 1, 2021, the Company entered into a tax sharing agreement with Sirius XM Holdings governing the allocation of consolidated U.S. income tax liabilities and setting forth agreements with respect to other tax matters. The tax sharing agreement was negotiated by the Company with a special committee of Sirius XM Holdings' board of directors, all of whom are independent of the Company, and approved by the executive committee of Liberty's board of directors (the "Board of Directors"). The tax sharing agreement contains provisions that the Company believes are customary for tax sharing agreements between members of a consolidated group.

Under the Internal Revenue Code, two eligible corporations may form a consolidated tax group, and file a consolidated federal income tax return, if one corporation owns stock representing at least 80% of the voting power and value of the outstanding capital stock of the other corporation. Following the closing of the share exchange on November 3, 2021, as described in note 1, Liberty owned greater than 80% of the outstanding equity interest of Sirius XM Holdings, and, as a result, Liberty and Sirius XM Holdings became members of the same consolidated federal income tax group.

On November 1, 2021, Sirius XM Holdings entered into (i) an agreement with Liberty whereby Liberty agreed not to effect any merger with Sirius XM Holdings pursuant to Section 253 of the General Corporation Law of the State of Delaware (or any successor to such statute) without obtaining the prior approval of a special committee of the Sirius XM Holdings board of directors, all of whom are independent of Liberty (the "Special Committee") (or any successor special committee of Sirius XM Holdings' independent and disinterested directors) and (ii) an agreement regarding certain tax matters relating to the exchange. Each of these agreements was negotiated by the Special Committee with Liberty.

(12) Stockholders' Equity

Preferred Stock

Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. As of December 31, 2023, no shares of preferred stock were issued.

Common Stock

Series A Liberty SiriusXM, Liberty Formula One and Liberty Live common stock have one vote per share, Series B Liberty SiriusXM, Liberty Formula One and Liberty Live common stock have ten votes per share and Series C Liberty SiriusXM, Liberty Formula One and Liberty Live common stock have no votes per share except as otherwise required by Delaware law. Each share of Series B common stock is exchangeable at the option of the holder for one share of Series A common stock of the same group. All series of our common stock participate on an equal basis with respect to dividends and distributions.

Purchases of Common Stock

During the year ended December 31, 2021, the Company repurchased 3.1 million shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $141 million, 7.7 million shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $359 million and 1.2 million shares of Series A Liberty Formula One common stock for aggregate cash consideration of $55 million under the authorized repurchase program. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. There were no repurchases of Series A Liberty Braves common stock and no repurchases of Series C Liberty Braves common stock or Liberty Formula One common stock during the year ended December 31, 2021.

During the year ended December 31, 2022, the Company repurchased 3.5 million shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $161 million, 4.5 million shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $197 million and 0.7 million shares of Series A Liberty Formula One common stock for aggregate cash consideration of $37 million under the authorized repurchase program. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. There were no repurchases of Series A Liberty Braves common stock and no repurchases of Series C Liberty Braves common stock or Liberty Formula One common stock during the year ended December 31, 2022.

There were no repurchases of the Company's common stock during the year ended December 31, 2023.

Dividends Declared by Subsidiary

During the year ended December 31, 2021, Sirius XM Holdings declared a cash dividend each quarter, and paid in cash an aggregate amount of $268 million, of which Liberty received $210 million.

During the year ended December 31, 2022, Sirius XM Holdings declared quarterly dividends and a special dividend and paid in cash an aggregate amount of $1,339 million, of which Liberty received $1,090 million.

During the year ended December 31, 2023, Sirius XM Holdings declared a cash dividend each quarter, and paid in cash an aggregate amount of $383 million, of which Liberty received $318 million.

On January 24, 2024, Sirius XM Holdings' board of directors declared a quarterly dividend on its common stock in the amount of $0.0266 per share of common stock, payable on February 23, 2024 to stockholders of record at the close of business on February 9, 2024. Liberty received $85 million related to this dividend.

Liberty Media Acquisition Corporation

In November 2020, the Company, through its wholly owned subsidiary, Liberty Media Acquisition Sponsor, LLC (the "Sponsor"), formed Liberty Media Acquisition Corporation ("LMAC") and ultimately purchased approximately 14.4 million shares of LMAC Series F common stock ("Founder Shares"). On January 26, 2021, LMAC consummated its initial public offering ("IPO") of 57.5 million units (the "Units"), including 7.5 million Units sold pursuant to the full exercise of the underwriters' overallotment option. Each Unit consisted of one share of Series A common stock of LMAC and one-fifth of one redeemable warrant of LMAC. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to LMAC of $575 million, which were placed in a U.S.-based trust account. Substantially concurrent with the IPO, LMAC completed the private placement of 10 million warrants to the Sponsor, generating gross proceeds of $15 million ("Private Placement Warrants").

The Company, through the Sponsor's ownership of the Founder Shares, owned 20% of LMAC's issued and outstanding common stock. The Founder Shares had certain governance rights which allow the Company to control LMAC's affairs, policies and operations through the initial business combination and therefore the Company consolidated LMAC post-IPO.

LMAC's Series A common stock, issued as part of the Units in the IPO, had certain provisions which allowed the holder to put back the stock to LMAC upon an initial business combination at their election. This conditional redemption feature required the Company to account for those shares that were subject to potential redemption as redeemable noncontrolling interests which required temporary equity classification (outside of permanent equity).

LMAC employed a broad set of search criteria for potential target business combinations, however, LMAC's management observed what it believes were high valuations in 2021, a declining IPO market in 2022, and significant public and private market volatility, which prevented LMAC from securing an opportunity that it believed would offer a compelling return on investment for its stockholders. In light of these circumstances, LMAC determined that it was not feasible to complete an initial business combination in advance of the contractual termination date of January 26, 2023. As a result, on November 14, 2022, stockholders of LMAC approved an amendment to LMAC's certificate of incorporation which allowed LMAC to unwind and redeem all of its outstanding public shares prior to December 30, 2022. The redemption was completed during December 2022 and LMAC was subsequently dissolved.

The Company's interest in LMAC was attributed to the Formula One Group. Transactions and ownership interests with the Sponsor eliminated upon consolidation.

(13) Related Party Transactions with Officers and Directors

Chief Executive Officer Compensation Arrangement

In December 2019, the Compensation Committee (the "Committee") of Liberty approved a compensation arrangement (the "CEO Arrangement") for the CEO. Also in December 2019, each of the Service Companies executed an amendment to each Service Company's services agreement with Liberty, pursuant to which components of the CEO's compensation described below are either paid directly to the CEO by each Service Company or reimbursed to Liberty, in each case based on allocations among Liberty and each of the Service Companies set forth in the service agreement amendments. This allocation percentage will be determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on a Liberty-wide and CEO basis, weighted 50%, in each case, absent agreement to the contrary by Liberty and the Service Companies in consultation with the CEO. The allocation percentage will then be adjusted annually and following certain events. As of December 31, 2023, 2022 and 2021, the allocation percentage for Liberty was 54%, 49% and 41%, respectively.

The CEO Arrangement provides for a five year employment term which began on January 1, 2020 and ends December 31, 2024, with an annual base salary of $3 million (with no contracted increase), a one-time cash commitment bonus of $5 million (paid in December 2019) and an annual target cash performance bonus of $17 million (with payment subject to the achievement of one or more performance metrics as determined by the applicable company's Compensation Committee), upfront equity awards and annual equity awards (as described below).

The CEO was entitled to receive term equity awards with an aggregate grant date fair value ("GDFV") of $90 million (the "Upfront Awards") which were granted in two equal tranches. The first tranche consisted of time-vested stock options from each of Liberty, Qurate Retail, Liberty Broadband and GCI Liberty and time-vested restricted stock units from TripCo (collectively, the "2019 term awards") that vested, in each case, on December 31, 2023 (except TripCo's award of time-vested restricted stock units, which vested on December 15, 2023), subject to the CEO's continued employment, except under certain circumstances. Liberty's portion of the 2019 term awards, granted in December 2019, had an aggregate GDFV of $19,800,000 and consisted of stock options to purchase 927,334 Series C Liberty SiriusXM common stock shares, 313,342 Series C Liberty Braves common stock shares and 588,954 Series C Formula One common stock shares, with exercise prices of $47.11, $29.10 and $43.85, respectively. The second tranche of the Upfront Awards consisted of time-vested stock options from each of Liberty, Qurate Retail, Liberty Broadband and GCI Liberty and time-vested restricted stock units from TripCo (collectively, the "2020 term awards") that vest, in each case, on December 31, 2024 (except TripCo's award of time-vested restricted stock units, which vests on December 7, 2024), subject to the CEO's continued employment, except under certain circumstances. Liberty's portion of the 2020 term awards, granted in December 2020, had an aggregate GDFV of $19,107,000 and consisted of stock options to purchase 665,140 Series C Liberty SiriusXM common stock shares, 352,224 Series C Liberty Braves common stock shares and 544,508 Series C Formula One common stock shares, with exercise prices of $42.13, $26.36 and $43.01, respectively.

Beginning in 2020, the CEO received annual equity award grants with an annual aggregate GDFV of $17.5 million, consisting of time-vested options and/or performance-based restricted stock units ("PRSUs"). The CEO elected the portions of his annual equity awards that he desired to be issued in the form of options, PRSUs or a combination of both. The annual equity awards were allocated across Liberty and each of the Service Companies. Vesting of any of these annual PRSUs will be subject to the achievement of one or more performance metrics to be approved by the Compensation Committee of the applicable company with respect to its respective allocable portion of the annual PRSUs. At Liberty, the CEO's annual equity awards were issued with respect to Series C Liberty SiriusXM, Liberty Braves and Formula One common stock.

The CEO will be entitled to payments and benefits if his employment is terminated, subject to the execution of releases. Such payments and benefits generally will take the form of cash payments, issuance of fully vested shares and the acceleration of unvested equity awards, depending on the type of termination. In the event that the CEO's services to a Service Company are discontinued and he remains employed by Liberty following such discontinuation (unless such discontinuation is for cause (as defined in his employment agreement)), the Service Company will be required to make a termination payment to Liberty, as well as provide the CEO with certain payments and benefits upon termination under certain circumstances.

Exchange Agreement with Chairman

On July 28, 2021, the Company entered into an exchange agreement, among the Company, John C. Malone (the Chairman of the Board of the Company), and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of Series B Liberty SiriusXM common stock, Series B Liberty Live common stock or Series B Liberty Formula One common stock for shares of Series C Liberty SiriusXM common stock, Series C Liberty Live common stock or Series C Liberty Formula One common stock, respectively, in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes of any of the Company's tracking stock groups (each, a "Group") or an increase of Mr. Malone's beneficially-owned voting power in any Group (other than a Voting Power Exchange (as defined below)) (an "Accretive Event"), in each case, such that Mr. Malone's voting power with respect to such Group would exceed the Target Voting Power plus 0.5%, (ii) from and after the occurrence of any Accretive Event, any event that would result in an increase in the outstanding votes of any Group or a decrease of Mr. Malone's beneficially-owned voting power in any Group (a "Dilutive Event"), in each case, such that Mr. Malone's voting power with respect to such Group falls below the Target Voting Power less 0.5%, or (iii) on a quarterly basis or in connection with any annual or special meeting of stockholders, upon request by Mr. Malone or the JM Trust, if Mr. Malone's aggregate voting power in the Company is less than the Target Voting Power and would continue to be less than the Target Voting Power upon completion of such exchange (a "Voting Power Exchange"). Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of Series B common stock of one or more Groups are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event with respect to a Group, Mr. Malone or the JM Trust will be required to exchange with the Company shares of Series B common stock of such Group ("Exchanged Group Series B Shares") for an equal number of shares of Series C common stock of the same Group so as to maintain Mr. Malone's voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement. In connection with a Dilutive Event with respect to a Group, Mr. Malone and the JM Trust may exchange with the Company shares of Series C common stock of a Group for an equal number of shares of Series B common stock of the same Group equal to the lesser of (i) the number of shares of Series B common stock of the same Group which would maintain Mr. Malone's voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Group Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement. In a Voting Power Exchange, the Company will be required to exchange with Mr. Malone and the JM Trust shares of Series B common stock of any Group on a one-for-one basis for shares of Series C common stock of the same Group, with the maximum number of shares of Series B common stock to be delivered to Mr. Malone or the JM Trust equal to the number of Exchanged Group Series B Shares at such time that may be delivered without resulting in Mr. Malone's aggregate voting power in the Company exceeding the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

As of December 31, 2023, there have been no exchanges of the Company's shares pursuant to the Exchange Agreement.

Chairman's Employment Agreement

On December 12, 2008, the Committee determined to modify its employment arrangements with Mr. Malone, to permit Mr. Malone to begin receiving payments in 2009 while he remains employed by the Company (instead of following his termination) in satisfaction of Liberty's obligations to him under two deferred compensation plans and a salary continuation plan. Under one of the deferred compensation plans (the "8% Plan"), compensation has been deferred by Mr. Malone since January 1, 1993 and accrues interest at the rate of 8% per annum compounded annually from the applicable date of deferral. Under the second plan (the "13% Plan"), compensation was deferred by Mr. Malone from 1982 until December 31, 1992 and accrues interest at the rate of 13% per annum compounded annually from the applicable date of deferral. The amounts owed to Mr. Malone under the 8% Plan and 13% Plan aggregated approximately $2.4 million and $20 million, respectively, at December 31, 2008. The amount owed to Mr. Malone under his salary continuation plan aggregated approximately $39 million at December 31, 2008. Mr. Malone will receive 240 equal monthly installments as follows, which began on February 1, 2009: (1) approximately $20,000 under the 8% Plan; (2) approximately $237,000 under the 13% Plan; and (3) approximately $164,000 under the salary continuation plan. Interest ceased to accrue under his salary continuation plan once the payment began.

(14) Stock-Based Compensation

Liberty—Incentive Plans

Liberty grants, to certain of its directors, employees and employees of its subsidiaries, restricted stock ("RSAs"), restricted stock units ("RSUs") and stock options to purchase shares of its common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the GDFV of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan (the "2022 Plan"), the Company may grant Awards in respect of approximately 21.3 million shares of Series A, Series B and Series C Liberty Media Corporation common stock plus the shares remaining available for Awards under the prior Liberty Media Corporation 2017 Omnibus Incentive Plan (the "2017 Plan"), as of close of business on May 24, 2022, the effective date of the 2022 Plan. Any forfeited shares from the 2017 Plan shall also be available again under the 2022 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards.

In connection with the Formula One Distribution, for Liberty employees, directors, and Formula 1 employees, the number of shares subject to stock options of Series C Liberty Formula One common stock as well as the corresponding exercise price were adjusted to preserve the intrinsic value of the Series C Liberty Formula One common stock options and the ratio of the exercise price to the Series C Liberty Formula One common stock market price pre-ex-dividend date.

In connection with the Reclassification, and with respect to Liberty employees and directors, each holder of an outstanding option award to purchase shares of Series C common stock of Liberty SiriusXM or Liberty Formula One received a new option award to purchase shares of Series C common stock of Liberty SiriusXM or Liberty Formula One, respectively, along with new option awards to purchase Series C Liberty Live common stock with appropriate adjustments being made to determine the number of shares and applicable exercise price subject to each such award after giving effect to the Reclassification. These adjustments were designed to preserve the intrinsic value and the ratio of the exercise price to market price associated with each original Series C common stock of Liberty SiriusXM or Liberty Formula One option award prior to the Reclassification.

In connection with the Reclassification, and with respect to Formula 1 employees, each holder of an outstanding option award to purchase shares of Series C Liberty Formula One common stock received a new option award to purchase shares of Series C Liberty Formula One common stock with appropriate adjustments being made to determine the number of shares and applicable exercise price subject to each such award after giving effect to the Reclassification. These adjustments were designed to preserve the intrinsic value and the ratio of the exercise price to market price associated with each original Series C Liberty Formula One common stock option award prior to the Reclassification.

Liberty—Grants of Awards

Awards granted in 2023, 2022 and 2021 are summarized as follows:

	Years ended December 31,					
	2023		**2022**		**2021**	
	Options granted (000's)	Weighted average GDFV	Options granted (000's)	Weighted average GDFV	Options granted (000's)	Weighted average GDFV
Series C Liberty SiriusXM common stock, Liberty employees and directors (1)	19	$ 8.98	42	$ 13.31	66	$ 14.54
Series C Liberty SiriusXM common stock, Liberty CEO (2)	370	$ 10.34	212	$ 14.45	257	$ 13.73
Series C Liberty Formula One common stock, Liberty employees and directors (1)	246	$ 25.78	34	$ 23.94	55	$ 18.79
Series C Liberty Formula One common stock, Liberty CEO (2)	—	$ —	181	$ 21.31	—	$ —
Series C Liberty Formula One common stock, Formula 1 employees (3)	71	$ 30.70	86	$ 21.31	718	$ 15.96
Series C Liberty Live common stock, Liberty employees and directors (1)	74	$ 13.71	NA	NA	NA	NA
Series C Liberty Braves common stock, Liberty employees and directors (1)	3	$ 14.24	10	$ 12.40	23	$ 9.93
Series C Liberty Braves common stock, Liberty CEO (2)	—	$ —	95	$ 9.16	—	$ —

(1) Mainly vests between one and three years for employees and in one year for directors.

(2) Grant made in March 2023 cliff vested in December 2023. Grants made in March 2022 cliff vested in December 2022. Grant made in March 2021 cliff vested in December 2021. See discussion in note 13 regarding the compensation agreement with the Company's CEO.

(3) Grants made in 2023, 2022 and 2021 vested in equal quarterly installments over one year.

In addition to the stock option grants to the CEO, and in connection with his employment agreement, the Company granted PRSUs. During the years ended December 31, 2023 and 2021, the Company granted 81 thousand and 65 thousand PRSUs of Series C common stock of Liberty Formula One, respectively, and 31 thousand PRSUs of Series C common stock of Liberty Braves during each of the years ended December 31, 2023 and 2021 to the CEO. Such PRSUs had a GDFV of $75.12 per share and $45.88 per share, respectively, and $34.44 per share and $31.24 per share, respectively, and cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.

The Company did not grant any options to purchase shares of Series A or Series B Liberty SiriusXM, Liberty Formula One, Liberty Live or Liberty Braves common stock during the year ended December 31, 2023.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2023, 2022 and 2021, the range of expected terms was 5.3 to 5.6 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty's stocks and the implied volatility of publicly traded Liberty options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

The following table presents the ranges of volatilities used by the Company in the Black-Scholes Model for its stock option grants.

	Volatility
2023 grants	25.5 %-37.3 %
2022 grants	25.5 %-37.4 %
2021 grants	30.9 %-37.4 %

Liberty—Outstanding Awards

The following tables present the number and weighted average exercise price ("WAEP") of options to purchase Liberty common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

Liberty SiriusXM

	Series C			
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2023	6,862	$ 39.83		
Granted	389	$ 31.03		
Exercised	(263)	$ 30.84		
Forfeited/Cancelled	(1,292)	$ 31.16		
Reclassification adjustment	167	$ 28.88		
Outstanding at December 31, 2023	5,863	$ 29.13	2.8 years	$ 6
Exercisable at December 31, 2023	5,051	$ 29.08	2.6 years	$ 6

Liberty Formula One

| | Series C | | | |
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2023	7,086	$ 36.18		
Granted	317	$ 65.84		
Exercised	(891)	$ 30.30		
Forfeited/Cancelled	—	$ —		
Formula One Distribution adjustment	188	$ 36.36		
Reclassification adjustment	(101)	$ 38.36		
Outstanding at December 31, 2023	6,599	$ 37.62	3.2 years	$ 169
Exercisable at December 31, 2023	5,717	$ 35.94	2.9 years	$ 156

Liberty Live

| | Series C | | | |
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2023	NA	NA		
Granted	74	$ 33.97		
Exercised	—	$ —		
Forfeited/Cancelled	(25)	$ 38.94		
Reclassification adjustment	1,603	$ 42.69		
Outstanding at December 31, 2023	1,652	$ 42.36	3.0 years	$ 3
Exercisable at December 31, 2023	1,348	$ 42.86	2.6 years	$ 2

Liberty Braves

| | Series C | | | |
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2023	3,108	$ 26.17		
Granted	3	$ 37.50		
Exercised	(151)	$ 18.42		
Forfeited/Cancelled	(4)	$ 22.75		
Split-Off	(2,956)	$ 26.59		
Outstanding at December 31, 2023	—	$ —	NA	NA
Exercisable at December 31, 2023	—	$ —	NA	NA

As of December 31, 2023, there were no outstanding Series A or Series B options to purchase shares of Series A or Series B Liberty SiriusXM common stock, Liberty Formula One common stock or Liberty Live common stock.

As of December 31, 2023, the total unrecognized compensation cost related to unvested Awards was approximately $29 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.7 years.

As of December 31, 2023, 5.9 million, 6.6 million and 1.7 million shares of Series C Liberty SiriusXM, Liberty Formula One and Liberty Live common stock, respectively, were reserved for issuance under exercise privileges of outstanding stock options.

Liberty—Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2023, 2022 and 2021 was $43 million, $84 million and $144 million, respectively.

Liberty—Restricted Stock and Restricted Stock Units

The Company had approximately 246 thousand, 283 thousand and 84 thousand unvested RSAs and RSUs of Liberty SiriusXM, Liberty Formula One and Liberty Live common stock, respectively, held by certain directors, officers and employees of the Company as of December 31, 2023. These Series A and Series C unvested RSAs and RSUs of Liberty SiriusXM, Liberty Formula One and Liberty Live common stock had a weighted average GDFV of $25.40, $66.51 and $34.24 per share, respectively.

The aggregate fair value of all RSAs and RSUs of Liberty common stock that vested during the years ended December 31, 2023, 2022 and 2021 was $9 million, $16 million and $13 million, respectively.

Sirius XM Holdings—Stock-based Compensation

During the years ended December 31, 2023, 2022 and 2021, Sirius XM Holdings granted various types of stock awards to its employees and members of its board of directors. Stock-based awards are generally subject to a graded vesting requirement, which is generally three to four years from the grant date. Stock options generally expire ten years from the date of grant. RSUs include PRSUs, the vesting of which are subject to the achievement of performance goals and the employee's continued employment and generally cliff vest on the third anniversary of the grant date. Sirius XM Holdings calculates the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The weighted average volatility applied to the fair value determination of Sirius XM Holdings' option grants during 2023, 2022 and 2021 was 32%, 31% and 33%, respectively. During the year ended December 31, 2023, Sirius XM Holdings granted approximately 9 million stock options with a weighted-average exercise price of $4.92 per share and a GDFV of $1.23 per share. As of December 31, 2023, Sirius XM Holdings has approximately 122 million options outstanding of which approximately 80 million are exercisable, each with a weighted-average exercise price per share of $5.60 and $5.50, respectively. The aggregate intrinsic value of these outstanding and exercisable options was $40 million and $36 million, respectively. During the year ended December 31, 2023, Sirius XM Holdings granted approximately 47 million RSUs and PRSUs with a GDFV of $4.72 per share. The stock-based compensation related to Sirius XM Holdings stock options and RSAs was $184 million, $197 million and $202 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the total unrecognized compensation cost related to unvested Sirius XM Holdings stock options was $423 million. The Sirius XM Holdings unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.6 years.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2023, 2022 and 2021

(15) Employee Benefit Plans

Liberty is the sponsor of the Liberty Media 401(k) Savings Plan (the "Liberty 401(k) Plan"), which provides its employees and the employees of certain of its subsidiaries an opportunity for ownership in the Company and creates a retirement fund. The Liberty 401(k) Plan provides for employees to make contributions to a trust for investment in Liberty common stock, as well as several mutual funds. The Company and its subsidiaries make matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by employees. In addition, certain of the Company's subsidiaries have similar employee benefit plans. Employer cash contributions to all plans aggregated $30 million, $32 million and $35 million for each of the years ended December 31, 2023, 2022 and 2021, respectively.

(16) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in Liberty's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, unrealized holding gains and losses on debt and equity securities and Liberty's share of accumulated other comprehensive earnings of affiliates.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Unrealized holding gains (losses) on securities	Foreign currency translation adjustment	Other	AOCI
	amounts in millions			
Balance at January 1, 2021	$ (19)	(7)	104	78
Other comprehensive earnings (loss) attributable to Liberty stockholders	(1)	(4)	(78)	(83)
Balance at December 31, 2021	(20)	(11)	26	(5)
Other comprehensive earnings (loss) attributable to Liberty stockholders	18	(65)	13	(34)
Balance at December 31, 2022	(2)	(76)	39	(39)
Other comprehensive earnings (loss) attributable to Liberty stockholders	—	19	32	51
Balance at December 31, 2023	$ (2)	(57)	71	12

The components of other comprehensive earnings (loss) are reflected in Liberty's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in millions		
Year ended December 31, 2023:			
Credit risk on fair value debt instruments gains (losses)	$ 25	(5)	20
Foreign currency translation adjustments	60	(13)	47
Recognition of previously unrealized (gains) losses on debt	(19)	4	(15)
Other comprehensive earnings	$ 66	(14)	52
Year ended December 31, 2022:			
Unrealized holding gains (losses) arising during period.	$ 23	(5)	18
Credit risk on fair value debt instruments gains (losses)	28	(6)	22
Foreign currency translation adjustments	(69)	15	(54)
Recognition of previously unrealized (gains) losses on debt	(32)	7	(25)
Other comprehensive earnings	$ (50)	11	(39)
Year ended December 31, 2021:			
Unrealized holding gains (losses) arising during period.	$ (1)	—	(1)
Credit risk on fair value debt instruments gains (losses)	(106)	23	(83)
Foreign currency translation adjustments	4	(1)	3
Recognition of previously unrealized (gains) losses on debt	(3)	1	(2)
Other comprehensive earnings	$ (106)	23	(83)

(17) Commitments and Contingencies

Guarantees

In connection with agreements for the sale of assets by the Company or its subsidiaries, the Company may retain liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification obligations may extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Programming, music royalties and other contractual arrangements

Sirius XM Holdings has entered into various programming agreements under which Sirius XM Holdings' obligations include fixed payments, advertising commitments and revenue sharing arrangements. In addition, Sirius XM Holdings has entered into certain music royalty arrangements that include fixed payments. Amounts due under programming and music royalty agreements are payable as follows: $854 million in 2024, $663 million in 2025, $326 million in 2026, $174 million in 2027 and $88 million in 2028. Future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the amounts above. In addition, Sirius XM Holdings has entered into agreements related to certain satellite and transmission costs, sales and marketing costs and in-orbit performance payments to the manufacturer of its satellites. Amounts due under these agreements are payable as follows: $396 million in 2024, $238 million in 2025, $112 million in 2026, $49 million in 2027 and $3 million in 2028.

SXM-7 Satellite

During the year ended December 31, 2021, Sirius XM Holdings recorded an impairment charge of $220 million to impairment, restructuring and acquisition costs, net of recoveries in the consolidated statement of operations related to the total loss of the SXM-7 satellite. Sirius XM Holdings procured insurance for SXM-7 to cover the risks associated with the satellite's launch and first year of in-orbit operation. The aggregate coverage under the insurance policies with respect to SXM-7 was $225 million. During the year ended December 31, 2021 Sirius XM Holdings collected insurance recoveries of $225 million. Of this amount, $220 million was recorded as a reduction to impairment, restructuring and acquisition costs in the consolidated statements of operations. The remaining $5 million was recorded in other, net in the consolidated statements of operations. SXM-7 remains in-orbit at its assigned orbital location, but is not being used to provide satellite radio service.

The SXM-8 satellite was successfully launched into a geostationary orbit on June 6, 2021 and was placed into service on September 8, 2021 following the completion of in-orbit testing. The SXM-8 satellite replaced the XM-3 satellite. As of December 31, 2023, the XM-3 satellite remains available as an in-orbit spare.

Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Vladmir Fishel v. Liberty Media Corporation, et al. On September 23, 2021, a putative class action complaint was filed by a purported Sirius XM Holdings stockholder in the Court of Chancery of the State of Delaware under the caption *Vladmir Fishel v. Liberty Media Corporation, et al.*, Case No. 2021-0820. The complaint named as defendants Liberty, the members of the Sirius XM Holdings board of directors, and Sirius XM Holdings as the nominal defendant. The complaint alleged that the Sirius XM Holdings board of directors, including Mr. Gregory B. Maffei, the Chairman of the board of directors of Sirius XM Holdings, Ms. Robin P. Hickenlooper, Mr. David A. Blau and Mr. Evan D. Malone, and Liberty, in its purported capacity as a controlling stockholder, breached their fiduciary duties in connection with approving an upsizing of Sirius XM Holdings' ongoing repurchase program in July 2021. The complaint also alleged that various relationships among certain members of the Sirius XM Holdings board of directors, Mr. John C. Malone and Liberty rendered a majority of the Sirius XM Holdings board of directors not independent from Mr. John C. Malone and Liberty. The complaint sought, among other things, certification of a class action, preliminary and permanent injunctive relief enjoining Sirius XM Holdings' ongoing repurchase program and any further stock purchases, and monetary relief in the form of damages.

On February 2, 2022, the plaintiff filed a supplement to the complaint, which included, among other things, a request for a declaratory judgment that any short-form merger under 8 *Del. C.* § 253 would be subject to judicial review.

On September 15, 2023, the plaintiff filed a motion for leave to file a Verified Amended Class Action and Derivative Complaint and Supplemental Complaint.

On December 8, 2023, and in advance of the expenditure of significant time and costs to prepare for trial in this action, the plaintiff (on behalf of himself and other members of a proposed settlement class) and the defendants entered into an agreement in principle to settle the litigation pursuant to which the parties agreed that the plaintiff will release the claims in the original complaint, the supplemented complaint, and the proposed amended complaint with prejudice, with customary releases, in return for a settlement payment of $36 million, a portion of which will be contributed by insurance carriers. The Company recorded a current liability in the consolidated balance sheet and litigation settlement expense within operating income in the consolidated statements of operations of approximately $7 million each related to this matter in the fourth quarter of 2023.

On January 8, 2024, the parties filed a Stipulation and Agreement of Settlement, Compromise, and Release. On January 10, 2024, the Court preliminarily certified, solely for purposes of effectuating the proposed settlement, the action as a non-opt out class action on behalf of a settlement class consisting of all holders of Sirius XM Holdings common stock as of close of trading on January 5, 2024, with some limited exceptions. The Court set a settlement hearing for April 8, 2024, to determine whether to permanently certify the class, whether the proposed settlement is fair, reasonable, and adequate to the settlement class, and whether to enter a judgment dismissing the action with prejudice, among other things. On January 12, 2024, the parties filed a Corrected Stipulation and Agreement of Settlement, Compromise, and Release. There can be no assurance that this tentative settlement will be finalized and approved by the Court. Pending finalization of the settlement and in the event the settlement is not finalized and approved by the Court, Liberty will continue to vigorously defend this lawsuit.

New York State v. Sirius XM Radio Inc. On December 20, 2023, the People of the State of New York, by Letitia James, Attorney General of the State of New York (the "NY AG"), filed a Petition in the Supreme Court of the State of New York, New York County, against Sirius XM Holdings. The Petition alleges various violations of New York law and the federal Restore Online Shoppers' Confidence Act ("ROSCA") arising out of Sirius XM Holdings' subscription cancellation practices. The Petition is the product of a subpoena that the NY AG issued in December 2021 seeking documents relating to Sirius XM Holdings' subscription cancellation practices and the related investigation. In general, the Petition alleges that Sirius XM Holdings requires consumers to devote an excessive amount of time to cancel subscriptions and have not implemented cancellation processes that are simple and efficient.

The Petition claims to be brought under certain provisions of New York law that authorize the NY AG to initiate special proceedings seeking injunctive and other equitable relief in cases of persistent business fraud or illegality. The Petition seeks: a permanent injunction from Sirius XM Holdings violating provisions of New York law and ROSCA arising out of the alleged fraudulent, deceptive and illegal practices associated with Sirius XM Holdings' subscription cancellation procedures; an accounting of each consumer who cancelled, or sought to cancel, a satellite radio subscription, including the duration of the cancel interaction and the funds collected from such consumers after that interaction; monetary restitution and damages to aggrieved consumers; disgorgement of all profits resulting from the alleged illegal, deceptive and fraudulent acts; civil penalties; and the NY AG's costs.

In January 2024, Sirius XM Holdings filed to remove this action to the United States District Court for the Southern District of New York. The NY AG has informed the court that it intends to oppose the removal and seek a remand to the Supreme Court of the State of New York. Sirius XM Holdings believes it has substantial defenses to the claims asserted in this action, and intends to defend this action vigorously.

U.S. Music Royalty Fee Actions and Mass Arbitrations. A number of class actions and mass arbitrations have commenced against Sirius XM Holdings relating to its pricing, billing and subscription marketing practices. Although each class action and mass arbitration contains unique allegations; in general, the actions and arbitrations allege that Sirius XM Holdings falsely advertised its music subscription plans at lower prices than it actually charges, that Sirius XM Holdings allegedly did not disclose its "U.S. Music Royalty Fee" and that Sirius XM Holdings has taken other actions to prevent customers from discovering the existence, amount and nature of the U.S. Music Royalty Fee in violation of various state consumer protection laws.

The plaintiffs and claimants seek to enjoin Sirius XM Holdings from advertising its music subscription plans without specifically disclosing the existence and amount of the U.S. Music Royalty Fee. The plaintiffs and claimants also seek disgorgement, restitution and/or damages in the aggregate amount of U.S Music Royalty Fees paid by customers, as well as statutory and punitive damages where available.

To date, the actions and arbitrations filed against Sirius XM Holdings include:

- On April 14, 2023, Ayana Stevenson and David Ambrose, individually, as private attorneys general, and on behalf of all other California persons similarly situated, filed a class action complaint against Sirius XM Holdings in the Superior Court of the State of California, County of Contra Costa. The case was removed to the United States District Court for the Northern District of California which compelled arbitration of all claims on November 9, 2023.

- On May 17, 2023, Robyn Posternock, Muriel Salters and Philip Munning, individually, as private attorneys general, and on behalf of all other New Jersey persons similarly situated, filed a class action complaint against Sirius XM Holdings in the United States District Court for the District of New Jersey. Ms. Salters and Mr. Munning have since withdrawn their claims and a motion to compel arbitration with Ms. Posternock has been fully briefed.

- On June 5, 2023, Christopher Carovillano and Steven Brandt, individually, as private attorneys general, and on behalf of all other United States persons similarly situated (excluding persons in the states of California, New Jersey and Washington), filed a class action complaint against Sirius XM Holdings in the United States District Court for the Southern District of New York. A motion to dismiss that complaint has been fully briefed.

- Commencing on June 5, 2023, the law firm of Hattis & Lukacs filed a series of mass arbitration claims against Sirius XM Holdings before the American Arbitration Association (the "AAA") on behalf of approximately 23,000 claimants. Currently, only claims for approximately 1,425 claimants in California and New Jersey remain pending before the AAA. The AAA declined to administer the other claims.

- Other law firms have since threatened mass arbitration claims against Sirius XM Holdings before the AAA on behalf of approximately 28,000 additional claimants, many of which have added potential causes of action under the Electronic Funds Transfer Act.

Sirius XM Holdings believes it has substantial defenses to the claims asserted in these actions and arbitrations, and it intends to defend these actions vigorously.

(18) Information About Liberty's Operating Segments

The Company, through its ownership interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries. The Company identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA (as defined below) or total assets and (B) those equity method affiliates whose share of earnings (losses) represent 10% or more of the Company's annual pre-tax earnings (loss).

Liberty's chief operating decision maker evaluates performance and makes decisions about allocating resources to the Company's reportable segments based on financial measures such as revenue and Adjusted OIBDA (as defined below). In addition, the Company reviews nonfinancial measures such as subscriber growth, churn and penetration.

For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. The Company generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

The Company has identified the following subsidiaries as its reportable segments:

- Sirius XM Holdings is a consolidated subsidiary that operates two complementary audio entertainment businesses, Sirius XM and Pandora and Off-platform. Sirius XM features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the U.S. on a subscription fee basis. Sirius XM's packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through its two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Sirius XM also provides connected vehicle services and a suite of in-vehicle data services. Pandora operates a music, comedy and podcast streaming discovery platform. Pandora is available as an ad-supported radio service, a radio subscription service, called Pandora Plus, and an on-demand subscription service, called Pandora Premium. Pandora also sells advertising on other audio platforms in widely distributed podcasts, which are considered to be off-platform services.

- Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits with a varying number of events taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the World Championship as well as various aspects of its management and administration.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies. The significant accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the Company's summary of significant policies.

As of December 31, 2023, Live Nation met the Company's reportable segment threshold for equity method affiliates. Accordingly, the segment presentation for prior periods has been conformed to current period segment presentation. Although the Company owns less than 100% of the outstanding shares of Live Nation, 100% of the Live Nation amounts are included in the tables below and are subsequently eliminated in order to reconcile the account totals to the Company's consolidated financial statements. As disclosed in note 2, the Company's investment in Live Nation was reattributed from the Liberty SiriusXM Group to the Liberty Live Group effective August 3, 2023.

Performance Measures

	Years ended December 31,					
	2023		2022		2021	
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in millions					
Liberty SiriusXM Group						
Sirius XM Holdings	$ 8,953	2,774	9,003	2,833	8,696	2,770
Live Nation	11,475	1,188	16,681	1,407	6,268	324
Corporate and other	—	(42)	—	(26)	—	(15)
Eliminate equity method affiliate................	(11,475)	(1,188)	(16,681)	(1,407)	(6,268)	(324)
Total Liberty SiriusXM Group	8,953	2,732	9,003	2,807	8,696	2,755
Formula One Group						
Formula 1..................................	3,222	725	2,573	593	2,136	495
Corporate and other	15	(39)	—	(42)	—	(29)
Intergroup elimination	(15)	—	—	—	—	—
Total Formula One Group	3,222	686	2,573	551	2,136	466
Liberty Live Group						
Live Nation	11,274	674	NA	NA	NA	NA
Corporate and other	—	(9)	NA	NA	NA	NA
Eliminate equity method affiliate................	(11,274)	(674)	NA	NA	NA	NA
Total Liberty Live Group....................	—	(9)	NA	NA	NA	NA
Braves Group						
Corporate and other	350	14	588	61	568	104
Total Braves Group	350	14	588	61	568	104
Total	$ 12,525	3,423	12,164	3,419	11,400	3,325

Other Information

	December 31, 2023			December 31, 2022		
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
			amounts in millions			
Liberty SiriusXM Group						
Sirius XM Holdings	$ 29,801	707	650	29,501	665	426
Live Nation	NA	NA	NA	16,461	409	377
Corporate and other	100	8	—	978	158	—
Eliminate equity method affiliate. . . .	NA	NA	NA	(16,461)	(409)	(377)
Total Liberty SiriusXM Group	29,901	715	650	30,479	823	426
Formula One Group						
Formula 1.	9,057	2	112	8,980	—	38
Corporate and other	1,236	39	314	2,036	34	253
Intergroup elimination	(26)	—	—	—	—	—
Total Formula One Group	10,267	41	426	11,016	34	291
Liberty Live Group						
Live Nation	19,074	447	469	NA	NA	NA
Corporate and other	1,162	333	—	NA	NA	NA
Eliminate equity method affiliate. . . .	(19,074)	(447)	(469)	NA	NA	NA
Total Liberty Live Group	1,162	333	—	NA	NA	NA
Braves Group						
Corporate and other	NA	NA	35	1,477	95	18
Total Braves Group	NA	NA	35	1,477	95	18
Elimination (1).	(162)	—	—	(508)	—	—
Consolidated Liberty	$ 41,168	1,089	1,111	42,464	952	735

(1) As of December 31, 2022, this amount included the intergroup interests in the Braves Group previously held by the Formula One Group and the Liberty SiriusXM Group and the intergroup interest in the Formula One Group previously held by the Liberty SiriusXM Group, as discussed in note 2. The Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group were presented as assets of the Formula One Group and Liberty SiriusXM Group, respectively, and were presented as liabilities of the Braves Group in the attributed financial statements. The Formula One Group intergroup interest attributable to the Liberty SiriusXM Group was presented as an asset of the Liberty SiriusXM Group and was presented as a liability of the Formula One Group in the attributed financial statements. The offsetting amounts between tracking stock groups were eliminated in consolidation.

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) before income taxes:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Adjusted OIBDA	$ 3,423	3,419	3,325
Stock-based compensation	(232)	(237)	(256)
Depreciation and amortization	(1,030)	(1,044)	(1,072)
Impairment, restructuring and acquisition costs, net of recoveries (notes 5 and 8)	(67)	(74)	(20)
Litigation settlements, net of recoveries (note 17)	(31)	—	—
Operating income (loss)	2,063	2,064	1,977
Interest expense	(782)	(689)	(642)
Share of earnings (losses) of affiliates, net	138	99	(200)
Realized and unrealized gains (losses) on financial instruments, net	(323)	599	(451)
Gains (losses) on dilution of investment in affiliate	(4)	10	152
Other, net	93	110	(47)
Earnings (loss) before income taxes	$ 1,185	2,193	789

Revenue by Geographic Area

Revenue by geographic area based on the country of domicile is as follows:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
United States	$ 9,199	9,480	9,163
United Kingdom	3,222	2,573	2,136
Other	104	111	101
	$ 12,525	12,164	11,400

Long-lived Assets by Geographic Area

	December 31,	
	2023	**2022**
	amounts in millions	
United States	$ 2,001	2,208
United Kingdom	82	47
	$ 2,083	2,255

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present Liberty Media Corporation's ("Liberty" or the "Company") assets and liabilities as of December 31, 2023 and 2022 and revenue, expenses and cash flows for the years ended December 31, 2023, 2022 and 2021. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Liberty SiriusXM Group, the Liberty Formula One Group ("Formula One Group"), the Liberty Live Group and the Liberty Braves Group ("Braves Group") (prior to the Split-Off, as defined in note 1), respectively. The Reclassification, as described in note 1, is reflected in the attributed financial statements on a prospective basis from August 3, 2023. The financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2023 included in this Annual Report.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, the Formula One Group, the Liberty Live Group and the Braves Group (prior to the Split-Off, as defined in note 1), our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

	December 31, 2023	December 31, 2022
	amounts in millions	
Cash and cash equivalents	$ 306	362
Investments in affiliates, accounted for using the equity method	$ 715	823
Intangible assets not subject to amortization	$ 25,051	25,051
Intangible assets subject to amortization, net	$ 1,014	1,101
Total assets	$ 29,901	30,479
Deferred revenue	$ 1,195	1,321
Long-term debt, including current portion	$ 11,137	13,143
Deferred tax liabilities	$ 2,245	2,054
Attributed net assets	$ 10,165	8,759
Noncontrolling interest	$ 3,026	3,138

Summary Statement of Operations Data:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Revenue	$ 8,953	9,003	8,696
Cost of Sirius XM Holdings services (1)	$ (4,209)	(4,130)	(3,968)
Subscriber acquisition costs	$ (359)	(352)	(325)
Other operating expenses (1)	$ (322)	(285)	(265)
Selling, general and administrative expense (1)	$ (1,534)	(1,638)	(1,598)
Impairment, restructuring and acquisition costs, net of recoveries	$ (66)	(68)	(20)
Operating income (loss)	$ 1,808	1,919	1,917
Interest expense	$ (538)	(511)	(495)
Share of earnings (losses) of affiliates, net	$ 108	67	(253)
Gains (losses) on dilution of investment in affiliate	$ (6)	10	152
Income tax (expense) benefit	$ (237)	(467)	(74)
Net earnings (loss) attributable to noncontrolling interests	$ 202	210	276
Earnings (loss) attributable to Liberty stockholders	$ 829	1,292	599

(1) Includes stock-based compensation expense as follows:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Cost of Sirius XM Holdings services	$ 45	46	45
Other operating expenses	46	39	36
Selling, general and administrative expense	112	124	134
	$ 203	209	215

Formula One Group

Summary Balance Sheet Data:

		December 31, 2023	December 31, 2022
		amounts in millions	
Cash and cash equivalents	$	1,408	1,733
Investments in affiliates, accounted for using the equity method	$	41	34
Intangible assets not subject to amortization	$	3,956	3,956
Intangible assets subject to amortization, net	$	2,858	3,163
Total assets	$	10,267	11,016
Long-term debt, including current portion	$	2,906	2,947
Attributed net assets	$	6,419	6,910

Summary Statement of Operations Data:

		Years ended December 31,		
		2023	2022	2021
		amounts in millions		
Revenue	$	3,222	2,573	2,136
Cost of Formula 1 revenue	$	(2,240)	(1,750)	(1,489)
Selling, general and administrative expense (1)	$	(316)	(288)	(210)
Operating income (loss)	$	297	173	40
Interest expense	$	(214)	(149)	(123)
Share of earnings (losses) of affiliates, net	$	(4)	—	23
Unrealized gains (losses) on intergroup interest	$	15	54	(90)
Realized and unrealized gains (losses) on financial instruments, net	$	42	115	(21)
Income tax (expense) benefit	$	(27)	311	37
Earnings (loss) attributable to Liberty stockholders	$	185	558	(190)

(1) Includes stock-based compensation of $20 million, $16 million, and $29 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Liberty Live Group

Summary Balance Sheet Data

	December 31, 2023	December 31, 2022
	amounts in millions	
Cash and cash equivalents	$ 305	NA
Investments in affiliates, accounted for using the equity method	$ 333	NA
Total assets	$ 1,162	NA
Long-term debt, including current portion	$ 1,317	NA
Attributed net assets	$ (188)	NA

Summary Statement of Operations Data

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Selling, general and administrative expense (1)	$ (11)	NA	NA
Operating income (loss)	$ (11)	NA	NA
Share of earnings (losses) of affiliates, net	$ 22	NA	NA
Income tax (expense) benefit	$ 38	NA	NA
Earnings (loss) attributable to Liberty stockholders	$ (142)	NA	NA

(1) Includes stock-based compensation of $2 million for the year ended December 31, 2023.

BALANCE SHEET INFORMATION
December 31, 2023
(unaudited)

	Attributed (note 1) Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Inter-Group Eliminations	Consolidated Liberty
	amounts in millions				
Assets					
Current assets:					
Cash and cash equivalents	$ 306	1,408	305	—	2,019
Trade and other receivables, net	709	123	—	—	832
Other current assets	346	180	—	—	526
Total current assets	1,361	1,711	305	—	3,377
Investments in affiliates, accounted for using the equity method (note 1)	715	41	333	—	1,089
Property and equipment, at cost	3,105	973	—	—	4,078
Accumulated depreciation	(1,860)	(135)	—	—	(1,995)
	1,245	838	—	—	2,083
Intangible assets not subject to amortization					
Goodwill	15,209	3,956	—	—	19,165
FCC licenses	8,600	—	—	—	8,600
Other	1,242	—	—	—	1,242
	25,051	3,956	—	—	29,007
Intangible assets subject to amortization, net	1,014	2,858	—	—	3,872
Other assets	515	863	524	(162)	1,740
Total assets	$ 29,901	10,267	1,162	(162)	41,168
Liabilities and Equity					
Current liabilities:					
Intergroup payable (receivable) (note 4)	$ 62	(63)	1	—	—
Accounts payable and accrued liabilities	1,474	535	1	—	2,010
Current portion of debt (note 1)	1,074	36	70	—	1,180
Deferred revenue	1,195	247	—	—	1,442
Other current liabilities	71	32	8	—	111
Total current liabilities	3,876	787	80	—	4,743
Long-term debt (note 1)	10,063	2,870	1,247	—	14,180
Deferred income tax liabilities (note 3)	2,245	3	—	(162)	2,086
Other liabilities	526	188	—	—	714
Total liabilities	16,710	3,848	1,327	(162)	21,723
Equity / Attributed net assets	10,165	6,419	(188)	—	16,396
Noncontrolling interests in equity of subsidiaries	3,026	—	23	—	3,049
Total liabilities and equity	$ 29,901	10,267	1,162	(162)	41,168

BALANCE SHEET INFORMATION
December 31, 2022
(unaudited)

	Liberty SiriusXM Group	Formula One Group	Braves Group	Inter-Group Eliminations	Consolidated Liberty
			Attributed (note 1)		
			amounts in millions		
Assets					
Current assets:					
Cash and cash equivalents	$ 362	1,733	151	—	2,246
Trade and other receivables, net	669	123	45	—	837
Other current assets.	523	167	78	—	768
Total current assets.	1,554	2,023	274	—	3,851
Intergroup interests (note 1)	282	219	—	(501)	—
Investments in affiliates, accounted for using the equity method (note 1)	823	34	95	—	952
Property and equipment, at cost	2,957	516	1,008	—	4,481
Accumulated depreciation	(1,840)	(108)	(278)	—	(2,226)
	1,117	408	730	—	2,255
Intangible assets not subject to amortization					
Goodwill	15,209	3,956	176	—	19,341
FCC licenses	8,600	—	—	—	8,600
Other	1,242	—	124	—	1,366
	25,051	3,956	300	—	29,307
Intangible assets subject to amortization, net . .	1,101	3,163	24	—	4,288
Other assets	551	1,213	54	(7)	1,811
Total assets	$ 30,479	11,016	1,477	(508)	42,464
Liabilities and Equity					
Current liabilities:					
Intergroup payable (receivable) (note 4).	$ 7	—	(7)	—	—
Accounts payable and accrued liabilities	1,405	396	55	—	1,856
Current portion of debt (note 1).	1,543	61	75	—	1,679
Deferred revenue.	1,321	347	105	—	1,773
Other current liabilities.	68	29	5	—	102
Total current liabilities.	4,344	833	233	—	5,410
Long-term debt (note 1)	11,600	2,886	467	—	14,953
Deferred income tax liabilities (note 3)	2,054	—	54	(7)	2,101
Redeemable intergroup interests (note 1)	—	223	278	(501)	—
Other liabilities	584	139	151	—	874
Total liabilities	18,582	4,081	1,183	(508)	23,338
Equity / Attributed net assets	8,759	6,910	294	—	15,963
Noncontrolling interests in equity of subsidiaries	3,138	25	—	—	3,163
Total liabilities and equity	$ 30,479	11,016	1,477	(508)	42,464

STATEMENT OF OPERATIONS INFORMATION
December 31, 2023
(unaudited)

	Attributed (note 1)				
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Braves Group	Consolidated Liberty
			amounts in millions		
Revenue:					
Sirius XM Holdings revenue	$ 8,953	—	—	—	8,953
Formula 1 revenue	—	3,222	—	—	3,222
Other revenue	—	—	—	350	350
Total revenue	8,953	3,222	—	350	12,525
Operating costs and expenses, including stock-based compensation (note 2):					
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):					
Revenue share and royalties	2,895	—	—	—	2,895
Programming and content	618	—	—	—	618
Customer service and billing	476	—	—	—	476
Other	220	—	—	—	220
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	2,240	—	—	2,240
Subscriber acquisition costs	359	—	—	—	359
Other operating expenses	322	—	—	274	596
Selling, general and administrative	1,534	316	11	69	1,930
Depreciation and amortization	624	369	—	37	1,030
Impairment, restructuring and acquisition costs, net of recoveries	66	—	—	1	67
Litigation settlements, net of recoveries	31	—	—	—	31
	7,145	2,925	11	381	10,462
Operating income (loss)	1,808	297	(11)	(31)	2,063
Other income (expense):					
Interest expense	(538)	(214)	(10)	(20)	(782)
Share of earnings (losses) of affiliates, net	108	(4)	22	12	138
Unrealized gain/(loss) on intergroup interests	68	15	—	(83)	—
Realized and unrealized gains (losses) on financial instruments, net	(215)	42	(153)	3	(323)
Gains (losses) on dilution of investment in affiliate	(6)	—	2	—	(4)
Other, net	43	75	(30)	5	93
	(540)	(86)	(169)	(83)	(878)
Earnings (loss) before income taxes	1,268	211	(180)	(114)	1,185
Income tax (expense) benefit (note 3)	(237)	(27)	38	3	(223)
Net earnings (loss)	1,031	184	(142)	(111)	962
Less net earnings (loss) attributable to the noncontrolling interests	202	(1)	—	—	201
Net earnings (loss) attributable to Liberty stockholders	$ 829	185	(142)	(111)	761

| | Attributed (note 1) | | | |
	Liberty SiriusXM Group	Formula One Group	Braves Group	Consolidated Liberty
	amounts in millions			
Revenue:				
Sirius XM Holdings revenue	$ 9,003	—	—	9,003
Formula 1 revenue	—	2,573	—	2,573
Other revenue	—	—	588	588
Total revenue	9,003	2,573	588	12,164
Operating costs and expenses, including stock-based compensation (note 2):				
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):				
Revenue share and royalties	2,802	—	—	2,802
Programming and content	604	—	—	604
Customer service and billing	497	—	—	497
Other	227	—	—	227
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	1,750	—	1,750
Subscriber acquisition costs	352	—	—	352
Other operating expenses	285	—	434	719
Selling, general and administrative	1,638	288	105	2,031
Depreciation and amortization	611	362	71	1,044
Impairment, restructuring and acquisition costs, net of recoveries	68	—	6	74
	7,084	2,400	616	10,100
Operating income (loss)	1,919	173	(28)	2,064
Other income (expense):				
Interest expense	(511)	(149)	(29)	(689)
Share of earnings (losses) of affiliates, net	67	—	32	99
Unrealized gain/(loss) on intergroup interests	(19)	54	(35)	—
Realized and unrealized gains (losses) on financial instruments, net	471	115	13	599
Gains (losses) on dilution of investment in affiliate	10	—	—	10
Other, net	32	58	20	110
	50	78	1	129
Earnings (loss) before income taxes	1,969	251	(27)	2,193
Income tax (expense) benefit (note 3)	(467)	311	(8)	(164)
Net earnings (loss)	1,502	562	(35)	2,029
Less net earnings (loss) attributable to the noncontrolling interests	210	17	—	227
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	(13)	—	(13)
Net earnings (loss) attributable to Liberty stockholders	$ 1,292	558	(35)	1,815

STATEMENT OF OPERATIONS INFORMATION
December 31, 2021
(unaudited)

| | Attributed (note 1) | | | |
	Liberty SiriusXM Group	Formula One Group	Braves Group	Consolidated Liberty
		amounts in millions		
Revenue:				
Sirius XM Holdings revenue	$ 8,696	—	—	8,696
Formula 1 revenue	—	2,136	—	2,136
Other revenue	—	—	568	568
Total revenue	8,696	2,136	568	11,400
Operating costs and expenses, including stock-based compensation (note 2):				
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):				
Revenue share and royalties	2,672	—	—	2,672
Programming and content	559	—	—	559
Customer service and billing	501	—	—	501
Other	236	—	—	236
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	1,489	—	1,489
Subscriber acquisition costs	325	—		325
Other operating expenses	265	—	377	642
Selling, general and administrative	1,598	210	99	1,907
Depreciation and amortization	603	397	72	1,072
Impairment, restructuring and acquisition costs, net of recoveries	20	—	—	20
	6,779	2,096	548	9,423
Operating income (loss)	1,917	40	20	1,977
Other income (expense):				
Interest expense	(495)	(123)	(24)	(642)
Share of earnings (losses) of affiliates, net	(253)	23	30	(200)
Unrealized gain/(loss) on inter-group interests	121	(90)	(31)	—
Realized and unrealized gains (losses) on financial instruments, net	(433)	(21)	3	(451)
Gains (losses) on dilution of investment in affiliate	152	—	—	152
Other, net	(60)	14	(1)	(47)
	(968)	(197)	(23)	(1,188)
Earnings (loss) before income taxes	949	(157)	(3)	789
Income tax (expense) benefit (note 3)	(74)	37	(8)	(45)
Net earnings (loss)	875	(120)	(11)	744
Less net earnings (loss) attributable to the noncontrolling interests	276	16	—	292
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	54	—	54
Net earnings (loss) attributable to Liberty stockholders	$ 599	(190)	(11)	398

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2023
(unaudited)

	Attributed (note 1)				
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Braves Group	Consolidated Liberty
	amounts in millions				
Cash flows from operating activities:					
Net earnings (loss)	$ 1,031	184	(142)	(111)	962
Adjustments to reconcile net earnings to net cash provided by operating activities:				.	
Depreciation and amortization	624	369	—	37	1,030
Stock-based compensation	203	20	2	7	232
Non-cash impairment and restructuring costs	26	—	—	—	26
Share of (earnings) loss of affiliates, net	(108)	4	(22)	(12)	(138)
Unrealized (gains) losses on intergroup interests, net	(68)	(15)	—	83	—
Realized and unrealized (gains) losses on financial instruments, net	215	(42)	153	(3)	323
Noncash interest expense	14	6	(1)	1	20
Losses (gains) on dilution of investment in affiliate	6	—	(2)	—	4
Loss (gain) on early extinguishment of debt	(30)	(1)	35	—	4
Deferred income tax expense (benefit)	36	18	(37)	(3)	14
Intergroup tax allocation	177	(176)	—	(1)	—
Intergroup tax (payments) receipts	(121)	122	—	(1)	—
Other charges (credits), net	2	(2)	1	3	4
Changes in operating assets and liabilities					
Current and other assets	(45)	46	(5)	(34)	(38)
Payables and other liabilities	(136)	86	5	66	21
Net cash provided (used) by operating activities	1,826	619	(13)	32	2,464
Cash flows from investing activities:					
Cash proceeds from dispositions of investments	—	110	1	—	111
Investments in equity method affiliates and debt and equity securities	(50)	(173)	(3)	—	(226)
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	1	—	—	—	1
Capital expended for property and equipment, including internal-use software and website development	(650)	(426)	—	(35)	(1,111)
Other investing activities, net	3	(21)	3	—	(15)
Net cash provided (used) by investing activities	(696)	(510)	1	(35)	(1,240)
Cash flows from financing activities:					
Borrowings of debt	2,681	—	1,135	30	3,846
Repayments of debt	(3,782)	(70)	(918)	(20)	(4,790)
Settlement of intergroup interests	273	(273)	—	—	—
Subsidiary shares repurchased by subsidiary	(274)	—	—	—	(274)
Cash dividends paid by subsidiary	(65)	—	—	—	(65)
Taxes paid in lieu of shares issued for stock-based compensation	(64)	(9)	—	(1)	(74)
Atlanta Braves Holdings, Inc. Split-Off	—	—	—	(188)	(188)
Reclassification	—	(100)	100	—	—
Other financing activities, net	46	17	—	9	72
Net cash provided (used) by financing activities	(1,185)	(435)	317	(170)	(1,473)
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	1	—	—	1
Net increase (decrease) in cash, cash equivalents and restricted cash	(55)	(325)	305	(173)	(248)
Cash, cash equivalents and restricted cash at beginning of period	370	1,733	NA	173	2,276
Cash, cash equivalents and restricted cash at end of period	$ 315	1,408	305	—	2,028

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2022
(unaudited)

	Liberty SiriusXM Group	Formula One Group	Braves Group	Consolidated Liberty
Attributed (note 1)				
	amounts in millions			
Cash flows from operating activities:				
Net earnings (loss)	$ 1,502	562	(35)	2,029
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation and amortization	611	362	71	1,044
Stock-based compensation	209	16	12	237
Non-cash impairment and restructuring costs	65	—	5	70
Share of (earnings) loss of affiliates, net	(67)	—	(32)	(99)
Unrealized (gains) losses on intergroup interests, net	19	(54)	35	—
Realized and unrealized (gains) losses on financial instruments, net	(471)	(115)	(13)	(599)
Noncash interest expense	19	5	2	26
Losses (gains) on dilution of investment in affiliate	(10)	—	—	(10)
Loss (gain) on early extinguishment of debt	(21)	(14)	—	(35)
Deferred income tax expense (benefit)	329	(306)	(10)	13
Intergroup tax allocation	91	(109)	18	—
Intergroup tax (payments) receipts	(80)	72	8	—
Other charges (credits), net	10	(1)	1	10
Changes in operating assets and liabilities				
Current and other assets	80	(87)	(10)	(17)
Payables and other liabilities	(327)	203	1	(123)
Net cash provided (used) by operating activities	1,959	534	53	2,546
Cash flows from investing activities:				
Subsidiary initial public offering proceeds returned from (invested in) trust account	—	579	—	579
Cash proceeds from dispositions of investments	66	53	48	167
Cash (paid) received for acquisitions, net of cash acquired	(136)	—	—	(136)
Investments in equity method affiliates and debt and equity securities	(1)	(52)	(5)	(58)
Return of investment in equity method affiliates	1	9	28	38
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	2	—	—	2
Capital expended for property and equipment, including internal-use software and website development	(426)	(291)	(18)	(735)
Other investing activities, net	1	96	—	97
Net cash provided (used) by investing activities	(493)	394	53	(46)
Cash flows from financing activities:				
Borrowings of debt	3,150	2,884	155	6,189
Repayments of debt	(3,553)	(3,564)	(309)	(7,426)
Repayment of initial public offering proceeds to subsidiary shareholders	—	(579)	—	(579)
Settlement of intergroup interests	78	(64)	(14)	—
Liberty stock repurchases	(358)	(37)	—	(395)
Subsidiary shares repurchased by subsidiary	(647)	—	—	(647)
Cash dividends paid by subsidiary	(249)	—	—	(249)
Taxes paid in lieu of shares issued for stock-based compensation	(147)	24	—	(123)
Other financing activities, net	24	67	(9)	82
Net cash provided (used) by financing activities	(1,702)	(1,269)	(177)	(3,148)
Net increase (decrease) in cash, cash equivalents and restricted cash	(236)	(341)	(71)	(648)
Cash, cash equivalents and restricted cash at beginning of period	606	2,074	244	2,924
Cash, cash equivalents and restricted cash at end of period	$ 370	1,733	173	2,276

	Attributed (note 1)			
	Liberty SiriusXM Group	Formula One Group	Braves Group	Consolidated Liberty
	amounts in millions			
Cash flows from operating activities:				
Net earnings (loss)	$ 875	(120)	(11)	744
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation and amortization	603	397	72	1,072
Stock-based compensation	215	29	12	256
Non-cash impairment and restructuring costs	24	—	—	24
Share of (earnings) loss of affiliates, net	253	(23)	(30)	200
Unrealized (gains) losses on intergroup interests, net	(121)	90	31	—
Realized and unrealized (gains) losses on financial instruments, net	433	21	(3)	451
Noncash interest expense	15	1	—	16
Losses (gains) on dilution of investment in affiliate	(152)	—	—	(152)
Loss (gain) on early extinguishment of debt	83	(3)	—	80
Deferred income tax expense (benefit)	(12)	(41)	12	(41)
Intergroup tax allocation	9	(5)	(4)	—
Intergroup tax (payments) receipts	(2)	(5)	7	—
Other charges (credits), net	(15)	(3)	20	2
Changes in operating assets and liabilities				
Current and other assets	(59)	(2)	(43)	(104)
Payables and other liabilities	(255)	145	(1)	(111)
Net cash provided (used) by operating activities	1,894	481	62	2,437
Cash flows from investing activities:				
Subsidiary initial public offering proceeds returned from (invested in) trust account	—	(575)	—	(575)
Cash proceeds from dispositions of investments	177	204	2	383
Cash (paid) received for acquisitions, net of cash acquired	(14)	—	—	(14)
Investments in equity method affiliates and debt and equity securities	(73)	(179)	—	(252)
Return of investment in equity method affiliates	1	39	—	40
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	12	—	—	12
Capital expended for property and equipment, including internal-use software and website development	(388)	(17)	(35)	(440)
Proceeds from insurance recoveries	225	—	—	225
Other investing activities, net	(4)	(72)	8	(68)
Net cash provided (used) by investing activities	(64)	(600)	(25)	(689)
Cash flows from financing activities:				
Borrowings of debt	6,294	—	117	6,411
Repayments of debt	(5,872)	(322)	(93)	(6,287)
Liberty stock repurchases	(500)	(55)	—	(555)
Subsidiary shares repurchased by subsidiary	(1,523)	—	—	(1,523)
Proceeds from initial public offering of subsidiary	—	575	—	575
Cash dividends paid by subsidiary	(58)	—	—	(58)
Taxes paid in lieu of shares issued for stock-based compensation	(106)	(48)	—	(154)
Settlement of intergroup call spread	(384)	384	—	—
Other financing activities, net	(83)	(22)	(2)	(107)
Net cash provided (used) by financing activities	(2,232)	512	22	(1,698)
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	(3)	—	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(402)	390	59	47
Cash, cash equivalents and restricted cash at beginning of period	1,008	1,684	185	2,877
Cash, cash equivalents and restricted cash at end of period	$ 606	2,074	244	2,924

Notes to Attributed Financial Information
(unaudited)

(1) A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On July 18, 2023, the Company completed the split-off (the "Split-Off") of its wholly owned subsidiary, Atlanta Braves Holdings, Inc. ("ABH"). The Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of ABH common stock. ABH is comprised of the businesses, assets and liabilities attributed to the Braves Group immediately prior to the Split-Off, except for the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group, which were settled and extinguished in connection with the Split-Off.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks — Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification"). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

Each of the Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. The Split-Off and the Reclassification are reflected in the Company's consolidated financial statements and these attributed financial statements on a prospective basis.

While the Liberty SiriusXM Group, Formula One Group and Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Sirius XM Holdings Inc. ("Sirius XM Holdings"), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group, the Liberty SiriusXM Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As of December 31, 2023, the Liberty SiriusXM Group is primarily comprised of Liberty's interest in Sirius XM Holdings, corporate cash, Liberty's 3.75% Convertible Senior Notes due 2028, Liberty's 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. In April 2021, the Liberty SiriusXM Group paid approximately $384 million to the Formula One Group to settle its obligation under the call spread with respect to the shares of Live Nation Entertainment, Inc. ("Live Nation") attributed to the Liberty SiriusXM Group. As of December 31, 2023, the Liberty SiriusXM Group has cash and cash equivalents of approximately $306 million, which includes $216 million of subsidiary cash.

As of December 31, 2023, the Formula One Group is primarily comprised of Liberty's interest in Formula 1, cash and Liberty's 2.25% Convertible Senior Notes due 2027. In April 2021, the Formula One Group received approximately $384 million from the Liberty SiriusXM Group to settle the call spread with respect to the shares of Live Nation attributed to the Liberty SiriusXM Group. As of December 31, 2023, the Formula One Group has cash and cash equivalents of approximately $1,408 million, which includes $1,002 million of subsidiary cash.

As of December 31, 2023, the Liberty Live Group is primarily comprised of Liberty's interest in Live Nation, cash, certain public and private assets previously attributed to the Formula One Group, Liberty's 2.375% Exchangeable Senior Debentures due 2053, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As of December 31, 2023, the Liberty Live Group had cash and cash equivalents of approximately $305 million.

Prior to the Split-Off, the Braves Group was primarily comprised of Braves Holdings, LLC, which indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC" or the "Braves"), certain assets and liabilities associated with the Braves' stadium (the "Stadium") and a mixed-use development around the Stadium that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development") and corporate cash.

As of December 31, 2021, 6,792,903 notional shares representing an 11.0% intergroup interest in the Braves Group were held by the Formula One Group, 2,292,037 notional shares representing a 3.7% intergroup interest in the Braves Group were held by the Liberty SiriusXM Group and 5,271,475 notional shares representing a 2.2% intergroup interest in the Formula One Group were held by the Liberty SiriusXM Group.

The intergroup interests represented quasi-equity interests which were not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group had attributed interests in the Braves Group, which were generally stated in terms of a number of shares of Liberty Braves common stock, and the Liberty SiriusXM Group also had an attributed interest in the Formula One Group, which was generally stated in terms of a number of shares of Liberty Formula One common stock. Each reporting period, the notional shares representing the intergroup interests were marked to fair value. The changes in fair value were recorded in the Unrealized gain (loss) on intergroup interests line item in the unaudited attributed consolidated statements of operations.

The Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group were reflected in the Investment in intergroup interests line item, and the Braves Group liabilities for the intergroup interests were reflected in the Redeemable intergroup interests line item in the unaudited attributed consolidated balance sheets. Similarly, the Formula One Group intergroup interest attributable to the Liberty SiriusXM Group was reflected in the Investment in intergroup interests line item, and the Formula One Group liability for the intergroup interest was reflected in the Redeemable intergroup interests line item in the unaudited attributed consolidated balance sheets. Both accounts were presented as noncurrent, as cash settlement of the intergroup interests was not required. Appropriate eliminating entries were recorded in the Company's consolidated financial statements.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 million and $14 million, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty's 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes"), as described in note 9 to the accompanying consolidated financial statements..

During March 2023, the Formula One Group paid approximately $202 million to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes, as described in note 9 to the accompanying consolidated financial statements. On July 12, 2023, the Formula One Group paid approximately $71 million to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.

In connection with the Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group were settled and extinguished through the attribution, to the respective tracking stock group, of ABH Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest. On July 19, 2023, the shares of ABH Series C common stock attributed to the Formula One Group to settle and extinguish the intergroup interest in connection with the Split-Off were distributed on a pro rata basis to holders of Liberty Formula One common stock. During November 2023, Liberty exchanged the shares of ABH Series C common stock attributed to the Liberty SiriusXM Group with a third party to satisfy certain debt obligations attributed to the Liberty SiriusXM Group.

On December 11, 2023, Liberty entered into definitive agreements, subject to the terms thereof, to redeem each outstanding share of its Liberty SiriusXM common stock in exchange for a number of shares of common stock of a newly formed entity (the "Liberty Sirius XM Holdings Split-Off"), Liberty Sirius XM Holdings Inc.

("Liberty Sirius XM Holdings") equal to the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023, by and among Liberty, Liberty Sirius XM Holdings and Sirius XM Holdings (the "Reorganization Agreement")). The Exchange Ratio will be calculated prior to the effective time of the redemption and is estimated to be approximately 8.4 shares of Liberty Sirius XM Holdings common stock. Liberty Sirius XM Holdings will be comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. The Liberty Sirius XM Holdings Split-Off is intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares) and the completion of the Liberty Sirius XM Holdings Split-Off will be subject to various conditions, including the receipt of opinions of tax counsel. On December 11, 2023, Liberty also entered into an Agreement and Plan of Merger, pursuant to which a wholly owned subsidiary of Liberty Sirius XM Holdings ("Merger Sub") will merge with and into Sirius XM Holdings, with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of Liberty Sirius XM Holdings (the "Merger" and, together with the Liberty Sirius XM Holdings Split-Off, the "Transactions"), subject to the satisfaction of certain conditions. The Merger is dependent and conditioned on the approval and completion of the Liberty Sirius XM Holdings Split-Off, and the Merger will not be completed unless the Liberty Sirius XM Holdings Split-Off is completed. If the Liberty Sirius XM Holdings Split-Off is completed, the Merger will also be completed. Subject to the satisfaction of the conditions, the Company expects to complete the Transactions early in the third quarter of 2024.

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 7 and 9, respectively, of the accompanying consolidated financial statements.

(2) Cash compensation expense for our corporate employees is allocated among the Liberty SiriusXM Group, the Formula One Group, the Liberty Live Group and the Braves Group (prior to the Split-Off) based on the estimated percentage of time spent providing services for each group. On an annual basis estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3) We have accounted for income taxes for the Liberty SiriusXM Group, the Formula One Group, the Liberty Live Group and the Braves Group (prior to the Split-Off) in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the respective groups.

Liberty SiriusXM Group

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Current:			
Federal	$ (143)	(95)	(36)
State and local	(58)	(43)	(50)
Foreign	—	—	—
	(201)	(138)	(86)
Deferred:			
Federal	(45)	(289)	(73)
State and local	9	(40)	85
Foreign	—	—	—
	(36)	(329)	12
Income tax benefit (expense)	$ (237)	(467)	(74)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2023, 2022 and 2021 as a result of the following:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Computed expected tax benefit (expense)	$ (266)	(413)	(200)
State and local income taxes, net of federal income taxes	(66)	(67)	(56)
Foreign income taxes, net of foreign tax credit	8	5	—
Income tax reserves	28	12	140
Taxable dividends, net of dividends received deductions	(1)	(7)	(11)
Federal tax credits	95	25	55
Change in valuation allowance affecting tax expense	25	(35)	(30)
Change in tax rate	(1)	6	—
Stock-based compensation	(22)	15	24
Non-deductible executive compensation	(12)	(15)	(12)
Non-taxable gain / non-deductible (loss)	(32)	8	(8)
Intergroup Interest	14	(4)	23
Other, net	(7)	3	1
Income tax benefit (expense)	$ (237)	(467)	(74)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

		December 31,	
		2023	2022
		amounts in millions	
Deferred tax assets:			
Tax loss and credit carryforwards	$	375	507
Other accrued liabilities		215	217
Investments		—	163
Accrued stock compensation		57	67
Deferred revenue		42	45
Other future deductible amounts		5	3
Deferred tax assets		694	1,002
Valuation allowance		(88)	(113)
Net deferred tax assets		606	889
Deferred tax liabilities:			
Intangible assets		2,574	2,610
Fixed assets		233	304
Investments		28	—
Discount on debt		16	29
Deferred tax liabilities		2,851	2,943
Net deferred tax liabilities	$	2,245	2,054

Liberty Formula One Group

Income tax benefit (expense) consists of:

		Years ended December 31,		
		2023	2022	2021
		amounts in millions		
Current:				
Federal	$	31	36	6
State and local		1	(7)	(1)
Foreign		(41)	(24)	(9)
		(9)	5	(4)
Deferred:				
Federal		(40)	(24)	(47)
State and local		—	—	1
Foreign		22	330	87
		(18)	306	41
Income tax benefit (expense)	$	(27)	311	37

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2023, 2022 and 2021 as a result of the following:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Computed expected tax benefit (expense)	$ (44)	(53)	33
State and local income taxes, net of federal income taxes	2	(5)	—
Foreign income taxes, net of foreign tax credit	3	22	34
Change in valuation allowance affecting tax expense	(5)	338	(105)
Change in tax rate	—	—	146
Stock-based compensation	6	11	11
Non-deductible executive compensation	(3)	(6)	(5)
Non-taxable gain / non-deductible (loss)	(3)	3	(68)
Intergroup interest	3	11	(17)
Other, net	14	(10)	8
Income tax benefit (expense)	$ (27)	311	37

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2023	2022
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ 666	650
Other accrued liabilities	15	10
Accrued stock compensation	10	12
Discount on debt	5	—
Deferred tax assets	696	672
Valuation allowance	(8)	(3)
Net deferred tax assets	688	669
Deferred tax liabilities:		
Intangible Assets	4	50
Fixed assets	79	8
Investments	—	19
Deferred tax liabilities	83	77
Net deferred tax (assets) liabilities	$ (605)	(592)

Liberty Live Group

Income tax benefit (expense) consists of:

		Years ended December 31,		
		2023	**2022**	**2021**
		amounts in millions		
Current:				
Federal.	$	1	NA	NA
State and local.		—	NA	NA
Foreign		—	NA	NA
		1	NA	NA
Deferred:				
Federal.		37	NA	NA
State and local.		—	NA	NA
Foreign		—	NA	NA
		37	NA	NA
Income tax benefit (expense)	$	38	NA	NA

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2023, 2022 and 2021 as a result of the following:

		Years ended December 31,		
		2023	**2022**	**2021**
		amounts in millions		
Computed expected tax benefit (expense).	$	38	NA	NA
State and local income taxes, net of federal income taxes		1	NA	NA
Other, net		(1)	NA	NA
Income tax benefit (expense).	$	38	NA	NA

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

		December 31,	
		2023	**2022**
		amounts in millions	
Deferred tax assets:			
Tax loss and credit carryforwards	$	21	NA
Investments		123	NA
Intangible assets		6	NA
Discount on debt.		17	NA
Deferred tax assets.		167	NA
Valuation allowance.		—	NA
Net deferred tax assets.		167	NA
Net deferred tax liabilities	$	(167)	NA

Braves Group

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Current:			
Federal	$ —	(18)	4
State and local	—	—	—
Foreign	—	—	—
	—	(18)	4
Deferred:			
Federal	4	14	(10)
State and local	(1)	(4)	(2)
Foreign	—	—	—
	3	10	(12)
Income tax benefit (expense)	$ 3	(8)	(8)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2023, 2022 and 2021 as a result of the following:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Computed expected tax benefit (expense)	$ 23	5	1
State and local income taxes, net of federal income taxes	(1)	(4)	(2)
Stock-based compensation	—	—	1
Intergroup interest	(17)	(7)	(6)
Other, net	(2)	(2)	(2)
Income tax benefit (expense)	$ 3	(8)	(8)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2023	2022
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ NA	13
Other accrued liabilities	NA	29
Accrued stock compensation	NA	2
Other future deductible amounts	NA	13
Deferred tax assets	NA	57
Valuation allowance	NA	—
Net deferred tax assets	NA	57
Deferred tax liabilities:		
Intangible assets	NA	36
Fixed assets	NA	59
Investments	NA	5
Deferred revenue	NA	11
Deferred tax liabilities	NA	111
Net deferred tax liabilities	$ NA	54

(4) The intergroup balances as of December 31, 2023 and December 31, 2022 also include the impact of the timing of certain tax benefits which are subject to the tracking stock tax sharing policies.

(5) The Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are entitled to 1/100th of a vote per share in certain limited cases and are otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board of directors may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM common stock, only Series A and Series B Liberty Formula One common stock, or only Series A and Series B Liberty Live common stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board of directors, the common stock related to one group may be converted into common stock of the same series that is related to another other group.

CORPORATE DATA

BOARD OF DIRECTORS

John C. Malone
Chairman of the Board
Liberty Media Corporation

Robert R. Bennett
Managing Director
Hilltop Investments LLC

Derek Chang
Executive Chairman
EverPass Media

Brian M. Deevy
Retired Head of Communications,
Media & Entertainment Group
RBC Capital Markets

M. Ian G. Gilchrist
Retired Director and President
Trine Acquisition Corp

Gregory B. Maffei
President and Chief Executive Officer
Liberty Media Corporation

Evan D. Malone, Ph.D.
President
NextFab Studio, LLC

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Andrea L. Wong
Former President, International Production
Sony Pictures Television
Former President, International
Sony Pictures Entertainment

EXECUTIVE COMMITTEE

Robert R. Bennett

Gregory B. Maffei

John C. Malone

COMPENSATION COMMITTEE

M. Ian G. Gilchrist (Chair)

Larry E. Romrell

Andrea L. Wong

AUDIT COMMITTEE

Brian M. Deevy (Chair)

Derek Chang

Larry E. Romrell

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Derek Chang (Chair)

M. Ian G. Gilchrist

Andrea L. Wong

SENIOR OFFICERS

John C. Malone
Chairman of the Board

Gregory B. Maffei
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and
Principal Financial Officer

Ben Oren
Executive Vice President and Treasurer

CORPORATE SECRETARY

Michael E. Hurelbrink

CORPORATE HEADQUARTERS

12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400

STOCK INFORMATION

Series A and C Liberty Live Common Stock (LLYVA/K), Series A and C Liberty Formula One Common Stock (FWONA/K), and Series A, B and C Liberty SiriusXM Common Stock (LSXMA/B/K) trade on the NASDAQ Global Select Market.

Series B Liberty Live Common Stock (LLYVB) and Series B Liberty Formula One Common Stock (FWONB) are quoted on the OTC Markets.

CUSIP NUMBERS

LLYVA – 531229 748
LLYVB – 531229 730
LLYVK – 531229 722

FWONA – 531229 771
FWONB – 531229 763
FWONK – 531229 755

LSXMA – 531229 813
LSXMB – 531229 797
LSXMK – 531229 789

TRANSFER AGENT

Liberty Media Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8415
Toll Free: (303) 562-9273
https://shareholder.broadridge.com/lmc

INVESTOR RELATIONS

Shane Kleinstein
investor@libertymedia.com
(877) 772-1518

ON THE INTERNET

Visit the Liberty Media Corporation website at
www.libertymedia.com

FINANCIAL STATEMENTS

Liberty Media Corporation financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty Media Corporation website.



ELECTRONIC DELIVERY

We encourage Liberty stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

• If you are a registered stockholder, please visit **www.proxyvote.com** for simple instructions.
• Beneficial shareowners can elect to receive future proxy and annual report materials electronically as well as vote their shares online at **www.proxyvote.com.**

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To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

2024 ANNUAL MEETING OF STOCKHOLDERS

June 10, 2024
8:00 a.m. Local Time
Corporate Offices of Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

OUR ENVIRONMENT

Liberty believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Liberty takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

Liberty's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2023 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

• Using approximately 90.7 fewer tons of wood, or 544 fewer trees.
• Using approximately 579 million fewer BTUs, or the equivalent of the amount of energy used by 690 refrigerators.
• Using approximately 409,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent of 37.1 automobiles running for 1 year.
• Saving approximately 486,000 gallons of water, or the equivalent of approximately 22 swimming pools.
• Saving approximately 26,800 pounds of solid waste.
• Reducing hazardous air pollutants by approximately 36.3 pounds.

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit **www.papercalculator.org.**